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As filed with the Securities and Exchange Commission on March 17, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PROGRESS RAIL SERVICES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	3743—Railroad Equipment (Primary Standard Industrial Classification Code Number)	32-0141382 (I.R.S. Employer Identification Number)
1600 Progress Drive, Albertville, Alabama 35950 (256) 593-1260 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

J. Duane Cantrell
Progress Rail Services, Inc.
1600 Progress Drive
Albertville, Alabama 35950
(256) 593-1260
(Name and Address, Including Zip Code, and Telephone
Number, Including Area Code, of Agent for Service)

Copies to:
Howard A. Kenny, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Tel: (212) 309-6000 Fax: (212) 309-6001	James S. Scott Sr., Esq. Michael Benjamin, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 Tel: (212) 848-4000 Fax: (212) 848-7179

Approximate date of commencement of proposed sale of securities to the public:
As soon as practicable after this Registration Statement is declared effective.

        If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $.01 per share	$345,000,000	$36,915.00

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)
Issued                             , 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Shares

PROGRESS RAIL SERVICES, INC.

COMMON STOCK

Progress Rail Services, Inc. is offering               shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $               and $               per share.

We intend to apply for the listing of our common stock on the New York Stock Exchange under the symbol "               ."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

PRICE $      A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                           shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                           , 2006.

MORGAN STANLEY	CREDIT SUISSE	JPMORGAN
UBS INVESTMENT BANK	WACHOVIA SECURITIES

                           , 2006

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

        Until                        , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus, including the "Risk Factors" and the financial statements and notes to those statements contained elsewhere in this prospectus, before making an investment decision.

  For purposes of this prospectus and unless the context otherwise requires:

  •
  the terms "we," "us," and "our" refer (i) for periods prior to the consummation of the Acquisition, as defined elsewhere in this prospectus, to Progress Rail Services Corporation, or Progress Rail, and Progress Metal Reclamation Company, or Progress Metal, and their respective subsidiaries, and (ii) for periods after the consummation of the Acquisition, to Progress Rail Services, Inc., and its subsidiaries, which include Progress Rail and Progress Metal.

  •
  Progress Rail Services, Inc. was formed on February 15, 2005 to acquire Progress Rail and Progress Metal. No operational activities or financial results occurred until March 24, 2005, the date of the Acquisition. All references to financial information or financial statements with periods ending before or occurring prior to March 24, 2005, the date of the Acquisition, relate to the combined financial statements of Progress Rail and its subsidiaries and Progress Metal and its subsidiary. All references to financial information or financial statements with periods ending on or after March 24, 2005, relate to the consolidated financial statements of Progress Rail Services, Inc. and its subsidiaries.

  •
  our fiscal year ends on November 30, and references in this prospectus to a fiscal year refer to the twelve-month period ending on November 30 of that calendar year.

Business Overview

        We are one of the largest diversified providers of outsourced maintenance and repair services and products to the railroad industry in North America. We offer a wide range of products and services for the maintenance and repair of locomotives, railcars and track infrastructure. Our customers include all of the major North American, or "Class I" railroads, as well as many regional and shortline railroads, public transit authorities, private railcar owners and railcar builders and lessors. For the fiscal year ended November 30, 2005, giving pro forma effect to the Acquisition, this offering and the application of the net proceeds of this offering as described under "Use of Proceeds," our revenue was $1,199.9 million and our net income was             .

        We estimate that the overall North American market for railroad component parts, railcars and repair and maintenance services exceeded $30.0 billion in 2005, with a significant amount of these products and services provided by the railroads themselves and the remainder provided by independent third-party providers. Railroads, railcar builders and railcar lessors have substantial needs for component parts and repair and maintenance services for their rolling stock (which includes locomotives, freight cars and transit cars), and their track infrastructure (which includes track, signals and maintenance of way equipment). In addition to maintenance required due to ordinary wear and tear, the strict federal regulatory requirements of the Federal Railroad Administration, or the FRA, and the requirements of the Association of American Railroads, or the AAR, mandate frequent inspections and regular maintenance and replacement of components. The American Railway Engineering and Maintenance of Way Association, or AREMA, publishes maintenance guidelines to which most railroads adhere in developing their maintenance programs. Most of the component parts we provide for rolling stock are reconditioned or re-manufactured several times in their life cycles, and track components are maintained until replacement of components is required. In addition, railroads continuously update track infrastructure to meet changing customer needs.

        We have one of the most extensive networks of facilities in the North American rail services and supply industry. We operate 91 facilities in 29 U.S. states, Canada and Mexico and employ approximately 3,700 people. Our industry is highly fragmented, and few competitors offer the scale, geographic footprint and scope of products and services that is comparable to ours in the markets we serve. Our product and service offerings support the full life cycle of our customers' rolling stock and track infrastructure, from new builds and installations to disposal of retired assets.

        We operate through two business units: Locomotive and Railcar Services, referred to as LRS, and Engineering and Track Services, referred to as ETS. Each unit is supported by an experienced sales and marketing organization that offers our customers a broad range of products and services in order to provide an integrated solution for all of their rolling stock and track infrastructure needs.

        Our LRS business unit, which contributed 71.3% of our fiscal 2005 revenue, provides maintenance and repair services for railroad rolling stock. Our component parts and services encompass most of the largest maintenance and repair spending categories for our customers, such as:

  •
  reconditioned railcar components, including wheelsets, roller bearings, axles, sideframes, bolsters and brake beams;

  •
  light and heavy freight car repair, including inspection points, painting, ramp services and car repair shops;

  •
  reconditioned locomotive components, including wheelsets, roller bearings and traction motors as well as other locomotive rebuilding services; and

  •
  new and reconditioned draft system components, including couplers, yokes and draft gears.

        A substantial volume of parts that we use in our maintenance and repair business comes from our LRS freight car and locomotive recycling operations. We dismantle retired and surplus railcars and locomotives, most of which we source from our major customers. These operations provide parts that we recondition in compliance with strict industry quality and performance standards. This approach allows us to provide customers with more cost-effective solutions to their maintenance requirements. Residual materials from our dismantling, repair and maintenance operations are converted to recyclable metal and sold to steel mills and foundries from our processing locations in North America.

        Our ETS business unit, which contributed 28.7% of our fiscal 2005 revenue, provides a broad range of products and maintenance services for rail infrastructure owners and contractors, supporting their maintenance and repair requirements. Our ETS products and services include:

  •
  track components, such as turnouts, frogs and other track materials;

  •
  new and reconditioned maintenance of way and signal infrastructure equipment; and

  •
  maintenance services, including rail welding, rail pickup and sorting.

        Our ETS operations also offer reusable rail and other track materials, allowing us to provide our customers with cost effective solutions for maintenance of their rail networks. Our ETS unit obtains materials such as used rail track, frogs and switches directly from our customers or other sources and from our LRS recycling operations. These materials are inspected, sorted and graded as materials that can be repaired and re-employed by railroad customers or sold for alternative uses.

        Through the combination of our LRS and ETS business units, we provide the railroad industry with a broad range of products and services that we believe differentiates us from other service providers. We have built long-standing relationships with many of our customers, and we have multi-year contracts with all of the Class I railroads for many of their outsourced maintenance and repair requirements. We believe our relationships and experience with customers and our successful implementation of several large outsourcing contracts provide a foundation for continued success in obtaining additional outsourcing opportunities from our major customers. We also believe that our operational economies of scale, substantial purchasing power and skilled labor force have created a competitive cost structure that we can continue to leverage for future growth and profitability.

Industry Overview

        Deregulation and consolidation of the railroad industry, market competition between railroads and trucking and the state of the global economy all have had a significant impact on the North American rail services and supply market. In recent years, these factors—combined with an aging fleet and capacity constraints, resulting from continued growth in revenue ton-miles, or RTMs—have contributed to new cost management strategies and an increase in outsourcing of maintenance and repair as railroads focus on their core transportation business.

        Currently, there are seven Class I railroads operating in North America. The ongoing consolidation of Class I railroads during the past few decades has created a number of construction and maintenance projects as track systems were reconfigured and integrated. At the same time, consolidation intensified competition, leading railroads to refocus on improving their core operations. Railroads are continuing to pursue strategies to increase freight volume, improve delivery performance and reduce both operating and capital costs. These strategies have led the railroads to seek to enhance their operating and financial performance through increased outsourcing.

        Consolidation of the Class I railroads has also caused an increase in the number and geographic coverage of shortline and regional railroads as the larger railroads streamlined operations. Because of limited capital and labor resources following the railroad industry consolidation, many of the shortline and regional railroad assets that were divested have continuing maintenance needs.

        We believe that the railroads' and railcar owners' increased focus on their core business competencies and on improving their operating performance will continue to provide new and expanded outsourcing opportunities for the rail services and supply industry. Within certain parts of the industry, such as heavy freight car and locomotive maintenance, wheel and axle maintenance and track work and signal maintenance, we believe the outsourcing trend is well established. Other parts, such as intermodal transfer points where light repair and testing are done, or ramps, and repair-in-place, or RIP, and light railcar maintenance have only more recently begun to provide outsourcing opportunities. While the railroad industry appears to have recognized the advantages of outsourcing, we believe a significant opportunity exists for further outsourcing of services.

        The most important driver of the maintenance and repair part of the rail services and supply market is rail freight traffic, which is primarily measured by RTMs. An RTM is the revenue generated by moving one ton of freight one mile. RTMs generally correlate with both industrial production and gross domestic product. As an example, if coal consumption were to increase due to increased industrial demand for energy, RTMs would also increase as coal comprises a substantial amount of the freight carried by railroads in North America. According to the AAR, RTMs have increased by an average of 2.6% annually in the last decade.

        We believe that railroads have gained, and will continue to gain, market share from trucking companies, in part because of a shortage of truck drivers, increased highway congestion, increased fuel costs, and the efficiency and cost benefits of intermodal transportation.

        Also, the performance of the United States economy and higher relative transportation costs in the trucking industry have led to recent increases in Class I capital expenditures and a resulting recovery in the freight railcar industry. Compared to 2004, the top five Class I railroads (as measured by revenue) increased their 2005 capital expenditures by 10.9% and are projected to increase their capital expenditure budgets by 10.2% for 2006.

Competitive Strengths

        Leading Market Positions in Maintenance and Repair Products and Services.    We are the number one or two independent provider of many of the products and services we offer. We are among the leaders in the reclamation of scrapped railcars, production of reconditioned wheelsets and other reconditioned freight car components, production of turnouts and other specialty track components, and in maintenance services, such as ramp operations, rail welding and freight car repair. We believe that the railroad industry values diversified service providers who have the resources, expertise and network to provide a wide range of maintenance services and remanufactured components for both rolling stock and track infrastructure. We believe we are the only provider of rail maintenance and repair services and related components with leading market positions in a broad range of products and services for both railroad rolling stock and track infrastructure.

        Well Positioned to Capitalize on Outsourcing Growth Trend.    As both competition and RTMs increase, the Class I railroads and other industry participants have been focusing on their core businesses and improving operating performance, thereby increasing outsourcing maintenance and repair functions in recent years. We expect these trends will continue as the railroads balance system capacity with increasing volume. We believe our large number of existing outsourcing contracts and extensive North American service network position us to be a supplier of choice for the railroad industry's outsourcing requirements.

        Focus on Maintenance and Repair Products and Services Provides Stability.    Because our primary business is maintenance and repair, the most important driver of our business is the amount of freight transported by railroads in North America, as measured by RTMs. As a result, we believe our business is less cyclical than the manufacture of new railcars, locomotives and components. Additionally, we benefit from improving new railcar markets by supplying some new and reconditioned components for new railcars.

        Low Cost Provider with Fully Integrated Business Model.    Our extensive network of North American service facilities located in close proximity to our railroad and other customers provides lower shipping costs and faster turnaround times for our customers. In addition, we have a predominantly non-union workforce. Our ability to provide a substantial volume of reconditionable parts to our track, railcar and locomotive reconditioning and servicing operations through our recycling operations, combined with our competitive labor and benefit costs and efficient operations, provides us with a sustainable cost advantage as compared with other providers of such products and services. We do not believe there is any competitor that provides the breadth of products and services that we offer, and we believe we are the only provider of such products and services that employs a fully integrated business model.

        Diverse Customer Base with Long-term Relationships.    Our customer base consists of Class I, regional and shortline railroads, original equipment manufacturers, railcar lessors and purchasers of recyclable metal, with only one customer, which represented 11% of fiscal 2005 revenue, representing in excess of 10% of revenue. We have a demonstrated record of providing value to customers through high quality component sourcing and outsourcing execution. The majority of our customer relationships have been maintained for many years, and we believe we are a critical element of our customers' supply chains and/or maintenance systems. As a result, we estimate that more than 40% of our fiscal 2005 LRS revenue from our railroad customers and more than 60% of our fiscal 2005 ETS revenue from our railroad customers was derived from contracts with terms greater than one year.

        Management Team with a Demonstrated Record of Success.    Led by our founder and President and Chief Executive Officer William P. Ainsworth, our management team has a proven record of building and operating one of the largest diversified platforms in the rail services and supply industry. Averaging approximately 18 years of experience in the rail industry, our management team has specific expertise in sales and marketing, operations and production, quality and continuous improvement and safety and environmental controls. Several members of our management team and other key employees have worked directly for a major railroad and bring significant industry experience, customer knowledge and relationships to our business.

Business Strategy

        Continued Focus on Maintenance and Repair Products and Services Business.    We have built a competitive business model to source components and provide outsourced maintenance and repair products and services for railcars, locomotives and track infrastructure. Our strategy is to continue to invest in and build upon our core competencies of maintenance and repair in the rail services and supply industry. As an example, we intend to continue to invest in ramp opportunities and related servicing capabilities as our customers continue to outsource their intermodal ramp operations.

        Pursue Additional Outsourcing Opportunities.    We intend to pursue the growing volume of outsourcing opportunities, which we believe will continue to increase as railroad cost rationalization and consolidation continue and as the Class I railroads focus more on their core transportation business. We believe that independent third-party providers of rail products and services like us have significant additional growth opportunities. Our sales and marketing team aggressively pursues potential new outsourcing opportunities with existing customers and presents creative proposals to address customer requirements. In this way, we are often able to expand existing customer relationships. We intend to further leverage the combination of existing alliances with new proposals to enhance outsourcing opportunities.

        Focus on Continuous Improvement.    We have successfully implemented extensive quality and continuous improvement processes, which we call the "Progress Rail Integrated Model for Excellence" or PRIME, throughout our company. With the continued full engagement of our workforce, we believe that we can continue to improve our product and service quality, lower material and labor costs, and improve cycle times and other processes within our business. During the past two years, we have successfully implemented a number of initiatives designed to improve our working capital management and reduce overall costs.

        Leverage Our Scalable Platform for Growth.    Our scalable platform allows for significant organic growth. In addition, we believe that we can continue to add value to our business by selectively acquiring complementary assets and effectively integrating them into our organization. Since 1993, we have completed 28 acquisitions, built several "greenfield" plants and facilities and rationalized 14 facilities in order to realize financial and operational synergies. We believe the broad North American footprint we have built enables us to service our customers' needs more effectively than our competitors.

The Acquisition

        On March 24, 2005, Progress Rail Services, Inc. acquired Progress Rail and Progress Metal from Progress Energy, Inc, or Progress Energy, for an aggregate purchase price of approximately $438.2 million. This transaction, which we refer to as the Acquisition, is more fully described below in the section headed "The Acquisition." In connection with the Acquisition, funds affiliated with One Equity Partners LLC, or One Equity Partners, contributed $100.0 million in equity to fund a portion of the purchase price. One Equity Partners acts as a lead equity investor in management-led buyouts and growth capital financings, with a particular emphasis on corporate partnerships and divestitures. One Equity Partners manages approximately $5.0 billion in investments and commitments. After the Acquisition, senior management and other employees purchased approximately $4.6 million of our equity from One Equity Partners or directly from us.

        The remaining cash needed to fund the purchase price and to pay the fees and expenses associated with the Acquisition was provided by the offering of $200.0 million of 7 3/4% Senior Notes due 2012, which we refer to in this prospectus as the notes, and borrowings under a new $220.0 million senior asset-based revolving credit facility, which we refer to in this prospectus as our senior secured credit facility. Our senior secured credit facility is provided by Chase Lincoln First Commercial Corporation, General Electric Capital Corporation and a syndicate of banks and other financial institutions. Chase Lincoln First Commercial Corporation was the lead arranger and General Electric Capital Corporation is the administrative agent. J.P. Morgan Securities Inc., one of the underwriters of this offering, acted as sole bookrunner and sole lead and syndication agent under our senior secured credit facility. For a more detailed description of the notes and the senior secured credit facility, see "Description of Indebtedness."

Corporate Structure

(1)
See "Principal Stockholders."

(2)
Progress Rail Services Holdings, Inc. and each of its direct or indirect domestic subsidiaries are obligors under our senior secured credit facility. Progress Rail and Progress Metal are co-issuers of the notes and each of their domestic subsidiaries (other than immaterial subsidiaries) and Progress Rail Services Holdings, Inc. are guarantors of the notes. See "Description of Indebtedness."

(3)
Our senior secured credit facility includes a subfacility for our Canadian subsidiaries. See "Description of Indebtedness."

Company Information

        Our principal executive offices are located at 1600 Progress Drive, Albertville, Alabama 35950. Our telephone number at that address is (256) 593-1260.

The Offering

Shares of common stock offered	shares
Shares of common stock subject to the over-allotment option	shares
Shares of common stock to be outstanding after this offering	shares
Use of proceeds
We estimate that our proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ . We will use the proceeds of this offering to redeem all of our Series A Participating Preferred Stock and to redeem up to $70.0 million aggregate principal amount of the notes. Our Series A Participating Preferred Stock is held primarily by One Equity Partners, PRS Investments LP, Wilson Progress Rail LLC and members of our management team. One Equity Partners is an affiliate of J.P. Morgan Securities Inc., one of the underwriters of this offering. See "Use of Proceeds."
Proposed New York Stock Exchange symbol
Dividend policy
While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to pay $ per share in annual cash dividends on our common stock. We plan to pay dividends on a quarterly basis.

There can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend on many factors that are described under "Dividend Policy" and elsewhere in this prospectus.

Unless otherwise indicated, all information in this prospectus:

  •
  has been adjusted to reflect a    -for-one stock split that will be effected immediately prior to the completion of this offering;

  •
  assumes the underwriters do not exercise their over-allotment option;

  •
  assumes redemption of the Series A Participating Preferred Stock upon the completion of this offering; and

  •
  excludes            shares reserved and available for future grant or issuance under our 2006 Equity Compensation Plan.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following table sets forth summary combined historical financial data of our predecessor, Progress Rail and its subsidiaries and Progress Metal and its subsidiary prior to the Acquisition and summary consolidated financial data of Progress Rail Services, Inc. and its subsidiaries from the date of its inception. The combined results are presented because Progress Rail and Progress Metal were under the common ownership and common management of Progress Energy for the periods prior to the Acquisition. Progress Rail Services, Inc. was formed on February 15, 2005 to acquire Progress Rail and Progress Metal. No operational activities or financial results occurred from the date of inception until March 24, 2005, the date of the Acquisition. Upon completion of the Acquisition on March 24, 2005, Progress Rail and Progress Metal became wholly owned consolidated subsidiaries of Progress Rail Services, Inc., and from that date, the consolidated financial statements of Progress Rail Services, Inc. include their results. The Acquisition was accounted for using the purchase method of accounting as discussed in Note 3 to our audited financial statements, included in the back of this prospectus. Accordingly, the results of operations and the financial condition occurring and existing prior to the consummation of the Acquisition are not comparable to the results of operations and financial condition occurring and existing after the consummation of the Acquisition.

        The summary combined financial data for each of the years in the two-year period ended November 30, 2004, and as of November 30, 2004 have been derived from our predecessor's audited financial statements and related notes included in the back of this prospectus, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The summary combined financial data for the period from December 1, 2004 to March 23, 2005 of our predecessor and our summary consolidated financial data for the period from February 15, 2005 to November 30, 2005 and as of November 30, 2005 have been derived from our predecessor's and our audited financial statements and related notes included in the back of this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm.

        The summary pro forma condensed consolidated financial data as of and for the year ended November 30, 2005 gives effect to the Acquisition, this offering and the application of the net proceeds of this offering as discussed in "Use of Proceeds." The summary pro forma condensed consolidated financial data below is based upon available information and assumptions that we believe are reasonable, however we can provide no assurance that the assumptions used in the preparation of the summary pro forma condensed consolidated financial data are correct. The summary pro forma condensed consolidated financial data is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been if, in the case of pro forma statement of operations data, the Acquisition and this offering had occurred on December 1, 2004, or in the case of pro forma balance sheet data, this offering had occurred on November 30, 2005. The summary pro forma condensed consolidated financial data also should not be considered representative of our future financial condition or results of operations.

        This information is only a summary and should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statements," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and related notes included elsewhere in this prospectus.

	Fiscal year ended November 30,				Twelve Months Ended November 30, 2005 (Pro Forma)
			December 1, 2004 to March 23, 2005 (Predecessor)	Inception to November 30, 2005 (Successor)
	2003	2004
	(In thousands, except shares and per share data)
Statement of Operations Data:
Revenue	$815,530	$1,115,646	$358,623	$841,233	$1,199,856
Cost of goods sold	726,421	995,648	330,019	740,161	1,060,728

Gross profit	89,109	119,998	28,604	101,072	139,128
General and administrative expenses	50,910	52,569	19,225	31,685	50,422
Amortization of intangible assets	—	—	—	1,855	2,687
(Gain) loss on sale of fixed assets	(553)	832	219	(1,252)	(1,033)

Operating income (loss)	38,752	66,597	9,160	68,784	87,052
Interest and other expense (income):
Interest expense (income), net	(252)	(271)	(28)	14,026	21,688
Amortization of deferred financing costs	—	—	—	1,250	1,811
Other (income)	(183)	(393)	(141)	(735)	(876)

Total interest and other expense (income), net	(435)	(664)	(169)	14,541	22,623
Income from continuing operations before provision for income taxes	39,187	67,261	9,329	54,243	64,429
Provision for income taxes	16,221	25,484	3,932	20,889	25,156

Income from continuing operations	22,966	41,777	5,397	33,354	39,273

Discontinued operations:(1)
Loss from operations of Railcar, Ltd.	(3,138)	(5,043)	—	—	—
Benefit from income taxes	(801)	(287)	—	—	—

Loss from discontinued operations, net of tax	(2,337)	(4,756)	—	—	—

Net income	$20,629	$37,021	$5,397	$33,354	$39,273

Accumulated preferred dividends				5,579
Participating preferred dividends				2,870

Net income available to common shareholders				$24,905

Per Share Data:(2)(3)(4)
Net income per common share—basic				$2.31
Weighted average shares outstanding—basic				10,764,339
Net income per common share—diluted				$2.27
Weighted average shares outstanding—fully diluted				10,968,913
Other Data:
EBITDA(5)	$56,449	$83,869	$17,124	$79,584	$102,565
Depreciation and amortization	$20,652	$21,922	$7,823	$11,315	$16,448
Capital expenditures from continuing operations(6)	$13,657	$36,419	$10,560	$13,252
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$112,466	$35,203	$(3,437)	$58,261
Net cash used in investing activities	$(37,487)	$(8,018)	$(10,403)	$(426,295)
Net cash provided by (used in) financing activities	$(70,825)	$(33,791)	$20,829	$371,249

	As of November 30, 2004 (Predecessor)	As of November 30, 2005 (Successor)	As of November 30, 2005 (Pro Forma)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,840	$4,266
Working capital(7)	$222,927	$244,638
Total debt(8)	$1,537	$241,607
Total assets	$611,427	$555,698

(1)
Discontinued operations reflect the results of Railcar, Ltd. which was engaged in the railcar leasing business. In December 2002, the board of directors of Progress Energy approved the sale of Railcar, Ltd., and in February 2004, substantially all of its assets were sold for $88.6 million. Revenue attributable to the Railcar, Ltd. assets was $31.2 million in fiscal 2003, $5.6 million in fiscal 2004 and $0 for the predecessor period and the successor period.

(2)
Historical per share data has not been presented for the predecessor because the predecessor did not operate as a separate legal entity from Progress Energy.

(3)
For the successor, basic and diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average shares outstanding, as adjusted for unvested common shares, as applicable.

(4)
Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number or shares whose sale proceeds would be necessary to repay any debt or to redeem any preferred stock as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for the purposes of the unaudited pro forma basic and diluted earnings per share calculation, has been adjusted to reflect            shares of our common stock outstanding immediately prior to this offering after a            -for-one stock split that will be effected immediately prior to the completion of this offering plus            shares of common stock being offered hereby.

(5)
EBITDA is calculated as net income (loss) before provisions for income taxes, interest expense, interest income and depreciation and amortization. The following table presents a reconciliation of net income (loss) to EBITDA:

	Year ended November 30,				Twelve Months Ended November 30, 2005 (Pro Forma)
			December 1, 2004 to March 23, 2005 (Predecessor)	Inception to November 30, 2005 (Successor)
	2003	2004
	(In thousands)
Net income	$20,629	$37,021	$5,397	$33,354	$39,273
Interest expense (income), net	(252)	(271)	(28)	14,026	21,688
Provision for income taxes	16,221	25,484	3,932	20,889	25,156
Benefit from income taxes from discontinued operations	(801)	(287)	—	—	—
Depreciation and amortization	20,652	21,922	7,823	11,315	16,448

EBITDA	$56,449	$83,869	$17,124	$79,584	$102,565

  EBITDA includes the effect of the following items:

	Year ended November 30,				Twelve Months Ended November 30, 2005 (Pro Forma)
			December 1, 2004 to March 23, 2005 (Predecessor)	Inception to November 30, 2005 (Successor)
	2003	2004
	(In thousands)
Discontinued operations(a)	$2,486	$4,913	—	—	—
Bad debt reserve(b)	6,761	—	—	—	—
Severance payment(c)	—	529	—	—	—
Acquisition expenses(d)	—	766	—	$5,115	$5,115
Effect of purchase accounting(e)	—	—	—	5,546	—
(Gain) loss on sale of fixed assets(f)	(553)	832	$219	(1,252)	(1,033)

Total	$8,694	$7,040	$219	$9,409	$4,082

  (a)
  EBITDA was decreased in fiscal 2003 and fiscal 2004 by losses of $2.5 million and $4.9 million, respectively, attributable to our Railcar Ltd. business, which was classified as a discontinued operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Railcar Ltd. Divestiture."

  (b)
  EBITDA was decreased in fiscal 2003 by a $6.8 million bad debt expense relating to a specific customer's bankruptcy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General and Administrative Expenses."

  (c)
  EBITDA was decreased in fiscal 2004 by a $0.5 million severance charge related to the shutdown of a single sales office.

  (d)
  EBITDA was decreased in fiscal 2004 by acquisition expenses of $0.8 million for professional fees, and by $5.1 million in the successor period, primarily related to retention bonuses payable to members of management and other expenses incurred in connection with the Acquisition.

  (e)
  The accounting treatment for the Acquisition required that inventory be revalued to its estimated fair value. This resulted in a $5.5 million increase in the carrying value and an identical decrease in EBITDA as the inventory was sold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cost of Goods Sold/Gross Profit."

  (f)
  EBITDA was increased in fiscal 2003 by a gain from sales of fixed assets of $0.6 million and reduced by losses from sales of fixed assets in fiscal 2004 and the predecessor period of $0.8 million and $0.2 million, respectively. For the successor period, EBITDA was increased by a gain from sales of fixed assets of $1.3 million.

  For purposes of calculating EBITDA under the indenture governing the notes, the foregoing items would increase or decrease EBITDA, as the case may be. The indenture requires an adjustment with respect to a gain or loss on sale of fixed assets only to the extent such sale is not in the ordinary course of business. Under the indenture, EBITDA, as adjusted, is used to determine our ability to incur additional indebtedness, and make distributions or investments, including dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements" and "Description of Indebtedness." See also, "Risk Factors—Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our debt service obligations," and "—Restrictive covenants in our senior secured credit facility and the indenture governing the notes may restrict our ability to pursue our business strategies."

  EBITDA is not a measure of financial performance under GAAP, is not intended to represent cash flow from operations under GAAP and should not be used as an alternative to net income as an indicator of operating performance or as an alternative to cash flow from operating, investing or financing activities as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

    •
    EBITDA does not reflect our cash used for capital expenditures;

    •
    although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

    •
    EBITDA does not reflect changes in, or cash requirements for, our working capital requirements;

    •
    EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness; and

    •
    EBITDA does not reflect non-recurring expenses which do not qualify as extraordinary such as one-time write-offs to inventory and reserve accruals.

  While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

(6)
Does not include capital expenditures associated with discontinued operations consistent with disclosure of segment information in Note 14 to our audited financial statements.

(7)
Working capital is defined as current assets minus current liabilities (excluding the current portion of long-term debt).

(8)
Total debt of successor consists primarily of borrowings under our senior secured credit facility and the notes.

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock. If any of the events contemplated by the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our revenue is subject to cyclical variations in the rail industry.

        Our financial performance depends, in large part, on varying conditions in the markets that we serve. The rail industry historically has been subject to significant fluctuations in activity due to overall economic conditions, the level of freight transit as compared to alternative methods of transportation and the levels of federal, state and local government spending on railroad transit projects. During economic downturns, railroads have deferred, and may continue to defer, certain expenditures in order to conserve cash in the short term, which generally results in reductions in our sales as well as pricing, and adversely affects our results of operations and cash flow. In addition, reductions in freight traffic during such downturns decrease the usage of, and the need for maintenance and repair of rolling stock and track infrastructure. Any general economic downturn or reduction in rail freight traffic caused thereby would have a material adverse effect on our results of operations, financial condition and cash flow.

We operate in highly competitive industries, which may impact our financial results.

        The markets in which we operate are highly competitive. We compete with a number of other companies that offer similar products and services, some of which have greater financial resources than we do. We also compete, in effect, with potential customers who are choosing between handling their own maintenance and repair services or outsourcing the work. Price competition is strong and, coupled with the existence of a limited number of cost conscious customers, has historically limited our ability to increase prices. In addition to price, we compete on the basis of performance, speed of delivery, quality and customer support. The competitive environment has resulted in the low gross margins reflected in our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Any decrease in our revenue or increase in our expenses could have a disproportionate effect on our gross margins. There can be no assurance that our products and services will be able to compete successfully with the products and services of these competing companies or the ability of the railroads to handle their maintenance and repair needs. Any failure by us to compete effectively in the markets we serve would have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our future growth depends on Class I railroads outsourcing more operations to us and their decision to do so is subject to factors beyond our control.

        Our recent growth has been driven largely by Class I railroads outsourcing more of their maintenance and repair operations to us, and our anticipated future growth is dependent upon this trend continuing. However, railroads' decision to outsource to us depends on numerous factors that we may have limited influence over. For example, in deciding to outsource a particular operation to us, a railroad would need to consider its cost to retire the assets it is using in that operation and how to re-deploy its employees who were working at that operation. It is possible that unions representing those employees will object to outsourcing and that may cause railroads not to outsource more of their business to us. In addition, railroads may decide to keep certain operations in-house in an effort to control quality, safety or reliability if they believe internal operations would be more effective in this regard. Other factors such as further consolidation of the railroads or decreases in the rate of growth of RTMs may also affect outsourcing trends. We believe that we are able to perform our services at a lower cost with better reliability to the railroads than if they performed these services internally. However, it is possible that our workforce may become further unionized, which could have the effect of increasing our costs. If our costs were to increase, we would be a less attractive supplier to our customers and our growth would be negatively affected.

We depend upon a small number of key customers.

        We rely on several key customers who represent a significant portion of our business. For fiscal 2005, our five largest customers accounted for 37% of our revenue and our largest customer, Canadian Pacific Railroad, accounted for 11% of our revenue. While we believe our relationships with our customers are generally good, our largest customers could choose to reduce or terminate their relationships with us on short notice without penalty for a variety of reasons. In addition, continued consolidation in the rail industry could further reduce the number of our customers. As a result of our dependence on our key customers, the loss of any one or more of our key customers or a reduction in their demand for our products and services could have a material adverse effect on our revenue, cash flow and results of operations.

Fluctuations in the supply of component parts could have a material adverse effect on our ability to sell our products and services on a cost-effective basis.

        A significant portion of our business depends on an adequate supply of numerous specialty components such as wheelsets, sideframes, bolsters, brake beams, steel and other rail components at competitive prices. We depend upon the availability of recyclable railcars and locomotives for reconditioned materials and on third-party suppliers for a significant portion of our new component part needs. These components comprise a significant portion of our costs in the repair and maintenance of cars and track. Due to consolidations and challenging industry conditions, the number of alternative suppliers of specialty components has declined in recent years. For example, we purchase a large proportion of our wheels and bearings from a single supplier. Although we believe it is unlikely to happen, if such supplier were unwilling or unable to meet our supply requirements or if such supplier decided to compete directly with us, our ability to operate our business could be impacted. While we endeavor to be diligent in contractual relationships with our suppliers, a significant decrease in the availability of specialty components of adequate quality could materially increase our cost of goods sold or prevent us from manufacturing our products on a timely basis.

Volatility in the price of metal could materially affect our operating results.

        Because of our fully integrated business model, we generate recyclable metal and also purchase recyclable metal from third parties for use in our operations and for resale. As a result, our financial performance is affected by market prices for metal. Prices for metal are impacted by several factors, all of which are beyond our control, and are highly cyclical in nature. Prices for recyclable metal reached historically high levels in 2004 and this had a significant positive effect on our fiscal 2004 operating results, with the sale of recyclable metal accounting for more than 40% of our fiscal 2004 revenue. In 2005, prices fell to a limited extent throughout the year which, together with reduced volume, resulted in our revenue from the sale of recyclable metal declining to approximately 25% of our fiscal 2005 revenue. Any further reduction in market prices of metal could further reduce revenue. In addition, higher prices for recyclable metal results in higher costs to us, which could adversely affect our gross profit margin and our results of operations.

We depend on our key personnel to manage our business effectively and such personnel may be difficult to replace.

        Our success largely depends on the efforts and abilities of our current senior and middle management teams. Their skills, experience and industry contacts significantly benefit us. Although we have historically been successful in retaining the services of our key management personnel, we may be unable to do so in the future. The loss of the services of one or more key members of our management team could result in increased costs associated with attracting and retaining a replacement and could disrupt our operations and result in a loss of revenue. Members of our senior management hold restricted shares of our common stock, which will vest upon the completion of this offering, and shares of our Series A Participating Preferred Stock and will receive substantial cash payments upon the redemption of our Series A Participating Preferred Stock after the completion of this offering.

Litigation claims could adversely affect our operating results.

        We and our subsidiaries are currently and may from time to time be involved in various legal proceedings arising out of our operations. The resolution of claims or lawsuits by settlement or otherwise could impact our operating results for the reporting period in which any such resolution occurs.

        Additionally, the transportation of commodities by railcar raises potential risks (such as derailment, fire, natural disasters, explosions and accidents) and may result in personal injury claims or damage to property and third parties. Any damages for which we are liable could be substantial, and could include both punitive and consequential claims. Generally, liability under existing law in the United States for a derailment, spill or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar or its components. However, when certain hazardous commodities are shipped, strict liability concepts may apply. We cannot assure you that our existing insurance coverage levels and reserves will be adequate to cover present or future claims or lawsuits arising from our businesses, and that any such claims or lawsuits will not have a material adverse effect on our business, operations or overall financial condition.

Increasing insurance claims and expenses could adversely impact our operating results.

        Over the last several years, insurance carriers have raised premiums for many companies operating in our industry. Increased premiums may further increase our insurance expense as policies expire or cause us to raise our self-insured retention. If the number or severity of claims for which we are self-insured increases, we could suffer costs in excess of our reserves. An unusually large liability claim or a string of claims may exceed our insurance coverage or result in direct damages if we were unable or elected not to insure against certain hazards because of high premiums or other reasons. In addition, the availability of, and our ability to collect on, insurance coverage is often subject to factors beyond our control. Moreover, any accident or incident involving us, even if we are fully insured or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could significantly affect the cost and availability of insurance in the future.

We have potential exposure to environmental liabilities, which may increase costs and lower profitability.

        We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of hazardous materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to periodic renewal or modification. These laws, regulations and permits can require the installation of pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. We cannot assure you that we have been, are or will be at all times in complete compliance with these laws, regulations or permits. We could be subject to legal actions brought by environmental advocacy groups or other parties for actual or alleged violations of environmental laws or regulations. In addition, we have made, and expect to make, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits. Furthermore, although we intend to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, we may fail to identify or be indemnified for all potential environmental liabilities relating to any acquired business. Any environmental liabilities incurred by us, to the extent not covered by insurance or indemnification, will increase our respective costs and have a negative impact on our results of operation and business condition.

        We are subject to liability for the investigation and cleanup of contamination at the properties that we currently own or operate or formerly owned or operated, properties where we provide services and at off-site locations where we arranged for the disposal of hazardous substances. To the extent that such materials have been or are disposed of or released at sites that require investigation and/or remediation or undergo investigation and/or remediation by regulatory agencies or third parties, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of such investigation and/or remediation, and for any damages to natural resources. We may also be and currently are subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from such properties. Some of these matters could require us to expend significant amounts for investigation and/or cleanup or other costs.

        New laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our operations. It is possible that future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and/or discovery of currently unknown conditions could require substantial expenditures and could have a material adverse effect on our results of operations or financial condition.

        For more information about our environmental compliance and actual and potential environmental liabilities, see "Business—Environmental Matters."

If we fail to meet the regulatory requirements applicable to the industries in which we operate, our operations could be adversely affected.

        The railroad industry is subject to extensive regulation by governmental regulatory and industry authorities, including the Environmental Protection Agency, the Department of Transportation, the FRA, which is a division of the Department of Transportation, and the AAR. These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance and related standards for railcars; railcar component reconditioning standards and specifications; railcar maintenance billing rates and procedures; safety of railroad equipment, tracks and operations; and packaging and transportation of hazardous materials. Future changes that affect compliance costs or which prohibit or limit the use of the recyclable metal or reconditioned component parts we manufacture or sell, may have a material adverse effect on our financial condition and results of operations.

        Our operations are also subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration. Claims may be asserted against us for work-related illnesses or injuries, and our operations may be adversely affected by the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which we operate. We are unable to predict the ultimate cost of compliance with these health and safety laws and regulations. In addition, there can be no assurance that we will not become involved in future litigation or other proceedings or, if we were found to be responsible or liable in any litigation or proceedings, that such costs would not be material to us.

Changes in the AAR rules and regulations governing pricing could adversely impact our revenue and results of operations.

        The AAR establishes rules and regulations for all railcars, regardless of ownership, operating in interchange service, including rules governing labor rates, time standards and material pricing. As a provider of ramp services to the Class I railroads, we are subject to these rules and regulations with respect to the services and products provided as their agent. Labor rates, time standards and material pricing are reviewed quarterly, which could result in adjustments, based on information provided to the AAR by the Class I railroads. These changes can, depending on the adjustment, impact revenue in connection with labor rate per man-hour billed, material cost or time standards for specific tasks performed. If the AAR were to enact future changes that result in decreases in pricing for the covered services or materials, it could result in a material decrease in related revenue and could impact our results of operations.

Risks related to our operations and acquisitions of component parts outside of the United States could adversely impact our operating results.

        Our operations in Canada and Mexico, as well as our acquisition of component parts used in our business from non-U.S. sources, are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade or economic changes or instability could limit or curtail our respective foreign business activities and operations. Foreign countries where we operate have regulatory authorities that regulate railroad safety, railcar design and railcar component part design, performance and manufacture used on their railroad systems. Changes in regulatory requirements, tariffs and other trade barriers, more stringent rules relating to labor or the environment, adverse tax consequences and currency exchange controls could limit our operations, increase the cost or reduce the availability of component parts and adversely affect our results of operations and financial condition.

        Additionally, currency fluctuations of the United States dollar against other currencies in the countries in which we operate or acquire component parts can adversely affect our revenue and operating results. In particular, a rise in the value of the United States dollar relative to the Canadian dollar or the Mexican peso will reduce the value of the revenue or assets of our operations in that country and, therefore, may adversely affect our operating results or financial position. This could be harmful to us because many of our expenses, particularly interest expense, are denominated in United States dollars.

Future acquisitions and joint ventures may require significant resources and/or result in significant unanticipated losses, costs or liabilities.

        We may seek to grow by making acquisitions or entering into joint ventures or similar arrangements. Any acquisitions will depend on our ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. We will also face competition for suitable acquisition candidates that may increase our costs. In addition, acquisitions or investments require significant managerial attention, which may be diverted from our other operations.

Furthermore, any future acquisitions of businesses or facilities could entail a number of additional risks, including:

  •
  problems with effective integration of operations;

  •
  the inability to maintain key pre-Acquisition customer, supplier and employee relationships;

  •
  increased operating costs; and

  •
  exposure to unanticipated liabilities.

        Subject to the terms of our indebtedness, we may finance future acquisitions with cash from operations, additional indebtedness and/or by issuing additional equity securities. These commitments may impair the operation of our businesses. In addition, we could face the financial risks associated with incurring additional indebtedness such as reducing our liquidity and access to financing markets and increasing the amount of cash flow required to service such indebtedness.

The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act and the listing requirements of the New York Stock Exchange may strain our resources and management.

        After we complete this offering, we will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, including Section 404 relating to internal control over financial reporting and the listing requirements of the New York Stock Exchange. This will require us to implement new systems and train our financial and management teams. This may place a strain on our systems and resources and will involve significant costs. We will be required to file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures, corporate governance standards and internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our independent registered public accountants on our management's assessment of and operating effectiveness of internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required as we will need to devote financial resources, additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with public company reporting requirements.

We are controlled by One Equity Partners, whose interests may not be aligned with yours.

        Upon completion of this offering, One Equity Partners will beneficially own approximately    % of our capital stock, or            % if the underwriters' overallotment option is exercised in full, and as a result will be able to influence the election of our board of directors. Three members of our board of directors are affiliated with One Equity Partners, and we expect that these individuals will continue to serve as directors following the completion of the offering. Circumstances may occur in which the interests of One Equity Partners could be in conflict with your interests. For example, One Equity Partners could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. Additionally, One Equity Partners is not prohibited from making investments in any of our competitors.

We may be required to reduce our inventory carrying values, which would negatively impact our results of operations.

        We are required to record our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare them with the current or committed inventory levels. We have recorded reductions in inventory carrying values in recent periods due to the discontinuance of product lines as well as changes in market conditions due to changes in demand requirements. We may be required to reduce inventory carrying values in the future due to a decline in market conditions, which could have an adverse effect on our results of operations.

We may be required to reduce the value of our long-lived assets, which would adversely impact our results of operations.

        We periodically evaluate the carrying values of our long-lived assets to be held and used for potential impairment. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable and the fair value of the asset is less than the carrying value. Fair value is determined primarily by using the anticipated cash flows discounted at a rate commensurate with the risks involved. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the estimated cost to dispose of the assets.

We have a limited operating history as a stand-alone company.

        Although we have a substantial operating history, we have been operating as a stand-alone company for a limited time. Following the Acquisition, we no longer had access to the borrowing capacity, cash flow, assets and services of Progress Energy and its other affiliates as we did while under Progress Energy's control. We are a significantly smaller company than Progress Energy, with significantly fewer resources and less diversified operations. It is possible our customers view us as a riskier supplier due to our smaller size and financial resources.

Our historical financial information will not be comparable to future periods.

        Some of the historical financial information included in this prospectus does not reflect the many significant changes that have occurred in our capital structure, funding and operations as a result of the Acquisition or the additional costs we are now incurring in operating as a stand-alone company. Therefore, this historical financial information does not reflect our results of operations, financial position and cash flows in the future or the results of operations, financial position and cash flows that would have occurred if we had been a separate, stand-alone entity during the periods presented.

Risks Related to Our Leverage

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our debt service obligations.

        We have a significant amount of indebtedness. At November 30, 2005, on an as-adjusted basis giving effect to this offering and the application of the net proceeds of this offering as described in "Use of Proceeds," we would have had total indebtedness of $         million on a consolidated basis and $     million of additional borrowing capacity under our senior secured credit facility.

        Our substantial indebtedness could have important consequences. For example, it could:

  •
  make it more difficult to generate sufficient cash flows to pay interest and satisfy our debt obligations;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

  •
  place us at a disadvantage compared to competitors that have less debt;

  •
  limit our ability to borrow additional funds; and

  •
  restrict us from making strategic acquisitions, introducing new products or services or exploiting business opportunities.

        Our ability to make payments on and refinance our indebtedness will depend on our ability to generate cash from our future operations. Our ability to generate cash from future operations is subject, in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond our control. See "—Risks Related to Our Business." Our high levels of indebtedness requires that we use a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures or other general corporate or business activities, including future acquisitions.

        If we cannot service or refinance our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments or alliances. We may not be able to take such actions, if necessary, on commercially reasonable terms or at all.

        Moreover, we will have the ability under our debt agreements to incur substantial additional indebtedness, and any additional indebtedness we incur could exacerbate the risks described above.

Restrictive covenants in our senior secured credit facility and the indenture governing the notes may restrict our ability to pursue our business strategies.

        The indenture governing the notes and our senior secured credit facility limit our ability, among other things, to:

  •
  incur additional indebtedness or issue preferred stock;

  •
  create liens;

  •
  pay dividends and make distributions in respect of capital stock;

  •
  repurchase or redeem capital stock or prepay certain indebtedness;

  •
  make investments or certain other restricted payments;

  •
  sell assets;

  •
  issue or sell stock of restricted subsidiaries;

  •
  guarantee indebtedness;

  •
  designate unrestricted subsidiaries;

  •
  enter into transactions with our affiliates; and

  •
  merge, consolidate or transfer all or substantially all of our assets.

        These restrictions on our management's ability to operate our business could have a material adverse effect on our business. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. In addition, our senior secured credit facility requires us to meet certain financial ratios in order to draw funds.

        If we default under any financing agreements, our lenders could:

  •
  elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest; and/or

  •
  terminate their commitments, if any, to make further extensions of credit.

        If we default under any financing agreements we cannot guarantee repayment, renegotiation or entry into any new or alternative financing arrangements.

Risks Related to This Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

        Prior to this offering, there has not been a public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange. However, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters based on numerous factors that we discuss in the "Underwriters" section of this prospectus and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Future sales of our shares could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        We, our directors and executive officers and certain of our stockholders existing prior to this offering have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the Underwriters. See "Underwriters."

        After this offering, we will have             million shares of common stock outstanding. Of those shares, the                         million shares we are offering will be freely tradable. The             million shares that were outstanding immediately prior to this offering will be eligible for resale from time to time after the expiration of the 180-day lock-up period, subject to contractual and Securities Act restrictions. None of those shares may currently be resold under Rule 144(k) without regard to volume limitations and no shares may currently be sold subject to volume, manner of sale and other conditions of Rule 144.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and, in response, the market price of our common stock could decrease significantly. As a result, the market price of our common stock could decline below the initial public offering price. You may be unable to resell your shares of our common stock at or above the initial public offering price. Among other factors that could affect our stock price are:

  •
  actual or anticipated variations in operating results;

  •
  changes in financial estimates by research analysts;

  •
  actual or anticipated changes in economic, political or market conditions, such as recessions;

  •
  actual or anticipated changes in the regulatory environment affecting our industry;

  •
  changes in the market valuations of our industry peers; and

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

        In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

The book value of shares of common stock purchased in the offering will be immediately diluted and may be subject to additional dilution in the future.

        The initial public offering price per share of our common stock is substantially higher than our pro forma net tangible book value per common share immediately after the offering. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase common stock in the offering will be diluted by $            per share after giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the estimated price range on the cover of this prospectus, and the sale of up to                         million shares to the underwriters pursuant to their over-allotment option. If we grant options in the future to our employees, and those options are exercised or other issuances of common stock are made, there will be further dilution.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt.

        Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," and similar terms and phrases, including references to assumptions, to identify forward-looking statements in this prospectus. These forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

        We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

        Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. As stated elsewhere in this prospectus, such factors include, among others:

  •
  cyclical variations in the rail industry;

  •
  competition in our markets;

  •
  trends in railroad outsourcing;

  •
  loss of any of our key customers;

  •
  fluctuations in the supply of component parts;

  •
  volatility in the price of metal;

  •
  loss of our senior management;

  •
  unexpected litigation claims;

  •
  increased insurance claims and expenses;

  •
  environmental compliance costs and liabilities;

  •
  failure to meet regulatory requirements;

  •
  changes in railroad industry practices and policies;

  •
  economic, political and other risks associated with our international sales and operations;

  •
  unanticipated losses related to acquisitions or investments; and

  •
  other factors described in this prospectus.

        We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations, financial condition and cash flow.

THE ACQUISITION

        The following contains summaries of certain agreements that were entered into in connection with the Acquisition, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

        On February 17, 2005, we entered into an Agreement and Plan of Merger, which we refer to in this prospectus as the merger agreement, with Progress Rail, Progress Metal, Progress Fuels Corporation, or Progress Fuels, and, with respect to certain sections of the merger agreement, Progress Energy. Each of Progress Rail and Progress Metal was, prior to the Acquisition, and Progress Fuels is, a subsidiary of Progress Energy. Pursuant to the merger agreement, we acquired Progress Rail and Progress Metal for an aggregate purchase price of $438.2 million, as more fully discussed below.

        In connection with the Acquisition, funds affiliated with One Equity Partners contributed $100.0 million in equity to fund a portion of the purchase price.

        The remaining cash needed to finance the Acquisition, including related fees and expenses, was provided by the offering of the notes and the borrowings under our senior secured credit facility.

Summary of Significant Terms of the Merger Agreement and Ancillary Agreements

  Merger Agreement

        Progress Fuels received, as aggregate merger consideration, $438.2 million, which included a post-closing adjustment and certain transaction expenses as described below. As a result of the mergers, Progress Rail and Progress Metal became our wholly owned subsidiaries.

        Pursuant to the merger agreement, Progress Fuels and, with respect to certain matters, Progress Energy have made customary representations and warranties to us. In addition, the merger agreement contains certain post-closing covenants. Progress Fuels and Progress Energy have agreed to indemnify, jointly and severally, us for certain losses, including, but not limited to, losses arising from or in connection with:

  •
  any inaccuracy or breach of a representation or warranty made by Progress Energy or Progress Fuels;

  •
  the breach of, or default in the performance by Progress Energy or Progress Fuels of, any covenant, agreement or obligation to be performed by Progress Energy or Progress Fuels pursuant to the merger agreement;

  •
  certain assets retained by Progress Energy or Progress Fuels;

  •
  any assets, businesses or properties formerly owned, operated, occupied or leased by Progress Rail, Progress Metal, their respective subsidiaries, current or former affiliates or their respective predecessors;

  •
  any transaction expenses not paid by Progress Energy or Progress Fuels and certain indebtedness of Progress Rail, Progress Metal and their respective subsidiaries;

  •
  litigation, claims or other losses in connection with the provision of products or services prior to the closing of the Acquisition;

  •
  any asbestos matters;

  •
  certain environmental matters (as further detailed below); and

  •
  specified pre-closing tax liabilities.

        We have agreed to indemnify Progress Fuels for losses in connection with:

  •
  any inaccuracy or breach of a representation or warranty made by us; and

  •
  the breach of, or default in the performance by us of any covenant, agreement or obligation to be performed by us pursuant to the merger agreement.

        The merger agreement provides that the indemnifying party will not be obligated to indemnify the indemnified parties until losses incurred with respect to:

  •
  breaches of certain representations and warranties;

  •
  unknown litigation, claims or other losses in connection with the provision of products or services prior to the closing of the Acquisition;

  •
  specified pre-closing tax liabilities; and

  •
  environmental matters

exceed a "basket" of $2,500,000 (and then indemnification is required from the first dollar) and that the maximum liability for each indemnifying party is capped at $101,250,000. Losses related to several specified representations and warranties, income taxes for pre-closing periods and certain other matters are not subject to the basket or the cap. Losses incurred by the indemnified parties with respect to unknown litigation, claims or other losses in connection with the provision of products or services prior to the closing of the Acquisition and environmental matters are generally subject to the indemnity obligations for a period of seven years beginning on the closing date of the Acquisition. Neither Progress Energy nor Progress Fuels is obligated to indemnify us for unknown litigation, claims or other losses in connection with the provision of products or services prior to the closing of the Acquisition until all such losses incurred by the indemnified parties exceed $250,000 in the aggregate in any 12-month period beginning on the closing date of the Acquisition. The indemnities in the merger agreement are subject to certain carve-outs and exceptions.

        With regard to obligations that survive the consummation of the Acquisition:

  •
  claims for breach of representations and warranties generally expire after two years;

  •
  claims for breaches with respect to certain tax matters survive until 60 calendar days after the expiration of the applicable statute of limitations;

  •
  claims for breaches with respect to certain employee benefits and environmental matters survive for seven years; and

  •
  claims for breaches of several specified representations and warranties survive indefinitely.

        With respect to environmental liabilities, Progress Fuels and Progress Energy have agreed to provide us an indemnity for the breach of environmental representations and for certain losses arising out of the following:

  •
  contamination existing in excess of applicable industrial clean up standards prior to the closing date of the Acquisition at currently owned, operated, occupied or leased real property;

  •
  third-party claims with respect to pre-closing contamination existing at currently owned, operated, occupied or leased real property;

  •
  pre-closing violations of laws or permits;

  •
  liabilities arising out of pre-closing off-site waste disposal activities;

  •
  personal injury claims relating to the exposure of persons to hazardous materials prior to the closing date of the Acquisition;

  •
  environmental liabilities associated with formerly owned, operated, leased and occupied real properties;

  •
  pending environmental claims as of the closing date of the Acquisition;

  •
  environmental liabilities associated with the provision of products or services prior to the closing date of the Acquisition; and

  •
  asbestos matters.

        The foregoing environmental indemnities are subject to the general basket of $2,500,000 and a $101,250,000 cap and a seven-year survival period as well as detailed procedural requirements and specified remediation standards. Indemnities for asbestos matters, liabilities relating to formerly owned, operated, leased and occupied real properties and pending claims are unlimited and are not subject to the basket, cap or survival period.

  Trademark Coexistence Agreement

        In connection with the Acquisition, Progress Rail, Progress Metal and Progress Vanguard Corporation entered into a Trademark Coexistence Agreement with Progress Energy. Such agreement confirms the ownership by Progress Rail, Progress Metal and Progress Vanguard Corporation of the PROGRESS RAIL™, PROGRESS METAL™ and PROGRESS VANGUARD™ marks for use in connection with the rail business. Under the terms of the agreement, Progress Energy retains the right to use marks containing the word PROGRESS in the electricity, energy, fuel, insurance, power, telecommunications or utilities businesses. The parties have agreed to provide reasonable cooperation to each other in the event of any future suspected, actual or likely trademark confusion, and will use reasonable commercial efforts to avoid such confusion. This agreement is perpetual.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $             million from the sale of shares in this offering, after deducting underwriting discounts and commissions and the payment by us of estimated offering expenses, or $             million if the underwriters exercise their over-allotment option in full. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use $             million of the net proceeds of this offering to redeem all of the Series A Participating Preferred Stock and $             million to redeem up to $70.0 million aggregate principal amount of the notes. The remaining proceeds, if any, will be used for general working capital purposes. The proceeds from the notes were used, together with borrowings under our senior secured credit facility, to finance the Acquisition.

        Under the terms of the Series A Participating Preferred Stock, upon the completion of this offering, the holders will have the right, exercisable by a majority vote, to require us to redeem all of their preferred stock. We expect the holders to exercise this redemption right. The aggregate redemption price will be the sum of the stated value of the preferred stock (approximately $119.8 million), accumulated and unpaid dividends which accumulate at a rate of 8% per annum, (approximately $5.6 million at November 30, 2005) and a "liquidation participation", which will be approximately 10% of the total value of our equity. Based on an assumed initial public offering price of $            per share (the midpoint of the range on the cover page of this prospectus), this payment would be approximately $            . A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) this amount by $         million. To the extent we do not redeem the notes and the Series A Participating Preferred Stock concurrently with this offering, we may invest the proceeds in short-term investments or pay down outstanding indebtedness under our senior secured credit facility. Our Series A Participating Preferred Stock is held by substantially all of the holders of our common stock, primarily One Equity Partners, PRS Investments LP and Wilson Progress Rail LLC. One Equity Partners is an affiliate of J.P. Morgan Securities Inc., one of the underwriters of this offering. Wilson Progress Rail LLC is controlled by Gary Wilson, a member of our board of directors. In addition, certain directors, members of management and employees own shares of our Series A Participating Preferred Stock. See "Certain Related Party Transactions—Redemption of Series A Participating Preferred Stock."

DIVIDEND POLICY

        While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to pay $        per share in annual cash dividends on our common stock. We plan to pay dividends on a quarterly basis.

        There can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. In addition, our senior secured credit facility and the indenture governing the notes limit our ability to pay dividends, and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as of November 30, 2005:

  •
  presented on an actual basis; and

  •
  presented on an as adjusted basis to reflect:

  •
  a    -for-one stock split that will be effected immediately prior to the completion of this offering;

  •
  the sale by us of shares of newly-authorized common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and commissions and the payment by us of estimated offering expenses of $            ; and

  •
  the application of the proceeds of this offering, after deducting underwriting discounts and commissions, as described under "Use of Proceeds."

        You should read the information in this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	As of November 30, 2005
	Actual	As Adjusted
		(Unaudited)
	(In thousands)
Cash and cash equivalents	$4,266	$

Total debt, including current portion:
Senior secured credit facility(1)	40,713
Senior notes due 2012	200,000
Other debt (including capital leases)	894

Total debt	$241,607	$
Series A participating preferred stock, par value $0.01 per share; 2,000,000 authorized; 1,479,245 shares issued and outstanding, actual, and no shares issued and outstanding, as adjusted for the redemption	105,213	—
Stockholders equity:
Common stock, par value $0.01 per share; 100,000,000 shares authorized; 13,362,133 shares issued and outstanding, actual, and shares issued and outstanding, as adjusted for the offering	134
Additional paid-in capital	29,407
Retained earnings	33,354
Deferred compensation(2)	(2,468)
Accumulated other comprehensive income	433

Total capitalization(3)	$407,680	$

(1)
As of November 30, 2005, we had $152.7 million of additional borrowing capacity under our senior secured credit facility.

(2)
Deferred compensation relates to restricted shares sold to management at below fair market value. See Note 11 of our audited financial statements at the back of this prospectus.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of November 30, 2005, divided by the number of shares of our common stock outstanding as of such date, assuming for this purpose that we had effected a             -for-one stock split prior to such date. On November 30, 2005, we had a net tangible book value of $             million, or $             per share on the basis described above.

        On an adjusted basis, after giving effect to:

  •
  the sale by us of shares of newly-authorized common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and commissions and the payment by us of estimated offering expenses of $            ; and

  •
  the application of the proceeds of this offering, after deducting underwriting discounts and commissions, as described under "Use of Proceeds,"

our adjusted net tangible book value as of November 30, 2005 would have been $             million, or $            per share of common stock. This represents an immediate decrease in net tangible book value of $            per share to our existing stockholders and an immediate dilution in net tangible book value of $                  per share to new investors.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of November 30, 2005	$
Decrease in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share after giving effect to the offering

Dilution in net tangible book value per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the mid-point of the range on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value by $             million, the pro forma net tangible book value per share after this offering by $            and the dilution per share to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on an adjusted basis as of November 30, 2005 after giving effect to the transactions described above, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and by new investors purchasing shares in this offering:

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders					$
New investors

Total

        The foregoing computations exclude            shares available for future issuance under our 2006 Equity Compensation Plan. To the extent that we issue any other shares as incentive compensation under the Plan, there will be further dilution to new investors. See "Management—Equity Compensation Plan."

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements are derived by the application of pro forma adjustments giving effect to the transactions described below to the historical combined financial statements of Progress Rail and its subsidiaries and Progress Metal and its subsidiary (collectively referred to as our "predecessor") for the period from December 1, 2004 to March 23, 2005, and the historical consolidated financial statements of Progress Rail Services, Inc. and its subsidiaries (referred to as the "successor") for the period from February 15, 2005 to November 30, 2005, and as of November 30, 2005. The historical audited financial statements are included at the back of this prospectus.

        The unaudited pro forma condensed consolidated balance sheet as of November 30, 2005 gives effect to the consummation of this offering and the application of the estimated net proceeds of this offering as described under the "Use of Proceeds," as if it had occurred on November 30, 2005.

        The unaudited pro forma condensed consolidated statement of operations for the year ended November 30, 2005 gives effect to the following transactions as if each such transaction had occurred on December 1, 2004:

  •
  the Acquisition, including the initial borrowings under our senior secured credit facility, the issuance of the notes, and the Acquisition-related equity investment, each as described under "The Acquisition"; and

  •
  the consummation of this offering and the application of the estimated net proceeds of this offering as described in "Use of Proceeds."

        Per share information has not been adjusted for the          -for-one stock split to be effected immediately prior to the completion of this offering.

        The adjustments we used to fairly present this pro forma financial information were based on available information and, in the opinion of management, are reasonable and are described in the accompanying notes. This unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had these transactions been consummated on the respective dates indicated and do not purport to indicate results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of this unaudited pro forma financial information will prove to be correct. You should read the unaudited pro forma financial information together with "Risk Factors," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements, including the notes thereto, included at the back of this prospectus.

Unaudited Pro Forma Balance Sheet
as of November 30, 2005
(dollars in thousands)

	Historical	Offering Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$4,266	$—	(a)		$—
Accounts receivable	145,531
Income taxes receivables	13,638
Inventories	209,382
Deferred income taxes	6,500
Prepaids and other current assets	11,078

Total current assets	390,395
Property, plant and equipment, net	114,826
Deferred income taxes	26,812
Deferred financing costs	9,450		(b)
Intangible assets	7,502
Other non current assets	6,713

Total assets	$555,698	$—		$

LIABILITIES
Current liabilities
Current portion of long-term debt	$658	$—		$
Accounts payable	93,907
Outstanding checks in excess of cash	11,061
Income taxes payable	22
Accrued payroll	17,917
Accrued expenses	22,850

Total current liabilities	146,415
Long-term debt	240,949		(b)
Deferred income taxes	672
Other long term liabilities	1,589

Total liabilities	389,625
Series A Participating Preferred Stock, $0.01 par value—2,000,000 shares authorized, 1,479,245 shares issued and outstanding, historical, no shares outstanding, pro forma	105,213		(c)
STOCKHOLDERS' EQUITY
Common stock, $0.01 par value—100,000,000 shares authorized, 13,362,133 shares issued and outstanding, historical, shares issued and outstanding, pro forma	134
Additional paid in capital	29,407
Retained earnings	33,354
Deferred compensation	(2,468)		(d)
Accumulated other comprehensive income	433

Total stockholders' equity	60,860

Total liabilities and stockholders' equity	$555,698	$—		$

  (a)
  Reflects the assumed proceeds from this offering, net of underwriters' discount, fees and expenses, of $            , net of amounts used to redeem the notes and Series A Participating Preferred Stock, as described in notes (b) and (c).

  (b)
  Reflects the use of the net proceeds of this offering to redeem up to $70,000 aggregate principal amount of our notes, including $            of redemption premium ($            net of taxes) and the related write off of $             ($            net of taxes) of unamortized deferred financing costs. See "Use of Proceeds."

  (c)
  Reflects the use of the net proceeds of this offering to redeem all outstanding Series A Participating Preferred Stock. See "Use of Proceeds."

  (d)
  Reflects the expense of $            ($            net of taxes) of deferred compensation relating to the revaluation of our Common Stock to fair market value effective March 24, 2005.

Unaudited Pro Forma Condensed Statement of Operations
for the year ended November 30, 2005
(dollars in thousands, except share and per share data)

	Historical
	December 1, 2004 to March 23, 2005 (Predecessor)(1)	February 15, 2005 (inception) to November 30, 2005 (Successor)(2)	Acquisition and Financing Adjustments(3)		Offering and Other Adjustments(3)		Unaudited Pro Forma
Revenue	$358,623	$841,233	$—		$—		$1,199,856
Cost of goods sold	330,019	740,161	(3,906 (5,546	)(a) )(b)			1,060,728

Gross profit	28,604	101,072	9,452				139,128
Other operating expenses:
General and administrative	19,225	31,685	(176 333 (645	)(a) (c) )(d)		(i)	50,422
Amortization of intangible assets	—	1,855	832	(e)			2,687
(Gain) loss on sale of fixed assets	219	(1,252)					(1,033)

Operating income	9,160	68,784	9,108				87,052
Interest expense (income), net	(28)	14,026	7,690	(f)		(j)	21,688
Amortization of deferred financing costs	—	1,250	561	(g)			1,811
Other expense (income), net	(141)	(735)					(876)

Income before income taxes	9,329	54,243	857				64,429
Provisions for income tax	3,932	20,889	335	(h)		(h)	25,156
Net income	$5,397	33,354	$522		$—		$39,273

Accumulated preferred dividends		(5,579)
Participating preferred dividends		(2,870)

Net income available to common shareholders		$24,905

Basic and Diluted Earnings Per Share Data(4)(5)(6)
Net income per common share—basic		$2.31
Weighted average shares outstanding—basic		10,764,339
Net income per common share—diluted		$2.27
Weighted average shares outstanding—fully diluted		10,968,913

        Our capital structure changed significantly as a result of the Acquisition. Due to required purchase accounting adjustments relating to the Acquisition, the consolidated financial and other information for the successor period is not comparable to such information for the predecessor periods. The pro forma information, including the allocation of the purchase price, is based on management's estimates and valuations of the tangible and intangible assets being acquired.

(1)
The amounts in this column represent the results of the predecessor from December 1, 2004 through March 23, 2005.

(2)
The amounts in this column represent the results of the successor from February 15, 2005 through November 30, 2005.

(3)
The amounts in these columns represent the adjustments to reflect the pro forma impact of the Acquisition and related financing. See "The Acquisition."

(a)
Reflects the adjustment to historical expense for the change in depreciation expense due to the revaluation of our property, plant and equipment as a result of purchase accounting. Annual depreciation expense under the new basis of accounting is estimated to be $11,951, of which $8,251 was recognized during the period from February 15, 2005 through November 30, 2005. Depreciation expense under the old basis of accounting of $7,782 was recognized during the period from December 1, 2004 through March 23, 2005, resulting in a pro forma adjustment of $(4,082). We estimate that 95.7% of depreciation expense is recorded in cost of goods sold, and 4.3% of our depreciation expense is recorded in general and administrative expense.

(b)
Reflects a $5,546 reduction in cost of goods sold relating to the non-recurring amortization of the step-up in inventory basis to fair market value, for inventory that was sold during the period from February 15, 2005 through November 30, 2005.

(c)
Reflects the adjustment to historical expense for management fees paid to One Equity Partners and another investor as described under "Related Party Transactions—Management Agreements." Annual management fee expense is $1,000, of which $667 was recognized during the period from February 15, 2005 through November 30, 2005, resulting in a pro forma adjustment of $333 for the period from December 1, 2004 through March 23, 2005.

(d)
Reflects the adjustment to historical expense for general and administrative expenses as a standalone company for services that were previously provided by Progress Energy. Prior to the acquisition, Progress Energy provided certain services to us, including specialized treasury functions, risk management services, tax services, internal audit services and certain other services. We estimate the annual expense for these services as a standalone company is $4,366, of which $3,014 was recognized during the period from February 15, 2005 through November 30, 2005. In the predecessor period we recognized $829 in direct expense related to these services and $1,168 in expense related to an overhead allocation from Progress Energy, resulting in a pro forma adjustment to general and administrative expense in the predecessor period of $(645).

(e)
Reflects the adjustment to historical expense for the change in amortization expense due to the revaluation of our identifiable intangible assets in purchase accounting. Annual amortization expense under the new basis of accounting is estimated to be $2,687, of which $1,855 was recognized during the period February 15, 2005 through November 30, 2005. No amortization expense relating to these intangible assets was recognized by the predecessor during the period from December 1, 2004 through March 23, 2005, resulting in a pro forma adjustment of $832 to amortization expense.

(f)
The adjustment to interest expense reflects the following:

Adjustments for Period December 1, 2004 through March 23, 2005
Interest expense for notes(i)	$5,108
Interest expense for senior secured credit facility(ii)	2,476
Commitment fee in respect of unused portion of the senior secured credit facility(iii)	106

Total interest adjustment	$7,690

    (i)
    Reflects the adjustment to historical interest expense for interest on our senior notes assuming an outstanding balance of $200,000 and an interest rate of 8.25%. Effective September 20, 2005, we began accruing and paying an incrementally higher interest rate on the senior notes as a result of our decision to delay completion of a registered exchange offering of senior notes. Previously, we had planned to complete an offer to exchange the notes for a like amount of substantially identical notes registered with the SEC on or before September 20, 2005, as contemplated by the terms of the private offering of the notes. As of March 9, 2006, the per annum interest rates on the notes was 8.25%. The interest rate on the notes will revert to the 7.75% per annum rate upon completion of the exchange offer.

    (ii)
    Reflects the adjustment to historical interest expense for interest on our senior secured credit facility assuming an outstanding balance of $121,005 and an interest rate of three month LIBOR plus 1.75%. Three month LIBOR was 4.86% as of March 9, 2006. A 0.125% change in three month LIBOR would result in a change in the pro forma interest expense of $151.

    (iii)
    Reflects the adjustment to historical interest expense for commitment fees on our senior secured facility assuming outstanding availability of $91,277 and commitment fees of 0.375%.

  (g)
  Reflects the adjustment to historical expense for amortization of debt issuance costs. Annual amortization of debt issuance expense is estimated to be $1,811, of which $1,250 was recognized during the period from February 15, 2005 through November 30, 2005. No amortization of deferred financing costs was recognized during the period from December 1, 2004 through March 23, 2005, resulting in a pro forma adjustment of $561.

  (h)
  Reflects the income tax effect of our pro forma adjustments to the income statement at an estimated statutory tax rate of 39%.

  (i)
  In connection with the offering, we will expense $             million ($             million net of taxes) of deferred compensation relating to the revaluation of our common stock to fair market value effective March 24, 2005.

  (j)
  In connection with the offering, we intend to use approximately $             million of the net proceeds to redeem up to $70,000 of the $200,000 aggregate principal amount of notes, including the payment of the applicable redemption premium. The annualized interest savings resulting from the redemption would be $                  , and we will incur a one-time charge of $            from the write-off of deferred financing fees and pay a redemption premium of $                  .

(4)
Historical per share data has not been presented for our predecessor because the predecessor did not operate as a separate legal entity from Progress Energy.

(5)
For the successor, basic and diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average shares outstanding, as adjusted for unvested common shares, as applicable, adjusted to reflect the    -for-one stock split to be effected immediately prior to this offering.

(6)
Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds would be necessary to repay any debt or to redeem any preferred stock as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for the purposes of the unaudited pro forma basic and diluted earnings per share calculation, has been adjusted to reflect            shares of our common stock outstanding immediately prior to this offering after a    -for-one stock split to be effected immediately prior to the completion of this offering plus            shares of our common stock being offered hereby.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth (i) the selected historical combined financial information of Progress Rail and its subsidiaries and Progress Metal and its subsidiary, collectively referred to as the predecessor, as of and for each of the years in the four-year period ended November 30, 2004, and the period from December 1, 2004 to March 23, 2005 and (ii) the selected historical consolidated financial information of Progress Rail Services, Inc., referred to as the successor, for the period from its inception, February 15, 2005, to November 30, 2005 and as of November 30, 2005. As of March 23, 2005, Progress Rail and Progress Metal were each wholly owned subsidiaries of Progress Energy. On February 15, 2005, Progress Rail Services, Inc. was formed, and on March 24, 2005, it acquired Progress Rail and its subsidiaries and Progress Metal and its subsidiary. The Acquisition was accounted for using the purchase method of accounting as discussed in Note 3 to our audited financial statements, included in the back of this prospectus. Accordingly, the results of operations and the financial condition occurring and existing prior to the consummation of the Acquisition are not comparable to the results of operations and financial condition occurring and existing after the consummation of the Acquisition.

        The selected historical financial data for the period from December 1, 2004 to March 23, 2005, the period from February 15, 2005 to November 30, 2005 and as of November 30, 2005 have been derived from the predecessor's combined financial statements and our consolidated financial statements, as applicable, which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, and are included in the back of this prospectus. The selected historical combined financial data for each of the years in the two-year period ended November 30, 2004 and as of November 30, 2004 has been derived from the predecessor's combined financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm, and are included in the back of this prospectus. The selected historical combined financial data as of November 30, 2002 and November 30, 2003, and for the year ended November 30, 2002 has been derived from the predecessor's audited combined financial statements not included in this prospectus. The selected historical combined financial data as of and for the year ended November 30, 2001 has been derived from the predecessor's unaudited combined financial statements not included in this prospectus. The historical results included below are not necessarily indicative of our future performance. The selected historical combined financial information should be read in conjunction with the information contained in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements.

	2001(1) (Predecessor)	2002 (Predecessor)	2003 (Predecessor)	2004 (Predecessor)	December 1, 2004 to March 23, 2005 (Predecessor)	February 15, 2005 (inception) to November 30, 2005 (Successor)(2)
	(unaudited)	(In thousands, except shares and per share data)
Statement of Operations Data:
Revenue	$771,185	$688,585	$815,530	$1,115,646	$358,623	$841,233
Cost of goods sold	731,607	605,325	726,421	995,648	330,019	740,161

Gross profit	39,578	83,260	89,109	119,998	28,604	101,072
General and administrative expenses	23,042	45,970	50,910	52,569	19,225	31,685
Amortization of intangible assets	—	—	—	—	—	1,855
Impairment loss	218,033	—	—	—	—	—
(Gain) loss on sale of fixed assets	619	(2,389)	(553)	832	219	(1,252)

Operating income (loss)	(202,116)	39,679	38,752	66,597	9,160	68,784
Other expense (income):
Interest expense (income), net	(1,350)	(235)	(252)	(271)	(28)	14,026
Amortization of deferred financing costs	—	—	—	—	—	1,250
Other expense (income), net	(486)	(286)	(183)	(393)	(141)	(735)

Total other expense (income), net	(1,836)	(521)	(435)	(664)	(169)	14,541

Income (loss) from continuing operations before provision for income taxes	(200,280)	40,200	39,187	67,261	9,329	54,243
Provision for (benefit from) income taxes	(68,866)	15,054	16,221	25,484	3,932	20,889

Income (loss) from continuing operations	(131,414)	25,146	22,966	41,777	5,397	33,354

Discontinued operations(3):
Loss from operations of Railcar, Ltd	(8,976)	(81,523)	(3,138)	(5,043)	—	—
Benefit from income taxes	(3,946)	(27,707)	(801)	(287)	—	—

Loss from discontinued operations, net of tax	(5,030)	(53,816)	(2,337)	(4,756)	—	—

Net income (loss)	$(136,444)	$(28,670)	$20,629	$37,021	$5,397	33,354

Accumulated preferred dividends						5,579
Participating preferred dividends						2,870

Net income available to common shareholders						$24,905

Per Share Data:(4)(5)
Net income per common share - basic						$2.31
Weighted average shares outstanding - basic						10,764,339
Net income per common share - diluted						$2.27
Weighted average shares outstanding - fully diluted						10,968,913

	2001(1) (Predecessor)	2002 (Predecessor)	2003 (Predecessor)	2004 (Predecessor)	December 1, 2004 to March 23, 2005 (Predecessor)	February 15, 2005 to November 30, 2005 (Successor)(2)
	(unaudited)
Statement of cash flows data:
Net cash provided by (used in) operating activities	$(3,303)	$38,165	$112,466	$35,203	$(3,437)	$58,261
Net cash used in investing activities	$(3,252)	$(3,064)	$(37,487)	$(8,018)	$(10,403)	$(426,295)
Net cash provided by (used in) financing activities	$(1,729)	$(35,734)	$(70,825)	$(33,791)	$20,829	$371,249

	2001(1) (Predecessor)	2002 (Predecessor)	2003 (Predecessor)	2004 (Predecessor)	February 15, 2005 to November 30, 2005 (Successor)(2)
	(unaudited)
Balance sheet data (as of end of period):
Cash and cash equivalents	$7,884	$7,270	$12,262	$5,840	$4,266
Working capital(6)	$269,203	$242,513	$186,070	$222,927	$244,638
Total debt(7)	$7,706	$2,158	$1,792	$1,537	$241,607
Total assets	$638,886	$582,633	$578,006	$611,427	$555,698

(1)
The financial information as of and for the year ended November 30, 2001 has been derived from our unaudited combined financial statements which may be audited in the future. Any such audit may result in financial information for fiscal 2001 that is materially different from the information in this prospectus. In addition, the financial data for 2001 is not comparable to subsequent periods because, amongst other considerations, two significant dispositions were not classified as discontinued operations.

(2)
Progress Rail Services, Inc. had no operations between February 15 and March 23, 2005 until it completed the Acquisition on March 24, 2005.

(3)
Discontinued operations reflect the results of Railcar, Ltd., including in fiscal 2002, a $67.1 impairment charge. Railcar, Ltd. was engaged in the railcar leasing business. In December 2002, the Board of Directors of Progress Energy approved the sale of Railcar, Ltd. and in February 2004, substantially all of its assets were sold for $88.6 million. Revenue attributable to Railcar, Ltd. assets was $48.7 million in fiscal 2001, $30.7 million in fiscal 2002, $31.2 million in fiscal 2003, $5.6 million in fiscal 2004, $0 for the period from December 1, 2004 to February 15, 2005 and $0 during the period from March 24, 2005 to November 30, 2005.

(4)
Historical per share data has not been presented for the predecessor because the predecessor did not operate as a separate legal entity from Progress Energy.

(5)
For the successor, basic and diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average shares outstanding, as adjusted for unvested common shares, as applicable.

(6)
Working capital is defined as current assets minus current liabilities (excluding the current portion of long-term debt).

(7)
Total debt of the successor consists primarily of borrowings under our senior secured credit facility and the notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical financial statements and the notes accompanying those statements, which are included in the back of this prospectus and "Unaudited Pro Forma Condensed Consolidated Financial Statements." The results described below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on our current expectations, which are inherently subject to risks and uncertainties. Actual results may differ significantly from those projected in such forward-looking statements due to a number of factors. We undertake no obligation to update or revise any forward-looking statement.

Overview

        We are one of the largest diversified providers of outsourced maintenance and repair services and products to the railroad industry in North America. We offer a wide range of products and services for the maintenance and repair of locomotives, railcars and track infrastructure. Our customers include all of the Class I railroads, as well as many regional and shortline railroads, public transit authorities, private railcar owners and railcar builders and lessors.

        During the periods prior to March 24, 2005, our operations were conducted by wholly owned subsidiaries of Progress Energy. Progress Rail Services, Inc. was formed on February 15, 2005, and on March 24, 2005, acquired Progress Rail and Progress Metal in the transaction described above under "The Acquisition" and in Note 3 to the audited financial statements included in the back of this prospectus. We created three subsidiaries for the purpose of effecting the Acquisition. On March 24, 2005, pursuant to the terms of the merger agreement, Progress Rail and Progress Metal each merged with its respective merger subsidiary, with Progress Rail and Progress Metal each surviving the mergers. As a result, Progress Rail and Progress Metal each became the direct subsidiary of Progress Rail Services Holdings Corp., which in turn is a direct subsidiary of Progress Rail Services, Inc. The following audited financial statements are included at the back of this prospectus:

  •
  the combined financial statements of Progress Rail and Progress Metal, collectively referred to as the predecessor, for the twelve month periods ended November 30, 2003 and 2004 and as of November 30, 2004 and for the period from December 1, 2004 to March 23, 2005 and,

  •
  the consolidated financial statements of Progress Rail Services, Inc. and its subsidiaries for the period from February 15, 2005 to November 30, 2005 and as of November 30, 2005.

        The preparation of these combined and consolidated financial statements, as applicable, was based on certain assumptions and estimates, including for periods prior to March 24, 2005, allocation of costs from Progress Energy, which we believe are reasonable. As discussed below under "—General and Administrative Expenses," since the Acquisition we have been required to provide or obtain from third parties the services previously provided by Progress Energy. Although we believe the cost of providing these functions will not be materially different from the historic allocations, there can be no assurance of the cost of these functions. As a result, our historical financial information for periods prior to the Acquisition may not reflect the results of operations, financial positions and cash flows that would have occurred if we had been a separate, stand-alone entity either during the periods presented, or our future results of operations, financial positions or cash flows. Also, as discussed below under "—Interest Expense (Income)," we have incurred substantial indebtedness in connection with the Acquisition and, as a result, our interest expense for future periods is significant. In addition, the consummation of the Acquisition resulted in a number of one-time fees and expenses of approximately $20.4 million.

Accounting for the Acquisition

        The aggregate purchase price we paid to Progress Energy in the Acquisition to purchase Progress Rail and Progress Metal and their subsidiaries, including a post-closing working capital adjustment, was $428.5 million. In addition, we incurred transaction costs of $9.7 million and $10.7 million of deferred expenses. Upon the consummation of the Acquisition, we acquired $12.5 million in cash held by the predecessor. The Acquisition and the related fees and expenses were primarily financed with $321.0 million of new debt and $100.0 million of equity.

        We accounted for the Acquisition using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations ("SFAS 141"), and, accordingly, the Acquisition resulted in a new basis of accounting for us. The fair value of the assets acquired and liabilities assumed exceeded the purchase price of the Company resulting in $85.2 million excess of cost at the date of the Acquisition. This excess of cost was allocated to eligible non-financial non-current assets in accordance with SFAS No. 141. To establish the Acquisition purchase price allocation, management employed several valuation methods, including a cash flow analysis as well as the engagement of an independent appraiser, to determine the fair value of the property, plant and equipment and inventory. In addition, management engaged a third party to perform extensive due diligence procedures on the working capital and operational aspects of our business. The excess of cost as presented in the table below has been allocated across eligible non-current assets on a pro rata basis. Identifiable intangible assets acquired in the Acquisition were valued based on assumed cash flows and discount rates. These intangible assets include sales backlogs, customer relationships and customer contracts and will be amortized over a period from one to 10 years. The allocation of the purchase price consideration is as follows:

(in thousands)
Calculation of purchase price consideration:
Purchase price	$405,000
Working capital adjustment	23,453
Transaction costs, not including $10.7 million of deferred expenses	9,735

Total purchase price consideration	$438,188
Cash acquired	(12,466)

Total purchase price, net of cash acquired	$425,722

(in thousands)
Allocation of purchase price consideration:
Inventory	$197,467
Property, plant and equipment, net	202,124
Deferred income taxes	43,882
Intangible assets-identifiable	14,559
Other non current assets	12,560
Net other assets/liabilities	52,785
Excess of cost	(85,189)

Total purchase price consideration	$438,188

        The allocation of excess of cost incurred in connection with the Acquisition and other fair value adjustments are summarized as follows (in thousands):

Allocation of Purchase Price	March 23, 2005 predecessor's Closing Balance	Fair Value Adjustments	Excess of Cost Allocation	March 24, 2005 Opening Balance
Inventory	$193,151	$4,316	$—	$197,467
Property, plant and equipment, net	204,644	(2,520)	(79,886)	122,238
Deferred income taxes	21,050	22,832	—	43,882
Intangible assets—identifiable	—	14,559	(5,303)	9,256
Excess of cost	—	—	85,189	—

Segments

        We operate through two segments (business units): Locomotive and Railcar Services, or LRS, and Engineering and Track Services, or ETS, each of which is a reportable segment for financial statement reporting purposes. Both LRS and ETS provide maintenance and repair products and services to the railroad industry and as a result, the operating results of each are impacted by similar industry trends. However, Class I railroads represent a more significant component of our ETS business unit operations and, therefore, trends affecting the Class I railroads, including their level of capital expenditures, have more of an impact on ETS. The operations of each of LRS and ETS include recycling operations, and these are impacted by the price and demand for recyclable metal.

Revenue

        Revenue is generated from outsourced rail services such as railcar and track repair, wheelset maintenance and assembly and locomotive maintenance and repair. We also generate revenue through the sale of reconditioned parts, engineered trackwork components such as turnouts and signals, maintenance-of-way equipment and recyclable metal. Revenue from services is recognized as services are rendered and revenue from product sales is recognized when title passes to the customer. In addition, we earn agency commissions on recycling transactions where we do not take title to the goods and recognize only our agency commission as revenue.

        Our revenue is driven by several key factors. The level of North American freight rail traffic measured by RTMs, which is driven by general economic conditions, generally correlates to the demand for maintenance and repair services. Railroad rolling stock and track infrastructure require regular routine maintenance and component replacements. The heavier the usage, the more frequently maintenance and repairs are required. The level of capital expenditures by Class I railroads also affects our revenue. Finally, a significant component of our revenue is derived from the sale of recyclable metal by our LRS and ETS operations. Prices for recyclable metal have historically been volatile. When metal prices are high, our revenue, and the percentage of our revenue attributable to this part of our business, increase. Conversely, when metal prices decrease, our revenue is negatively impacted.

Cost of Goods Sold/Gross Profit

        Cost of goods sold includes material costs, labor costs, depreciation expense, indirect costs consisting of plant overhead costs, warehousing costs and freight expenses. Under our current pricing practices, we generally pass changes in material costs on to our customers. During periods of rising material costs, our revenue and costs of goods sold generally increase by comparable amounts and, as a result, absent other countervailing factors, our gross profit as a percentage of revenue will decrease. Conversely, during periods of declining material costs, absent other countervailing factors, our gross margin percentage will increase. However, this margin percentage effect is partially offset by our use of weighted average costing of inventory. Typically, our sales prices are established based on competitive market rates and our material costs are generally based on market conditions. In periods of rising selling prices, we benefit from expanded margins due to the averaging of previously purchased lower- priced inventory with subsequently purchased higher-priced material. In periods of declining selling prices, the use of average cost for inventory valuation and product costing results in a contraction of margins. These fluctuations in gross margin are not necessarily indicative of long-term trends in our profitability.

        The accounting treatment for the Acquisition required that inventory be revalued to its estimated fair value, based on estimated selling prices less disposal costs and a reasonable gross margin, as of the closing of the Acquisition. The revaluation resulted in a $5.6 million increase in the carrying value of inventory. As a result, as inventory was sold in the six months after the Acquisition, our cost of goods sold increased and our gross profit declined in the period by $5.6 million. The after tax effect of this purchase accounting adjustment was a $3.4 million reduction of net income for the fiscal year ended November 30, 2005. In addition, the accounting treatment of the Acquisition resulted in an adjustment reducing the book value of property, plant and equipment, which will result in a material decrease in future depreciation expense.

General and Administrative Expenses

        General and administrative expenses are primarily corporate expenses and expenses related to business unit sales and administrative overhead functions. Corporate general and administration includes our executive management, treasury, accounting, information technology, human resources, legal, environmental, governance and purchasing functions. Business unit general and administrative overhead includes executive management, sales expenses and administrative support expenses. In the periods prior to March 24, 2005, Progress Energy provided treasury, tax, insurance, accounting, human resources and certain management services. We have added appropriate personnel to supplement our financial, administrative and other resources as we now operate as a stand-alone company. In addition, compliance with the reporting requirements of the Exchange Act, and the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting, will involve significant costs. Therefore, historical general and administrative expenses for 2004 and 2003 may not be indicative of such expenses that will be incurred in future periods.

        In fiscal 2003 we recorded $6.8 million of bad debt expense in our LRS business unit related to a specific customer who filed for bankruptcy. We view this bad debt expense as abnormal based upon our historical bad debt experience.

Amortization of Intangible Assets

        The accounting treatment for the Acquisition resulted in the recording of identifiable intangible assets at fair value, which are not reflected in our predecessor's historical financial statements as of and for the year ended November 30, 2004. Identifiable intangible assets acquired in the Acquisition were valued based on assumed cash flows and discount rates. These intangible assets include sales backlogs, customer relationships and customer contracts and are being amortized over a period from one to 10 years resulting in amortization expense as these intangible assets are amortized.

Gain (Loss) on Sale of Fixed Assets

        During the ordinary course of business, we purchase and sell various assets, primarily property, plant and equipment. These transactions are generally executed on arm's length terms. The gain (loss) on fixed assets reflects the overall effects of disposals during the relevant period.

Interest Expense (Income)

        As a subsidiary of Progress Energy, our predecessor did not have significant independent third-party borrowings and, as a result, we had no significant interest expense from indebtedness. Since the Acquisition, our debt structure is comprised of a senior secured credit facility in an amount up to

$220.0 million, and $200.0 million of the notes. As a result of this additional debt, our interest expense is significantly higher since March 24, 2005.

        The senior secured credit facility is in the form of an asset-based revolving credit facility and matures in 2010. At the date of the Acquisition, approximately $121.0 million of the senior secured credit facility was funded, with $91.3 million of borrowing capacity available based upon the eligible assets at the closing of the Acquisition. As of November 30, 2005, $40.7 million was outstanding under the senior secured credit facility.

        The notes mature in 2012. The terms of the notes require us to use reasonable efforts to register them under the Securities Act and consummate an exchange offer no later than September 20, 2005. Because we have not yet completed this exchange offer, the annual interest rate on the notes had increased to 8.00% at November 30, 2005, is now 8.25% per annum and will increase by a further 0.25% on March 20, 2006 and June 18, 2006, up to a maximum of 8.75% until such registered exchange offer is completed. We anticipate completing this exchange offer concurrently with this offering and upon its completion the interest rate will decrease to 7.75%.

        We intend to use the proceeds of this offering to redeem up to $70.0 million aggregate principal amount of the notes, which will further significantly reduce our interest expense in future periods.

Amortization of Deferred Financing Costs

        As a result of the Acquisition, we incurred $10.7 million of costs related to our new debt structure, comprised of the senior secured credit facility and the notes. Amortization expense is recorded over five to seven years, which is the life of the loans, using the straight line method. If the debt related to the notes or senior secured credit facility is extinguished, the unamortized deferred financing costs will be expensed, net of tax, as an extraordinary item.

Other Income (Expense)

        Other income (expense) includes those items that are non-operating in nature, which could include insurance proceeds, casualty losses and the impact of foreign currency fluctuations.

Income Tax Expense

        Prior to the Acquisition, Progress Rail and Progress Metal generally recorded income tax expense at statutory rates as if they filed separate income tax returns because consolidated income tax expense of Progress Energy was allocated to Progress Rail and Progress Metal in accordance with a tax allocation agreement. Since the Acquisition, we record income tax expense at stand-alone federal and state statutory rates.

Railcar Ltd. Divestiture

        Prior to 2004, we were engaged in the railcar leasing business through a subsidiary, Railcar, Ltd. In December 2002, the Progress Energy board of directors approved the sale of Railcar, Ltd., and in February 2004, substantially all of its assets were sold for $88.6 million. The operating results of Railcar, Ltd. are reflected as discontinued operations in the accompanying combined statements of operations for 2003 and 2004.

        Revenue attributable to discontinued operations from the Railcar, Ltd. assets was $0 in the period from December 1, 2004 to March 23, 2005, $0 in the period from March 24, 2005 to November 30, 2005, $5.6 million in fiscal 2004 and $31.2 million in fiscal 2003.

        Net loss attributable to the Railcar, Ltd.'s assets was $4.8 million in fiscal 2004 and $2.3 million in fiscal 2003. Capital expenditures attributable to the Railcar, Ltd.'s assets were $67.2 million in fiscal 2004, which consisted of the purchase of leased assets that were ultimately sold in the divestiture. These capital expenditures impacted our historic net cash flow used in investing activities.

Results of Operations

Results of operations—The period from December 1, 2004 to March 23, 2005 and the period from February 15, 2005 to November 30, 2005; compared to the year ended November 30, 2004

        Our financial statements include the combined financial statements of our predecessor for the year ended November 30, 2004 and the period, referred to as the predecessor period, from December 1, 2004 to March 23, 2005, and our consolidated financial results for the period, referred to as the successor period, from February 15, 2005 to November 30, 2005. As a result, period-to-period comparisons may not be meaningful. When relevant in the discussion below, we discuss results or trends for the twelve months ended November 30, 2005, which reflects both the predecessor period and the successor period.

        The following table presents information about our revenue and EBIT by operating segment and as a whole. For a reconciliation of EBIT (included in the back of this prospectus) to income from continuing operations before income taxes, see Note 15 to our audited financial statements.

	12 Months ended November 30, 2005%		Fiscal 2004%		% Change
	(dollars in millions)
Revenue:
LRS	$855.3	71.3%	$836.1	74.9%	2.3%
ETS	344.6	28.7%	279.5	25.1%	23.3%

Total revenue	$1,199.9	100.0%	$1,115.6	100.0%	7.6%

EBIT:
LRS	$62.2	70.0%	$56.0	83.7%	10.9%
ETS	26.6	30.0%	10.9	16.3%	144.0%

Total EBIT from continuing operations before unallocated Acquisition-related expenses*	$88.8		$66.9		32.5%
Unallocated Acquisition-related expenses	(11.2)		—

Total EBIT from continuing operations	$77.6	100.0%	$66.9	100.0%	16.0%

*
For the twelve months ended November 30, 2005, there were $11.2 million of expenses related to the Acquisition and the initial expenses of operations as a standalone entity, which were not allocated to the segments for purposes of calculating segment EBIT. These consisted of:

•
management retention bonuses ($4.4 million);

•
amortization of intangibles ($1.8 million);

•
amortization of deferred financing costs ($1.3 million);

•
corporate insurance ($1.7 million);

•
professional fees ($1.5 million); and

•
other expenses ($0.5).

Total Company

        Revenue.    Revenue increased by $84.3 million, or 7.6%, to $1,199.9 million for the twelve months ended November 30, 2005, from $1,115.6 million for fiscal 2004. This increase was primarily attributable to increased volumes and new business activities which corresponded to strong and improving market conditions throughout 2005 in the North American railroad industry, as indicated by increased RTMs. Revenue growth in the LRS business unit was primarily the result of new business and increased volume in: (i) the wheel, axle and parts division, which contributed $58.6 million to revenue growth; (ii) the freight car repair division, which contributed $48.8 million to revenue growth;

and (iii) our locomotive division, which contributed $14.1 million to revenue growth. Partially offsetting the overall revenue growth in 2005 was a decline of $107.9 in revenue from the LRS recycling division as volumes and prices for recyclable metal began to decline from historically and unusually high levels in 2004. In the ETS business unit, revenue increased in 2005 primarily because of (i) increased volume, higher selling prices and market share gains in trackwork and signal operations, which contributed $21.5 million to revenue growth; (ii) higher selling prices in the rail welding and rails sales divisions, which contributed $27.3 million to revenue growth; and (iii) improved business conditions in our Canadian operations, which contributed $13.8 million to revenue growth.

        Gross profit.    Gross profit increased by $9.7 million, or 8.1%, to $129.7 million for the twelve months ended November 30, 2005 from $120.0 million for fiscal 2004. Gross profit as a percentage of revenue was 8.0% in the predecessor period and 12.0% in the successor period, compared to 10.8% for fiscal 2004. Gross profit in the twelve months ended November 30, 2005 was positively impacted by a $6.2 million reduction in depreciation expense resulting from the purchase accounting treatment of long term assets at the date of the Acquisition, and negatively impacted by a $5.6 million expense related to a fair market value adjustment of inventory recorded at the date of the Acquisition.

        General and administrative expenses.    General and administrative expenses were $19.2 million in the predecessor period and $31.7 million in the successor period, compared to $52.6 million in fiscal 2004. General and administrative expenses in the predecessor period included approximately $5.1 million of expenses for retention bonuses paid to certain of our management and other expenses incurred in connection with the Acquisition. Since the Acquisition, we have been required to provide or obtain from third parties, services previously provided by Progress Energy. As a result, general and administrative expenses in the successor period include expenses for which there were no comparable expenses in fiscal 2004. General and administrative expenses in fiscal 2004 included (i) $0.5 million related to severance from the closing of a divisional sales office; (ii) $0.8 million of Acquisition related expenses; and (iii) $0.4 million in legal settlement costs.

        Amortization of intangible assets.    The successor period includes $1.9 million of expense relating to the amortization of intangible assets recorded at the Acquisition for which there was no comparable expense in fiscal 2004. Intangible assets include sales backlogs, customer relationships and customer contracts and are amortized over a period of from one to ten years.

        (Gain)/Loss on sale of fixed assets.    In the twelve months ended November 30, 2005, there was a gain on sale of fixed assets of $1.0 million which primarily related to the sale of leased rail cars and other assets. In fiscal 2004, there was a loss on sale of fixed assets of $0.8 million.

        Operating income.    As a result of the foregoing, our operating income was $9.2 million in the predecessor period and $68.8 million in the successor period, compared to $66.6 million for fiscal 2004.

        Interest expense (income) and amortization of deferred financing cost.    There was interest expense of $14.1 million and amortization of debt financing costs of $1.3 million in the successor period as a result of indebtedness incurred in connection with the Acquisition. There was no comparable expense in fiscal 2004.

        Other expense (income), net.    Other income was $(0.1) million in the predecessor period and $(0.7) million in the successor period, compared to $(0.4) million in fiscal 2004.

        Provision for income taxes.    Our income tax expense from continuing operations was $3.9 million for the predecessor period, resulting in effective income tax rate of 42.2%, and $20.9 million for the successor period, resulting in effective income tax rate of 38.5%. In fiscal 2004, our income tax expense from continuing operations was $25.5 million, resulting in an effective income tax rate of 37.9%. Our effective income tax rate differs from the statutory United States rate of 35% primarily because of state taxes, foreign taxes in Canada and Mexico and non-deductible expenses.

        Income from continuing operations.    As a result of the factors discussed above, income from continuing operations was $5.4 million for the predecessor period and $33.4 million for the successor period. Income from continuing operations for fiscal 2004 was $41.8 million.

        Loss from discontinued operations.    Loss from discontinued operations was $4.8 million for fiscal 2004 because of the sale of the assets of Railcar, Ltd. There were no discontinued operations subsequent to fiscal 2004.

Business Unit Analysis

Locomotive and Railcar Services

        Revenue.    LRS revenue increased by $19.2 million, or 2.3%, to $855.3 million for the twelve months ended November 30, 2005, from $836.1 million in fiscal 2004. As a result of generally favorable industry conditions, as evidenced by increased RTMs, revenue grew in our wheel, axle and parts, freight car repair and locomotive divisions. Wheel, axle and parts revenue increased by $58.6 million, as a result of increased capacity and new business. Revenue in our freight car repair division increased $48.8 million as a result of new business and increased volumes. Revenue in our locomotive division increased by $14.1 million due to new business and an increase in locomotive repair hours. These increases were partially offset by a decline of $107.9 million in revenue in the LRS recycling division, the only division within LRS where revenue declined. Volumes and prices in the LRS recycling division declined throughout 2005. The decline in volume was driven, in part, by a reduction in the number of railcars scrapped because of strong demand for transportation vehicles needed by the railroads due to strengthening market conditions in the railroad industry. In addition, brokerage tons declined by 36.4% in the twelve months ended November 30, 2005 compared to fiscal 2004 as market conditions and demand for scrap returned to more normal levels.

        EBIT.    LRS EBIT increased by $6.2 million, or 11.1%, to $62.2 million for the twelve months ended November 30, 2005, from $56.0 million for fiscal 2004. EBIT as a percentage of revenue increased to 7.3% in the twelve months ended November 30, 2005 from 6.7% in fiscal 2004. LRS EBIT in the twelve months ended November 30, 2005 was positively impacted by improved performance in the wheel, axle and parts, freight car repair and locomotive divisions, respectively, and reductions in certain expenses, including inventory write-offs and legal expenses. LRS EBIT was negatively impacted by a decline in the LRS recycling division.

Engineering and Track Services

        Revenue.    ETS revenue increased by $65.1 million, or 23.3%, to $344.6 million for the twelve months ended November 30, 2005 from $279.5 million in fiscal 2004. As a result of generally favorable economic conditions in the railroad industry, as evidenced by increased RTMs, revenue increased in all ETS divisions except for the relay division. Revenue growth in the ETS segment was primarily driven by (i) increased volume, higher selling prices and market share gains in our trackwork and signal division; (ii) higher selling prices in our rail welding and rail sales division; and (iii) improved business conditions in Canadian operations. Trackwork and signal revenue increased $21.5 million; rail welding and sales operations revenue increased by $27.3 million; revenue from our Canadian operations $13.8 million; and maintenance-of-way revenue increased $5.2 million. Revenue in our relay division declined by $2.7 million.

        EBIT.    ETS EBIT increased by $15.7 million, or 144.0%, to $26.6 million for the twelve months ended November 30, 2005 from $10.9 million for fiscal 2004. EBIT as a percentage of revenue increased to 7.7% in the twelve months ended November 30, 2005 from 3.9% in fiscal 2004. EBIT was positively impacted by favorable industry conditions and growth in our trackwork and signal, rail welding and rail sales and maintenance-of-way operations. In addition, ETS experienced improved EBIT in the twelve months ended November 30, 2005 due to a contract settlement which had reduced EBIT in fiscal 2004 by $5.6 million for which there was no comparable charge in the twelve months ended November 30, 2005.

Results of Operations—Year ended November 30, 2004 compared to Year ended November 30, 2003

        The following table presents information about our revenue and EBIT by operating segment and for the combined results as a whole for fiscal 2004 and fiscal 2003. For a reconciliation of EBIT to income from continuing operations before income taxes, see Note 15 to our audited financial statements.

	Fiscal 2004%		Fiscal 2003%		% Change
	(dollars in millions)
Revenue:
LRS	$836.1	74.9%	$584.4	71.7%	43.1%
ETS	279.5	25.1%	231.2	28.3%	20.9%

Total revenue	$1,115.6	100.0%	$815.5	100.0%	36.8%

EBIT:
LRS	$56.0	83.7%	$25.6	65.9%	118.5%
ETS	10.9	16.3%	13.3	34.1%	(17.6)%

Total EBIT from continuing operations	$66.9	100.0%	$38.9	100.0%	72.1%

Total Company

        Revenue.    Total revenue increased by $300.1 million, or 36.8%, to $1,115.6 million for fiscal 2004 from $815.5 million for fiscal 2003. This increase was attributable to (i) rising steel and recyclable material prices; (ii) general economic improvement and increased freight traffic (as reflected by RTMs) and (iii) increased new railcar deliveries and Class I railroad capital expenditures. The majority of our revenue growth came from recycling, freight car repair and wheel and axle operations in our LRS business, and rail welding and relay operations in our ETS business. Recycling revenue increased $191.0 million in fiscal 2004 compared to fiscal 2003 as the blended sales price for recyclable metal per ton, excluding agency relationship sales, rose by 52.5% to $280.1 in fiscal 2004 from $183.7 in fiscal 2003. The addition of new ramp and RIP operations also contributed to strong growth in our LRS business, accounting for $26.7 million of the increased revenue. Strong market demand in our ETS rail welding and relay operations also resulted in increased revenue of $27.3 million. Our 2004 revenue is presented net of a $5.6 million adjustment related to the settlement of a billing dispute with a major customer.

        Gross profit.    Gross profit increased by $30.9 million, or 34.7%, to $120.0 million for fiscal 2004 from $89.1 million for fiscal 2003. Gross profit as a percentage of revenue decreased to 10.8% in fiscal 2004 from 10.9% in fiscal 2003. Gross margin declined due to an increase in material costs and certain other costs explained in more detail below. Our material costs as a percentage of revenue increased to 69.8% in fiscal 2004 from 66.5% in fiscal 2003. This was primarily due to rising steel and recyclable material costs, which are generally passed through to customers in our pricing. The increase in material prices as a percentage of revenue was partially offset by a decrease in labor costs, depreciation costs and indirect expenses as a percentage of revenue.

        Our fiscal 2004 gross margin was further impacted by a write-off of $5.4 million of inventory which was expensed in cost of goods sold. This primarily consisted of a $2.2 million write-off of excess maintenance of way inventory and a $3.0 million write-off of obsolete parts in our parts and recycling operations. These inventory write-offs exceeded our inventory write-offs in prior periods, and we do not expect to write-off comparable amounts of inventory in the foreseeable future.

        General and administrative expenses.    General and administrative expenses increased by $1.7 million, or 3.3%, to $52.6 million for fiscal 2004 from $50.9 million for fiscal 2003. The increase in selling general and administrative expenses was primarily attributable to an increase of $3.9 million in costs relating to our management incentive program, a direct result of our strong financial performance. Our general and administrative expenses also increased because of certain costs we view as non-recurring, including $0.5 million related to severance from the shutdown of a sales office, and $0.8 million in expenses related to the Acquisition. In addition, we incurred $0.4 million in legal settlement costs. These increases were largely offset by a reduction in bad debt-related expense in fiscal 2004 from fiscal 2003 due to a fiscal 2003, $6.8 million bad-debt expense relating to a specific customer's bankruptcy. General and administrative expenses as a percentage of revenue decreased to 4.7% in fiscal 2004 from 6.2% in fiscal 2003, due largely to the increase in our revenue.

        (Gain)/Loss on sale of fixed assets.    (Gain)/loss on sale of fixed assets decreased $1.4 million from a gain of $0.6 million in fiscal 2003 to a loss of $0.8 million in fiscal 2004. This decrease was primarily attributable to lower realized value on ordinary course sales of fixed assets relative to book value.

        Operating income.    Operating income increased by $27.8 million, or 71.7%, to $66.6 million for fiscal 2004 from $38.8 million for fiscal 2003. The increase in operating income resulted from the factors discussed above contributing to the increase in gross profit, partially offset by the factors discussed above contributing to the increase in general and administrative expenses. Operating income as a percentage of revenue increased to 6.0% in fiscal 2004 from 4.8% in fiscal 2003.

        Interest income.    Interest income (expense) remained approximately the same at $0.3 million for each of fiscal 2004 and fiscal 2003. Interest income is derived from our term financing of sales of maintenance of way equipment.

        Other expense (income), net.    Other expense (income), net, increased by $0.2 million to $(0.4) million for fiscal 2004 from $(0.2) million for fiscal 2003. Other expense (income), net, consists primarily of foreign currency exchange gains or losses.

        Provision for income taxes.    Our income tax expense from continuing operations for fiscal 2004 was $25.5 million, resulting in an effective income tax rate of 37.9%. This compares to income tax expense from continuing operations of $16.2 million, resulting in an effective income tax rate of 41.4% for fiscal 2003. Our effective income tax rate differs from the statutory United States rate of 35% primarily due to state taxes and non-deductible meals and entertainment expenses.

        Income from continuing operations.    As a result of the factors discussed above, income from continuing operations increased by $18.8 million, or 81.7%, to $41.8 million for fiscal 2004 from $23.0 million for fiscal 2003.

        Loss from discontinued operations.    Loss from discontinued operations increased by $2.5 million, or 108.7%, to $4.8 million for fiscal 2004 from $2.3 million for fiscal 2003. Loss from discontinued operations consists of losses from the Railcar, Ltd. assets ($5.0 million in fiscal 2004, compared to $3.1 million in fiscal 2003) offset by the income tax benefit from discontinued operations ($0.3 million in fiscal 2004 compared to $0.8 million in fiscal 2003).

Business Unit Analysis

Locomotive and Railcar Services

        Revenue.    LRS revenue increased by $251.7 million, or 43.1%, to $836.1 million for fiscal 2004 from $584.4 million for fiscal 2003. The increase in revenue was attributable to (i) increased prices for recyclable metal; (ii) a general strengthening in the rail industry (as reflected in new car builds, North American rail traffic and car loadings) and (iii) increased demand at our new and existing intermodal ramp operations. High commodity prices for recyclable metal and a volume increase of 14% for recyclable metal shipped, contributed an additional $191.0 million to revenue for fiscal 2004 compared to fiscal 2003. The blended sales price for recyclable metal, excluding agency relationship sales, in fiscal 2004 was $280.1 per gross ton compared to $183.7 in fiscal 2003. Our new ramp facilities and increased volume at our existing ramps contributed an additional $25.2 million to revenue in fiscal 2004 compared to fiscal 2003, due to an increase in volume and new business. Wheel and axle operations contributed $12.2 million in increased revenue for fiscal 2004 compared to fiscal 2003, due to an 18% volume increase.

        EBIT.    LRS EBIT increased by $30.4 million, or 118.5%, to $56.0 million for fiscal 2004 from $25.6 million for fiscal 2003. EBIT as a percentage of revenue increased to 6.7% in fiscal 2004 from 4.4% in fiscal 2003, primarily due to the occurrence in fiscal 2003 of a $6.8 million bad debt expense resulting from the bankruptcy of a single customer for which there was no comparable item in fiscal 2004. Partially offsetting this increase, material costs increased on a percentage basis more rapidly than sales due to the significant increase in recyclable metal and the semi-fixed nature, on a per ton basis, of the sales and margin relationship in the recyclable metal industry. In fiscal 2004, personnel costs increased at a slower rate than sales on a percentage basis. EBIT for fiscal 2004 was also negatively impacted by a decline in volume at one of our locomotive repair shops due to the completion of a long-term maintenance project, and also by an inventory write-off of $3.0 million.

Engineering and Trackwork Services

        Revenue.    ETS revenue increased by $48.3 million, or 20.9%, to $279.5 million for fiscal 2004 from $231.2 for fiscal 2003. The increase in revenue was attributable to a general strengthening in the rail industry (as reflected by RTMs) and increased Class I railroad capital expenditures. Strong market demand and higher prices resulting from cost pass through arrangements for rail increased rail welding revenue by $15.2 million in fiscal 2004 compared to fiscal 2003. Rising steel and recyclable metal prices and increased volume in our relay operations contributed $12.1 million to revenue growth. Trackwork and signal revenue increased by $9.8 million in fiscal 2004 compared to fiscal 2003, mainly due to increased sales to Class I railroads. Finally, further market penetration of maintenance of way equipment contributed $5.6 million to the increase. Our 2004 ETS revenue is presented net of a $5.6 million adjustment related to the settlement of a billing dispute with a major customer.

        EBIT.    ETS EBIT decreased by $2.4 million, or 18.1%, to $10.9 million for fiscal 2004 from $13.3 million for fiscal 2003. EBIT as a percentage of revenue decreased to 3.9% in fiscal 2004 from 5.7% in fiscal 2003. Our fiscal 2004 EBIT was negatively impacted by a write-off of $2.2 million of maintenance of way inventory and an increase in general and administrative expenses, partially offset by improved performance in our relay operations and revenue growth in our rail welding and maintenance of way operations.

Liquidity and Capital Resources

        Cash flows provided by operating activities provide us with a significant source of liquidity. We also have short-term financing sources available from borrowings under our senior secured credit facility. In fiscal 2006, our primary use of cash will be to fund working capital requirements, make principal and interest payments on our debt, make capital expenditures and pay federal and state taxes. Our ability to make such payments and fund planned capital expenditures, potential outsourcing and acquisition opportunities will depend on our ability to generate cash. This, to a certain extent, is subject to general economic, competitive, legislative, regulatory and other factors that are beyond our control. However, we believe that cash flows from operations and our existing borrowing capacity will be sufficient to fund expected normal operating costs, working capital requirements, tax payments and capital expenditures for our existing facilities for the next twelve months.

        Since the Acquisition, we have access to our own financing sources and as a stand alone entity, we have more discretion to determine the appropriate level of our capital expenditures. In the twelve months ended November 30. 2005, we made capital expenditures of $23.8 million, and we anticipate making capital expenditures of approximately $25.0 million during fiscal 2006. Productivity enhancements, capacity increases and environmental or other concerns or matters could require us to make larger capital expenditures. Our future growth capital expenditures will be driven by our success in pursuing and obtaining additional rail maintenance and repair outsourcing opportunities.

        Operating activities.    Net cash provided by (used in) operating activities was $58.3 million in the successor period, $(3.4) million in the predecessor period, $35.2 in fiscal 2004 and $112.5 in fiscal 2003. Net cash flow from operating activities is primarily due to profitable results of operations and changes in working capital.

        Investing activities.    Net cash used in investing activities was $426.3 million in the successor period, $10.4 million in the predecessor period, $8.0 million in fiscal 2004 and $37.5 million in fiscal 2003. The primary use of cash provided in investing activities is the purchase of property, plant and equipment. In the successor period, cash used in investing activities was impacted by net cash of $425.7 million used to fund the Acquisition. Net cash flow from investing activities for fiscal 2004 was impacted by the divestiture of Railcar, Ltd. which required us to purchase railcars under lease for $67.2 million prior to the disposal for $87.3 in proceeds. Excluding the lease buyout, capital expenditures for 2004 were $36.5 million.

        Financing activities.    Net cash provided by (used in) financing activities was $371.2 million in the successor period, $20.8 million in the predecessor period, $(33.8) million in fiscal 2004 and $(70.8) million in fiscal 2003. In the successor period, sources of funds were $133.2 million from contributed capital, $200.0 million from the issuance of long-term debt and $116.7 million from borrowings under the revolving credit facility. The primary uses of the funds were to pay $10.7 million of deferred financing costs and $75.0 million on the revolving credit facility. In the predecessor period, there was a $28.3 million contribution from Progress Energy and in fiscal 2004 and 2003, there were distributions to Progress Energy of $(33.5) million and $(70.5) million, respectively.

        Debt Agreements.    In connection with the Acquisition, we entered into our $220.0 million senior secured credit facility and issued $200.0 million aggregate principal amount of the notes under the indenture. As of November 30, 2005, $40.7 million was outstanding under the senior secured credit facility and $152.7 million of additional borrowing capacity was available. Outstanding borrowings under the senior secured credit facility declined from approximately $121.0 million at the Acquisition date of March 24, 2005 to $40.7 million on November 30, 2005. The indenture governing our notes does not contain any ongoing financial covenant requirements. Our senior secured credit facility contains no ongoing financial covenant requirements except in the event that availability under the credit facility is below $35.0 million for five consecutive business days.

        Under the indenture, our ability to incur additional indebtedness and to make certain investments or distributions (including dividends) depend in part on our "fixed charge coverage ratio" exceeding 2.0:1.

        The fixed charge coverage ratio, in general, compares our EBITDA to our interest expense. In computing EBITDA, the indenture requires various adjustments, which have the effect of both increasing and decreasing EBITDA.

        The table below shows the computation of EBITDA, as defined in the indenture, (i) for the predecessor for each of fiscal 2003, fiscal 2004 and the period from December 1, 2004 to March 23,

2005, (ii) for the successor for the period from February 15, 2005 to March 30, 2005, and (iii) for us on a pro forma basis for the twelve months ended November 30, 2005.

	Year ended November 30,
			December 1, 2004 to March 23, 2005 (Predecessor)	Inception to November 30, 2005 (Successor)	Twelve Months Ended November 30, 2005 (Pro Forma)
	2003	2004
	(In thousands)
Net income (loss)	$20,629	$37,021	$5,397	$33,354	$39,273
Interest expense (income), net	(252)	(271)	(28)	14,026	21,688
Provision for income taxes	16,221	25,484	3,932	20,889	25,156
Benefit from income taxes from discontinued operation	(801)	(287)	—	—
Depreciation and amortization	20,652	21,922	7,823	11,315	16,448

EBITDA	$56,449	$83,869	$17,124	$79,584	$102,565
Adjustments required by the indenture:
Discontinued operations (a)	$2,486	$4,913	—	—	—
Bad debt reserve (b)	6,761	—	—	—	—
Severance payment (c)	—	529	—	—	—
Acquisition expenses (d)	—	766	—	$5,115	$5,115
Effect of purchase accounting (e)	—	—	—	5,546
(Gain) loss on sale of fixed assets (f)	(553)	832	$219	(1,252)	(1,033)

Indenture EBITDA	$65,143	$90,909	$17,343	$88,993	$106,647

  (a)
  EBITDA was decreased in fiscal 2003 and fiscal 2004 by losses of $2.5 million and $4.9 million, respectively, attributable to our Railcar Ltd. business, which was classified as a discontinued operation. See "—Railcar Ltd. Divestiture."

  (b)
  EBITDA was decreased in fiscal 2003 by a $6.8 million bad debt expense relating to a specific customer's bankruptcy. See "—General and Administrative Expenses."

  (c)
  EBITDA was decreased in fiscal 2004 by a $0.5 million severance charge related to the shutdown of a single sales office.

  (d)
  EBITDA was decreased in fiscal 2004 by acquisition expenses of $0.8 million for professional fees, and by $5.1 million in the successor period, primarily related to retention bonuses payable to members of management and other expenses incurred in connection with the Acquisition.

  (e)
  The accounting treatment for the Acquisition required that inventory be revalued to its estimated fair value. This resulted in a $5.5 million increase in the carrying value and an identical decrease in EBITDA as the inventory was sold. See "—Cost of Goods Sold/Gross Profit."

  (f)
  EBITDA was increased in fiscal 2003 by a gain from sales of fixed assets of $0.6 million and reduced by losses from sales of fixed assets in fiscal 2004 and the predecessor period of $0.8 million and $0.2 million, respectively. For the successor period, EBITDA was increased by a gain from sales of fixed assets of $1.3 million. The indenture requires an adjustment with respect to a gain or loss on sales of fixed assets only to the extent such sale is not in the ordinary course of business.

  For purposes of calculating EBITDA under the indenture governing the notes, the foregoing items would increase or decrease EBITDA, as the case may be. Under the indenture, EBITDA, as adjusted, is used to determine our ability to incur additional indebtedness, and make distributions or investments, including dividends. See also "Description of Indebtedness" and "Risk Factors—Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our debt service obligations," and "—Restrictive covenants in our senior secured credit facility and the indenture governing the notes may restrict our ability to pursue our business strategies."

  EBITDA is not a measure of financial performance under GAAP, is not intended to represent cash flow from operations under GAAP and should not be used as an alternative to net income as an indicator of operating performance or as an alternative to cash flow from operating, investing or financing activities as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

    •
    EBITDA does not reflect our cash used for capital expenditures;

    •
    although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

    •
    EBITDA does not reflect changes in, or cash requirements for, our working capital requirements;

    •
    EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness; and

    •
    EBITDA does not reflect non-recurring expenses which do not qualify as extraordinary such as one-time write-offs to inventory and reserve accruals.

  While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Contractual Obligations

        The following is a summary of our significant contractual obligations by year as of November 30, 2005 (in millions).

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt(1)	$241.6	$0.7	$0.2	$40.7	$200.0
Interest on long-term debt(2)	98.8	16.1	31.0	31.0	20.7
Operating leases(3)	10.0	3.0	4.0	1.7	1.3
Capital expenditures(4)	4.9	4.9	—	—	—
Unconditional purchase obligations(5)	120.0	39.8	44.2	36.0	—
Pension obligations	4.8	.4	.9	1.0	2.5

Total contractual cash obligations	$480.1	$64.9	$80.3	$110.4	$224.5

(1)
We intend to redeem up to $70.0 million aggregate principal amount of long-term debt with the proceeds of this offering.

(2)
Interest on long-term debt includes interest on the notes. We have excluded any interest on our senior secured credit facility as that interest expense will be calculated based on a spread to floating market interest rates, which will fluctuate in future periods.

(3)
Minimum lease payment obligations under various non-cancelable operating leases, primarily for real estate, transportation equipment and other equipment in effect as of November 30, 2005.

(4)
Purchase obligations for capital expenditure projects in progress.

(5)
The majority of the unconditional purchase obligations are for inventory and operating expenses used in the ordinary course of business.

Off-Balance Sheets Arrangements

        We have no off-balance sheet arrangements or relationships with unconsolidated special purpose entities.

Summary of Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our combined or consolidated audited financial statements, as applicable, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at year-end and the reported amount of revenue and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowance for receivables, reserve for excess and obsolete inventory, the carrying value of property, plant and equipment and intangible assets and reserves for income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions. We believe the following critical accounting policies are noteworthy because they are based on estimates and assumptions that require complex, subjective judgments by management which can materially impact reported results. Changes in these estimates or assumptions could materially impact our consolidated or combined, as applicable, financial condition and consolidated or combined, as applicable, results of operations.

Revenue Recognition

        We recognize revenue from product sales and services at the time persuasive evidence of an arrangement exists, title to the product passes to the customer or services are rendered, the sales price is fixed or determinable, the collectibility of the sales proceeds is reasonably assured, and all our significant obligations have been satisfied. Amounts charged to customers for shipping and handling are recorded as revenue and costs incurred for shipping and handling are recorded as a component of cost of goods sold. We are a lessor of railcars under operating leases, which are accounted for in accordance with Statement of Financial Accounting Standards, or SFAS, No. 13 Accounting for Leases, as amended. Our products are usually sold on credit terms. The credit terms, established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow a discount for early payment.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts receivable is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses. In estimating probable losses, we review accounts that are past due, non-performing or in bankruptcy. We also review accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. We determine an estimated loss for specific accounts and estimate an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and amount of payments received and necessitate a change in estimated losses.

Inventories

        In establishing inventory carrying cost, management makes estimates and assumptions based on the best available information. Cost is determined using the weighted average cost method. We derive a significant portion of our inventory from the purchase and dismantling of railcars that have exceeded their useful life or have been damaged beyond repair. Costs for reconditionable freight car components and scrap from dismantled railcars are determined by allocation wherein the total cost allocated to reconditionable components and scrap equals the total cost of the railcar. The allocation process yields results that approximate a relative fair market value approach under which total cost is allocated to individual components and recyclable metal based on the fair market values of each reconditionable part and recyclable material relative to the total fair market value of the acquired railcar. Management reviews costs established periodically to determine that inventories are stated at the lower of cost or market. Additionally, the valuation of some components of recycling inventories other than railcars depends on estimates of recovery or yield estimates. The recovery or yield depends on factors such as product type, product quality and moisture content. To verify the validity of estimates, periodic physical inventories are conducted. However, these physical inventories also rely to some degree on estimates and, as a result, they can only be relied upon to detect major variations from perpetual inventories.

Impairment of Long-Lived Assets

        We periodically evaluate the carrying value of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate the carrying values of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset are less than its carrying value. If an asset or group of assets are considered impaired, we recognize a loss based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. We record assets held for sale at the lower of carrying value or fair value less costs to sell.

Income Taxes

        We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. We recognize deferred tax assets and liabilities based on the difference between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns. When assessing the realization of deferred tax assets, we consider such factors as prior earnings history, future expected earnings, carry-back and carry-forward periods, and tax strategies. A valuation allowance is established for a deferred tax asset if it is determined more likely than not the asset will not be realized.

        Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various domestic and foreign tax authorities. Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

Self Insurance

        We are self insured for workers' compensation claims up to $0.5 million per occurrence. Excess loss coverage is purchased to cover losses beyond the stated deductible levels. Losses under the self-insurance program are accrued based on estimates of the liabilities for claims, including an estimate for incurred but not reported claims, using certain actuarial analyses and based on our experience. Significant judgment is used in determining the timing and amount of accruals for losses, and the actual liability could differ materially from the recorded amounts.

Recently Issued Accounting Standards

        In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, Inventory Costs An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in Accounting Research Bulletin, or ARB, No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, or spoilage. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of so abnormal as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and was adopted by us effective December 1, 2005. Adoption of SFAS No. 151 will not have a material impact on our consolidated results of operations or financial condition.

        In December 2004, the FASB issued SFAS No. 123R, Accounting for Stock Based Compensation. SFAS No. 123R revises the guidance in SFAS No. 123 and supersedes APB No. 25 and its related implementation guidance. SFAS No. 123R focuses primarily on the accounting for share-based payments to employees in exchange for services, and it requires a public entity to measure and recognize compensation cost for these payments. SFAS No. 123R is effective for the first fiscal year beginning after June 15, 2005, and was adopted by us effective December 1, 2005. Upon completion of this offering, we intend to begin to utilize equity compensation plans as a means of compensating our employees. Therefore, the guidance in FAS 123R will at that time become applicable to us, and this could have a material adverse impact on our net income.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets. An amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for periods beginning after June 15, 2005, and was adopted by us on September 1, 2005. The adoption of SFAS No. 153 did not have a material impact on our consolidated results of operations or financial condition.

        In December 2004, the FASB issued SFAS No. 109-1, Accounting for Income Taxes—American Jobs Creation Act of 2004. FAS No. 109-1 clarifies that the tax deduction within the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS No. 109 and that the special deduction should be considered by an enterprise in (a) measuring deferred taxes when graduated tax rates are a significant factor and (b) assessing whether a valuation allowance is necessary as required by paragraph 232 of SFAS No. 109. SFAS No. 109-1 is effective upon issuance and was adopted by us on January 21, 2005. The adoption of SFAS No. 109-1 did not have a material impact on our consolidated results of operations or financial condition.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 replaces APB No. 20 and SFAS No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impractical and for reporting a change when retrospective application is impractical. SFAS No. 154 also addresses the reporting of an error by restating previously issued financial statements. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt this pronouncement effective December 1, 2006 and do not believe it will have a material impact on our results of operation or our financial condition.

        In March, 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FAS 143 ("FIN 47"). FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. When sufficient information exists, uncertainty about the amount and/or timing of future settlements should be factored into the liability measurement. The interpretation is effective for the end of fiscal years ending after December 15, 2005, which will be our fiscal year ending November 30, 2006. We anticipate no material impact on our results of operations, financial position or cash flows as a result of adopting this interpretation.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

        We manage interest rate risk by using a combination of variable-rate and fixed-rate debt. Therefore, we are exposed to fluctuations in interest rates. Certain of our borrowings, primarily borrowings under our senior secured credit facility, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Significant changes in interest rates can increase our interest expense and have a material adverse effect on our results of operations or financial condition. If interest rates were to increase 100 basis points, or one-tenth of a percentage point, from November 30, 2005 and assuming no changes in debt from the November 30, 2005 levels, the additional annual interest expense would be approximately $400,000. We do not use interest rate swaps.

Commodity Price Risk

        In the ordinary course of business, we are exposed to market risk for price fluctuations of raw materials purchased into inventory. We attempt to negotiate the best prices for raw materials and other operating expenses that match market price movements.

Foreign Currency Risk

        Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations. Our foreign operations are in Mexico and Canada which have fairly stable currencies. Therefore, the effect has not generally been significant. If the U.S. dollar weakens, our foreign results of operations will be positively impacted, but the effect is not expected to be material. Periodically, we will hedge against the risk of exchange rate fluctuations on certain Canadian purchases by using forward contracts to reduce our foreign currency exposure related to the net cash flow from Canadian operations. These contracts are short-term contracts and are marked-to-market each quarter and included in trade payables, with the offsetting gain or loss included in other income (expense) in the accompanying consolidated statements of operations. At November 30, 2005, we had no open forward contracts.

MARKET AND INDUSTRY DATA AND FORECASTS

        This prospectus includes market share and industry data and forecasts that we have developed from independent consultant reports, reports from government agencies, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Consultant reports, industry publications and other published industry sources generally state that the information contained therein has been obtained from third-party sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this prospectus. For example, in May of 2000, Economic Planning Associates, Inc., a consulting firm that monitors trends and makes quarterly forecasts for the railcar industry, predicted that railcar deliveries for 2002 would be 53,200. However, actual railcar deliveries for 2002 only were 17,736. Our internal data, estimates and forecasts are based upon information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions, and such information has not been verified by any independent sources.

INDUSTRY

        Deregulation and consolidation of the railroad industry, market competition between railroads and trucking and the state of the global economy all have had a significant impact on the North American rail services and supply market. In recent years, these factors—combined with an aging fleet and capacity constraints, resulting from continued growth in RTMs—have contributed to new cost management strategies and an increase in outsourcing of maintenance and repair as railroads focus on their core transportation business.

        Currently, there are seven Class I railroads operating in North America, compared with approximately 40 in operation in 1970. The Class I railroads are: Burlington Northern/Santa Fe Railway, Canadian National, Canadian Pacific, CSX Transportation, Kansas City Southern Railway, Norfolk Southern Railway Company and Union Pacific Railroad. The ongoing consolidation of the Class I railroads during the past few decades has created a number of construction and maintenance projects as track systems were reconfigured and integrated. At the same time, consolidation intensified competition, leading railroads to refocus on improving their core operations. Railroads are continuing to pursue strategies to increase freight volume, improve delivery performance and reduce both operating and capital costs. These strategies have led the railroads to seek to enhance their operating and financial performance through the following:

  •
  deployment of new fleet technology;

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  investment in track infrastructure;

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  enhanced maintenance practices, such as more stringent condition monitoring and preventive maintenance; and

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  increased industry outsourcing.

These consolidation, infrastructure improvement and outsourcing trends have contributed to the growth of the rail services and supply industry over the past several years, and we believe these trends will continue to have a positive impact on the industry for the next several years.

        Consolidation of the Class I railroads has also caused an increase in the number and geographic coverage of shortline and regional railroads as the larger railroads streamlined operations and disposed of lower volume traffic portions of their systems. Because of limited capital and labor resources following the railroad industry consolidation, many of the shortline and regional railroad assets that were divested have continuing maintenance needs. Because shortline and regional railroads spend a material portion of their budgets on track construction and maintenance, additional opportunities for the rail services and supply industry have been created. With numerous shortline and regional railroads now competing with, and facing similar pressures to, the major railroads, consolidation activity is also occurring in this market segment. These events and trends have, in turn, initiated increased consolidation in the rail services and supply industry, as carriers seek larger service providers that can provide service and supply components across their expanded rail networks.

        We believe that the railroads' and railcar owners' increased focus on their core business competencies and improving their operating performance will continue to provide new and expanded outsourcing opportunities for the rail services and supply industry. Within certain parts of the industry, such as heavy freight car and locomotive maintenance, wheel and axle maintenance and track work and signal maintenance, we believe the outsourcing trend is well established. Other parts, such as intermodal transfer points where light repair and testing are done, or ramps, and repair-in-place, or RIP, and light railcar maintenance have more recently begun to provide outsourcing opportunities. While the railroad industry appears to have recognized the advantages of outsourcing (including lower cost of labor and lower required fixed asset and working capital investment), we believe a significant opportunity exists for further outsourcing of services. However, such opportunities will have to be managed by the Class I railroads in conjunction with the implementation of their labor relations and other business strategies.

        The most important driver of the maintenance and repair part of the rail services and supply market is rail freight traffic, which is primarily measured by RTMs. An RTM is the revenue generated by moving one ton of freight one mile. RTMs generally correlate with both industrial production and gross domestic product. As an example, if coal consumption were to increase due to increased industrial demand for energy, RTMs would also increase as coal comprises a substantial amount of the freight carried by railroads in North America. According to the AAR, RTMs have increased by an average of 2.6% annually in the last decade.

        We believe that railroads have gained, and will continue to gain, market share from trucking companies, in part because of the following:

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  a shortage of truck drivers;

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  increased highway congestion;

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  increased fuel costs; and

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  the efficiency and cost benefits of intermodal transportation.

        Also, the performance of the United States economy and higher relative transportation costs in the trucking industry have led to recent increases in Class I capital expenditures. Compared to 2004, the top five Class I railroads (as measured by revenue) boosted their 2005 capital expenditures by 10.9% and are projected to increase their capital expenditure budgets by 10.2% for 2006.

        In other parts of the rail services and supply industry that we do not serve, such as freight car and locomotive original equipment manufacturing, results are more closely correlated with railcar deliveries. Railcar deliveries tend to be more cyclical than the core maintenance and repair services markets in which we operate. For example, the bottom of a four-year decline in the railcar manufacturing industry occurred during 2002. Railcar deliveries were 68,657 units in 2005, up from 17,736 units in 2002, but far below the 75,704 units in 1998. Although our business is primarily driven by the less cyclical rail freight traffic and railroad maintenance expenditures, we also benefit from improving new railcar markets since we sell some new components and customers sometimes specify reconditioned components for new railcars.

BUSINESS

        We are one of the largest diversified providers of outsourced maintenance and repair services and products to the railroad industry in North America. We offer a wide range of products and services for the maintenance and repair of locomotives, railcars and track infrastructure. Our customers include all of the major North American, or "Class I" railroads, as well as many regional and shortline railroads, public transit authorities, private railcar owners and railcar builders and lessors. For the fiscal year ended November 30, 2005, giving pro forma effect to the Acquisition, this offering and the application of the net proceeds of this offering as described under "Use of Proceeds," our revenue was $1,199.9 million and our net income was             .

        We estimate that the overall North American market for railroad component parts, railcars and repair and maintenance services exceeded $30.0 billion in 2005, with a significant amount of these products and services provided by the railroads themselves and the remainder provided by independent third-party providers. Railroads, railcar builders and railcar lessors have substantial needs for component parts and repair and maintenance services for their rolling stock (which includes locomotives, freight cars and transit cars), and their track infrastructure (which includes track, signals and maintenance of way equipment). In addition to maintenance required due to ordinary wear and tear, the strict federal regulatory requirements of the FRA, and the requirements of the AAR, mandate frequent inspections and regular maintenance and replacement of components. AREMA publishes maintenance guidelines to which most railroads adhere in developing their maintenance programs. Most of the component parts we provide for rolling stock are reconditioned or re-manufactured several times in their life cycles, and track components are maintained until replacement of components is required. In addition, railroads continuously update track infrastructure to meet changing customer needs.

        We have one of the most extensive networks of facilities in the North American rail services and supply industry. We operate 91 facilities in 29 U.S. states, Canada and Mexico and employ approximately 3,700 people. Our industry is highly fragmented, and few competitors offer the scale, geographic footprint and scope of products and services that is comparable to ours in the markets we serve. Our product and service offerings support the full life cycle of our customers' rolling stock and track infrastructure, from new builds and installations to disposal of retired assets.

        We operate through two business units: Locomotive and Railcar Services, referred to as LRS, and Engineering and Track Services, referred to as ETS. Each unit is supported by an experienced sales and marketing organization that offers our customers a broad range of products and services in order to provide an integrated solution for all of their rolling stock and track infrastructure needs.

        Our LRS business unit, which contributed 71.3% of our fiscal 2005 revenue, provides maintenance and repair services for railroad rolling stock. Our component parts and services encompass most of the largest maintenance and repair spending categories for our customers, such as:

  •
  reconditioned railcar components, including wheelsets, roller bearings, axles, sideframes, bolsters and brake beams;

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  light and heavy freight car repair, including inspection points, painting, ramp services and car repair shops;

  •
  reconditioned locomotive components, including wheelsets, roller bearings and traction motors as well as other locomotive rebuilding services; and

  •
  new and reconditioned draft system components, including couplers, yokes and draft gears.

        A substantial volume of parts that we use in our maintenance and repair business comes from our LRS freight car and locomotive recycling operations. We dismantle retired and surplus railcars and locomotives, most of which we source from our major customers. These operations provide parts that we recondition in compliance with strict industry quality and performance standards. This approach allows us to provide customers with more cost-effective solutions to their maintenance requirements. Residual materials from our dismantling, repair and maintenance operations are converted to recyclable metal and sold to steel mills and foundries from our processing locations in North America.

        Our ETS business unit, which contributed 28.7% of our fiscal 2005 revenue, provides a broad range of products and maintenance services for rail infrastructure owners and contractors, supporting their maintenance and repair requirements. Our ETS products and services include:

  •
  track components, such as turnouts, frogs and other track materials;

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  new and reconditioned maintenance of way and signal infrastructure equipment; and

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  maintenance services, including rail welding, rail pickup and sorting.

        Our ETS operations also offer reusable rail and other track materials, allowing us to provide our customers with cost effective solutions for maintenance of their rail networks. Our ETS unit obtains materials such as used rail track, frogs and switches directly from our customers or other sources and from our LRS recycling operations. These materials are inspected, sorted and graded as materials that can be repaired and re-employed by railroad customers or sold for alternative uses.

        Through the combination of our LRS and ETS business units, we provide the railroad industry with a broad range of products and services that we believe differentiates us from other service providers. We have built long-standing relationships with many of our customers, and we have multi-year contracts with all of the Class I railroads for many of their outsourced maintenance and repair requirements. We believe our relationships and experience with customers and our successful implementation of several large outsourcing contracts provide a foundation for continued success in obtaining additional outsourcing opportunities from our major customers. We also believe that our operational economies of scale, substantial purchasing power and skilled labor force have created a competitive cost structure that we can continue to leverage for future growth and profitability.

Progress Rail's Integrated Business Model

Competitive Strengths

        Leading Market Positions in Maintenance and Repair Products and Services.    We are the number one or two independent provider of many of the products and services we offer. We are among the leaders in the reclamation of scrapped railcars, production of reconditioned wheelsets and other reconditioned freight car components, production of turnouts and other specialty track components, and in maintenance services, such as ramp operations, rail welding and freight car repair. We believe that the railroad industry values diversified service providers who have the resources, expertise and network to provide a wide range of maintenance services and remanufactured components for both rolling stock and track infrastructure. We believe we are the only provider of rail maintenance and repair services and related components with leading market positions in a broad range of products and services for both railroad rolling stock and track infrastructure.

        Well Positioned to Capitalize on Outsourcing Growth Trend.    As both competition and RTMs increase, the Class I railroads and other industry participants have been focusing on their core businesses and improving operating performance, thereby increasing outsourcing maintenance and repair functions in recent years. We expect these trends will continue as the railroads balance system capacity with increasing volume. We believe our large number of existing outsourcing contracts and extensive North American service network position us to be a supplier of choice for the railroad industry's outsourcing requirements.

        Focus on Maintenance and Repair Products and Services Provides Stability.    Because our primary business is maintenance and repair, the most important driver of our business is the amount of freight transported by railroads in North America, as measured by RTMs. As a result, we believe our business is less cyclical than the manufacture of new railcars, locomotives and components. Additionally, we benefit from improving new railcar markets by supplying some new and reconditioned components for new railcars.

        Low Cost Provider with Fully Integrated Business Model.    Our extensive network of North American service facilities located in close proximity to our railroad and other customers provides lower shipping costs and faster turnaround times for our customers. In addition, we have a predominantly non-union workforce. Our ability to provide a substantial volume of reconditionable parts to our track, railcar and locomotive reconditioning and servicing operations through our recycling operations, combined with our competitive labor and benefit costs and efficient operations, provides us with a sustainable cost advantage as compared with other providers of such products and services. We do not believe there is any competitor that provides the breadth of products and services that we offer, and we believe we are the only provider of such products and services that employs a fully integrated business model.

        Diverse Customer Base with Long-term Relationships.    Our customer base consists of Class I, regional and shortline railroads, original equipment manufacturers, railcar lessors and purchasers of recyclable metal, with only one customer, which represented 11% of fiscal 2005 revenue, representing in excess of 10% of revenue. We have a demonstrated record of providing value to customers through high quality component sourcing and outsourcing execution. The majority of our customer relationships have been maintained for many years, and we believe we are a critical element of our customers' supply chains and/or maintenance systems. As a result, we estimate that more than 40% of our fiscal 2005 LRS revenue from our railroad customers and more than 60% of our fiscal 2005 ETS revenue from our railroad customers was derived from contracts with terms greater than one year.

        Management Team with a Demonstrated Record of Success.    Led by our founder and President and Chief Executive Officer William P. Ainsworth, our management team has a proven record of building and operating one of the largest diversified platforms in the rail services and supply industry. Averaging approximately 18 years of experience in the rail industry, our management team has specific expertise in sales and marketing, operations and production, quality and continuous improvement and safety and environmental controls. Several members of our management team and other key employees have worked directly for a major railroad and bring significant industry experience, customer knowledge and relationships to our business.

Business Strategy

        Continued Focus on Maintenance and Repair Products and Services Business.    We have built a competitive business model to source components and provide outsourced maintenance and repair products and services for railcars, locomotives and track infrastructure. Our strategy is to continue to invest in and build upon our core competencies of maintenance and repair in the rail services and supply industry. As an example, we intend to continue to invest in ramp opportunities and related servicing capabilities as our customers continue to outsource their intermodal ramp operations.

        Pursue Additional Outsourcing Opportunities.    We intend to pursue the growing volume of outsourcing opportunities, which we believe will continue to increase as railroad cost rationalization and consolidation continue and as the Class I railroads focus more on their core transportation business. We believe that independent, third-party providers of rail products and services like us have significant additional growth opportunities. Our sales and marketing team aggressively pursues potential new outsourcing opportunities with existing customers and presents creative proposals to address customer requirements. In this way, we are often able to expand existing customer relationships. We intend to further leverage the combination of existing alliances with new proposals to enhance outsourcing opportunities.

        Focus on Continuous Improvement.    We have successfully implemented extensive quality and continuous improvement processes, which we call the "Progress Rail Integrated Model for Excellence" or PRIME, throughout our company. With the continued full engagement of our workforce, we believe that we can continue to improve our product and service quality, lower material and labor costs, and improve cycle times and other processes within our business. During the past two years, we have successfully implemented a number of initiatives designed to improve our working capital management and reduce overall costs.

        Leverage Our Scalable Platform for Growth.    Our scalable platform allows for significant organic growth. In addition, we believe that we can continue to add value to our business by selectively acquiring complementary assets and effectively integrating them into our organization. Since 1993, we have completed 28 acquisitions, built several "greenfield" plants and facilities and rationalized 14 facilities in order to realize financial and operational synergies. We believe the broad North American footprint we have built enables us to service our customers' needs more effectively than our competitors.

Locomotive and Railcar Services (LRS)

        The primary focus of the LRS business unit is providing parts and services for the rolling stock (railcars and locomotives) used in the railroad industry. The LRS unit includes our wheel and axle, freight car repair, locomotive, recycling and parts operations, each of which is a separate division of LRS. In fiscal 2005, the LRS unit generated approximately 71.3% of our revenue.

        Our LRS business unit provides a broad range of maintenance and repair services and component parts for railroad rolling stock. We believe the diverse, integrated product offerings of our LRS business unit create a competitive advantage and allow us to service our customers in an effective manner. Our integrated railcar reclamation operations allow us to provide cost-effective parts options to our customers. Additionally, our parts business has direct access to an extensive inventory of reconditioned car parts.

        Our LRS business unit is supported by a dedicated sales and marketing team that leverages our diverse product offering to provide integrated and comprehensive solutions for our customers. The key customers for our LRS unit are Class I railroads, shortline railroads, private car/locomotive owners, transit authorities, steel mills, utilities and railcar and locomotive original equipment manufacturers. When crucial customer needs arise for specific railcar components, our access to recyclable railcar cores provides us with a significant competitive advantage. Finally, our efficient use of our recycling facilities to process large volumes of recyclable metal in addition to our reclamation operations enables us to profitably sell recyclable metal.

        As an element of our integrated business model, parts are often removed from used rail cars received by our recycling facilities. In addition, each division within the LRS segment receives used railcar components directly from customers or other sources. In such cases, personnel at each division determine whether the materials are repairable, reconditionable or best saleable as scrap. Such materials are repaired or reconditioned at the appropriate LRS facility.

        Parts and services provided by the LRS unit are elements of the entire lifecycle of railroad rolling stock, meaning that they are utilized in the following:

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  new railcar builds;

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  repair and maintenance of railcars and other railroad equipment; and

  •
  the salvage of retired railroad assets.

        The parts and services we provide encompass many of the large spending categories for our customers in the railroad industry, including the following:

  •
  reconditioned railcar components, including wheelsets, roller bearings, axles, sideframes, bolsters and brake beams;

  •
  light and heavy freight car repair, including inspection points, painting, ramp services and car repair shops;

  •
  reconditioned locomotive components, including wheelsets, roller bearings and traction motors and other locomotive rebuilding services; and

  •
  reconditioned draft system components, including couplers, yokes and draft gears.

        The diagram below illustrates the process/product flow of materials in the LRS business unit.

LRS: Vertically Integrated Business Example

Engineering and Track Services (ETS)

        The primary focus of our ETS business unit is providing components and services that support the continuing maintenance and repair requirements of rail infrastructure owners and contractors. The ETS unit includes our trackwork and signal, railwelding, relay and maintenance of way operations, each of which is a separate division within ETS. In fiscal 2005, the ETS unit generated approximately 28.7% of our revenue.

        Our ETS business unit provides products and outsourced services for railroad track infrastructure. As with our LRS business unit, we believe the diverse product and service offerings in our ETS segment create a competitive advantage and allow us to service our customers in an effective manner. Our vertically integrated rail and other track material, or OTM, reclamation operation allows us to provide cost-effective components to our rail welding and track work customers. At the same time, our rail welding and trackwork businesses provide a supply of recyclable metal that can be sold to third parties. As a major engineering trackwork services supplier that recycles rail and OTM in North America, we believe our integrated business model provides operating synergies that allow us to be a low cost producer in the market.

        Our ETS business unit is also supported by a dedicated sales and marketing team that leverages our product offering to provide integrated and comprehensive solutions for our customers. The key customers for our ETS division are Class I railroads, shortline railroads, railroad construction contractors, transit authorities and steel mills.

        As is the case with the LRS unit, our ETS unit provides services and components for the entire life cycle of the track infrastructure. Products and services provided by the ETS unit include:

  •
  track components, such as turnouts, frogs and other track materials;

  •
  new and reconditioned maintenance of way and signal infrastructure equipment; and

  •
  maintenance services, including rail welding, rail pickup and sorting.

        The ETS unit also offers reusable rail and other track materials, allowing us to provide customers with cost effective solutions for maintenance of their rail networks.

  •
  Our ETS unit obtains materials from our LRS recycling division such as used rail track, frogs and switches that have been inspected, sorted and graded as materials that can either be repaired and re-employed by railroad customers or reconditioned for sale or sold for alternative uses. The divisions within the ETS unit also receive and purchase materials directly from customers or other sources.

        The diagram below illustrates the process/product flow of materials in the ETS business unit.

ETS: Vertically Integrated Business Example

Services and Products

LRS

  Reconditioning of wheels and other parts

        We operate a geographically dispersed and strategically located network of wheel shops that turn and mount freight car, locomotive and transit wheelsets and recondition freight car components. With nine locations, we are one of the largest wheelset producers in North America and one of the largest reconditioners of the broad range of freight car parts we provide. Our network of wheel shops are designed to work seamlessly to assure that critical customer needs are consistently met across their service area. Plant locations for other reconditioned components are positioned in order to gain maximum operational efficiencies and to be responsive to customer needs.

  Freight car, locomotive and transit car maintenance and repair

        We operate one of the most extensive networks of freight car repair facilities in North America, stretching from Montreal to Mexico City, and providing everything from routine maintenance to total rebuilds. We also repair intermodal flat cars waiting to be loaded at various ramps dispersed across North America. We operate a network of 13 ramps as of March 3, 2005, creating a competitive advantage by allowing us to generate significant revenue in the fast growing intermodal segment. We also have light, dedicated repair operations located at or near train yards, or RIP tracks. Our freight car repair shops and locomotive repair facilities are strategically located along major train traffic routes to provide customers prompt and reliable access for their car repair and locomotive servicing needs.

        We provide locomotive parts and repair as well as the specialized parts used in rail transit vehicles, such as traction motors. We also operate repair shops that can rebuild locomotives as well as provide regular maintenance. We have facilities located in East Chicago, Indiana; Chicago, Illinois; Lawrence, Kansas; Morrill, Nebraska; Knoxville, Tennessee; Patterson, Georgia; Rocklin, California; and Montreal, Canada.

        These facilities' strategic locations, and our quality record and reputation as a low-cost provider in the industry, have helped us to sustain a competitive advantage within this marketplace.

  Recycling

        In the LRS segment, we are involved in four types of recycling activities:

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  dismantling rail cars and related components at processing facilities in the recycling division of LRS;

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  purchasing unprocessed scrap for further processing for sale to third parties by the recycling division;

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  bulk purchasing and selling of scrap through brokerage activities; and

  •
  generating scrap from ongoing business operations at each of our other facilities in the LRS segment.

        When not needed by our reconditioning operations, scrap metal generated or procured within the LRS segment is sold to third parties. Scrap metal processed through our recycling division facilities is sold by our recycling division sales personnel. Scrap generated at the other divisions is sold by division sales personnel; however, the division personnel may consult with recycling division sales personnel to verify scrap market prices. We also purchase scrap in bulk for re-sale. The purchase of scrap in bulk is integral to our sales of recycled scrap because the bulk purchasing of scrap allows us to achieve better overall selling prices on our scrap sales. Recycling activities in each division are directed by management and personnel who are specific to that division. We do not track on an aggregate basis the volume, revenue and profit of the scrap sold by all of our divisions.

        Our recycling operations primarily support, and are managed as a part of, LRS. However, these operations support all of our businesses through the reclamation and supply of reconditionable metal. We are a major supplier of recyclable metal to North American steel mills and foundries. Supplies of recycling metal at our principal recycling facilities in four states are supplemented by feeder yards and other industrial recyclable metal suppliers. We also operate a number of smaller "outside" yards and mobile crews which are primarily involved in the dismantling of railcars at off-site locations. These railcars serve as an additional source of qualified components for the wheel shops and parts reconditioning shops. The distinct advantage we generate from our integrated operations is the ability to identify and retain reusable parts and components for future reconditioning. Later, when crucial customer needs arise, the availability of critical railcar components provides us a significant competitive advantage.

ETS

  Trackworks and signal

        As one of the largest providers of trackwork services in North America, we provide Class I railroads and metro transit systems with fabricated rail products such as turnouts, those parts of a turnout that allow rails to cross each other, or frogs, and switchpoints and other highly engineered transit components.

        Our trackworks business operates from facilities strategically located in the United States and Canada. Our plants in Decoursey, Kentucky (Cincinnati, Ohio area) and Sherman, Texas (north of Dallas, Texas) began operations in 1995 and 1999, respectively. We believe these plants are two of the most advanced and efficient trackworks plants in North America. These two plants and various other support facilities make us a premier provider to the North American track market. Their product capabilities range from standard track turnouts to specialty engineered transit components.

        We manufacture, install and maintain key components for highway grade crossing safety devices, and provide complete signal device assemblies and maintenance support services to railroad infrastructure across North America. We believe we have developed a reputation for our innovation and patented products in the wayside signaling area and continue to provide creative engineering and leading product enhancement to the railroad and transit industries. Our Lincoln Industries™ signal equipment is used on railroads and transit systems in the United States and Canada.

  Maintenance-of-way

        We manufacture, sell and lease new, used and remanufactured maintenance-of-way equipment to the Class I and shortline railroads, municipalities and contractors that help them manage their right-of-way construction and maintenance. We also sell vegetation management equipment to utilities and the forest management companies to allow them to maintain their right-of-way along highways and railroads, and clean vegetation around power lines. In addition to technical consulting prior to a sale, skilled technicians provide follow-up services and make field calls to support the customer and their equipment. We also offer an extensive line of replacement parts for our customers' equipment repair and maintenance requirements, with delivery available to our customers globally.

  Rail welding

        We provide welding and engineering support to the railroad industry, offering both plant operations and mobile operations. We believe our Chemetron-Railway Products™ subsidiary is widely recognized as one of the world's foremost providers of continuous welded rail. Since 1997, Chemetron has completed more than 1.5 million welds on major railroads and transit systems in the United States, Canada, Mexico and other countries utilizing our electrical flash butt rail welding technology. Welded rail provides better resistance than older rail joined together by bars, resulting in lower maintenance costs and longer life for both the rail and railcar wheels that travel upon the rails. The operational condition of any Chemetron welding system, permanent fixed plant, portable plant, or mobile can be monitored and diagnosed from Chemetron's principal administrative facility in Kansas City, Missouri.

  Relay

        Our relay operations consist of sourcing reusable rail track, which can either be reconditioned and relayed or sold as scrap or for other uses.

  Recycling

        In the ETS segment, we are involved in one type of recycling activity: generating scrap from the ongoing operations of each facility. Our ETS divisions produce residual metal from the track take-up and track salvage operations that is sold as scrap to third parties. As with the various divisions of LRS, the recycling activities within ETS are directed by management and personnel who are specific to each respective division within the ETS unit. The results of recycling activities within ETS are reflected solely in the results of each individual division within the ETS segment and on a consolidated basis by this segment.

Sales and Marketing

        Our sales and marketing staff consists of an experienced group of professionals. The sales force is active and responsive, consistently calling on customers and exploring opportunities to develop and add value to the customer's supply chain. While each sales person has his or her own particular expertise, our entire sales team works together to offer the customer a comprehensive and integrated response to all requirements. Led by this sales force, our entire organization takes the initiative to assist its customers in finding opportunities for cost savings and operational efficiencies.

Competition

        The rail services and supply industry is highly fragmented. Its many participants range from large assemblers of locomotives and freight cars to small, privately held companies. There are few large competitors with the scale, scope and competitive positioning we enjoy, and no significant competitor competes with both our LRS and ETS business units. We are an industry leader in many of our lines of business, though we are not necessarily the largest in each market. Our principal competitors differ significantly by product or service area, but include, for example, Meridian Rail LLC in wheelsets and VAE Nortrak North America Inc. in trackworks. In addition, we compete, in effect, with potential customers who are choosing between handling their own maintenance and repair services or outsourcing the work to us. Some of these customers have been subject to pressure from labor unions not to outsource to us. In at least one case, this has resulted in us generating lower revenue than we expected. We compete on the basis of price, performance, speed of delivery, quality and customer support. Competition in our industry is intense, which can negatively impact the low gross margins reflected in our results of operations.

Customers

        We have a broad customer base, which includes all of the Class I railroads, regional and shortline railroads, major North American transit systems, major railcar and locomotive builders, railcar lessors and other railcar owners. Class I railroads represent our largest customer class, comprising more than $440.0 million of our fiscal 2005 revenue. We maintain contracts with terms greater than one year with many of our customers. We estimate that more than 40% of our fiscal 2005 LRS revenue from our railroad customers and more than 60% of our fiscal 2005 ETS revenue from our railroad customers was derived from contracts with terms greater than one year. While we believe our relationships with our customers are generally good, many of our customer contracts do not require our customers to purchase anything from us and may be cancelled on short notice without penalty. Our top five customers accounted for 37% of our revenue in fiscal 2005 and our largest customer, Canadian Pacific Railroad, represented 11% of our revenue in fiscal 2005. No other customer represented more than 10% of our fiscal 2005 revenue.

Raw Materials and Suppliers

        Reconditionable component parts, which we source from our recycling operations, are a significant raw material in our business. We depend upon a supply of retired or surplus railcars and locomotives, most of which we source from our major customers. In addition, we purchase recyclable ferrous and non-ferrous steel from a variety of suppliers and newly manufactured component parts from a variety of new component manufacturers. Our relations with suppliers are good and we believe there are adequate sources for all our steel and component needs. We purchase newly manufactured wheels and bearings from a single supplier that has a dominant market share in wheel manufacturing, with no comparably sized supplier presently in operation. Although we believe it is unlikely to happen, if such supplier were unwilling or unable to meet our supply requirements or if such supplier decided to compete directly with us, our ability to operate our business could be impacted.

Employees

        As of November 30, 2005, we had 3,771 employees. Of our employees, approximately 86% are located in the United States. Approximately 16% of our employees in the United States are covered by collective bargaining agreements. Of our ten material collective bargaining agreements, two will expire in 2006 and will need to be renegotiated. We believe that our relations with our employees are good.

Properties and Facilities

        Our corporate headquarters are located in Albertville, Alabama. The following table describes the material facilities owned or leased by us and our subsidiaries as of November 30, 2005:

Location (Number of Facilities)	Status	Details	Type
Albertville, Alabama(4)	Owned	74.5 acres + office at 250,000 square feet	Administrative; Recycling; Mechanical; Manufacturing
Decatur, Alabama(1)	Leased	15 acres	Mechanical
Montgomery, Alabama(1)	Owned	50 acres + 3 buildings at 160,500 square feet	Administrative; Manufacturing
Mojave, California(1)	Leased	10 acres + 20,600 square feet	Storage; Administration
Rocklin, California(1)	Leased	91,000 square feet	Mechanical
Surrey, Canada(1)	Leased	3 acres + 3 buildings	Manufacturing; Administrative
Montreal, Canada(1)	Leased	10,000 square feet	Mechanical
Winnipeg, Canada(2)	Leased	63 acres + 597,000 square feet	Mechanical; Manufacturing
Pueblo, Colorado(1)	Owned	106 acres + 26,500 square feet	Manufacturing; Mechanical
Wildwood, Florida(1)	Owned	7 acres + 30,800 square feet	Recycling; Administrative
Jacksonville, Florida(1)	Owned	2 acres + 30,000 square feet	Manufacturing; Administrative
Patterson, Georgia(1)	Owned	19.5 acres + 3 buildings at 48,000 square feet	Manufacturing

Chicago, Illinois(1)	Owned	5.4 acres + 35,000 square feet	Manufacturing; Administrative
Granite City, Illinois(1)	Owned	10 acres + 50,000 square feet	Administrative
Charlestown, Indiana(1)	Leased	32,000 square feet	Mechanical
East Chicago, Indiana(1)	Owned	20 acres + 3 buildings at 198,000 square feet	Mechanical
Lawrence, Kansas(1)	Leased	8.5 acres + 81,000 square feet	Mechanical
Ashland, Kentucky(1)	Owned	50 acres + 3 buildings at 387,000 square feet	Recycling
Corbin, Kentucky(1)	Owned	4 acres + 3 buildings at 29,000 square feet	Mechanical; Manufacturing
Decoursey, Kentucky(1)	Owned	339 acres + 230,800 square feet	Mechanical; Manufacturing
Raceland, Kentucky(1)	Leased	7 acres	Mechanical
Louisville, Kentucky(3)	Owned/Leased	35 acres + 3 buildings at 93,600 square feet	Mechanical; Storage; Manufacturing; Administrative
Kansas City, Missouri(1)	Owned	3.6 acres + 60,800 square feet	Administrative; Mechanical
Alliance, Nebraska(1)	Owned	160 acres + 4 buildings at 67,500 square feet	Mechanical
Lincoln, Nebraska(1)	Leased	21,000 square feet	Mechanical
Northport, Nebraska(1)	Owned	220 acres + 2 buildings at 30,000 square feet	Mechanical
Sidney, Nebraska(1)	Owned	680 acres + 3 buildings at 84,000 square feet	Mechanical
Morrill, Nebraska(1)	Owned/Leased	18 acres + 89,000 square feet	Mechanical
Steelton, Pennsylvania(1)	Leased	41 acres + 18,000 square feet	Manufacturing
Columbia, South Carolina(1)*	Owned	12 acres + 20,000 square feet	Recycling
Jackson, South Carolina(1)	Owned	23 acres + 56,350 square feet	Administrative; Mechanical
Knoxville, Tennessee(1)	Leased	45,000 square feet	Mechanical
Amarillo, Texas(1)	Owned	154 acres + 133,000 square feet	Mechanical
Fort Worth, Texas(1)	Owned	5 acres + 229,800 square feet	Manufacturing; Administrative
Sherman, Texas(1)	Owned	30 acres + 135,000 square feet	Manufacturing
Waskom, Texas(1)	Owned	53 acres + 195,000 square feet	Mechanical
Roanoke, Virginia(2)	Leased	16 acres + 11,200 square feet	Mechanical
Bill, Wyoming(1)	Leased	113 acres + 42,000 square feet	Mechanical
Rock Springs, Wyoming(1)	Owned	7 acres + 19,000 square feet	Mechanical
Laramie, Wyoming(1)	Leased	150,000 square feet	Manufacturing

*
This facility has been sold subsequent to November 30, 2005.

        In certain circumstances, we operate our business on properties owned or leased by our customers. Such properties are not included in the table above. We pay our customers nominal rates for the use of such property.

Regulation

        In the course of our operations, we are subject to regulation by both state and federal agencies and other entities. In the United States, these include principally the FRA, the AAR and AREMA. The FRA is an agency within the United States Department of Transportation concerned with intermodal transportation. The AAR is a leading policy, research and technology organization focusing on the safety and productivity of rail carriers. AREMA is an organization focused on improving the design, construction and maintenance of railway infrastructure.

        The FRA promulgates, administers and enforces federal laws and regulations relating to railroad safety. These regulations govern equipment and safety standards for the construction and use of freight cars and other rail equipment used in interstate commerce.

        The AAR, an organization comprised of various rail industry organizations, promulgates a wide variety of rules and regulations governing safety, design and maintenance of equipment as well as relationships among railroads with respect to railcars in interchange and other matters. Certain of our employees are involved with various AAR committees. The AAR also certifies railcar builders, railcar maintenance shops, component manufacturers and component reconditioners that provide both new and rebuilt equipment for use in interchange service on railroads in the United States. New products as well as reconditioned products generally must undergo AAR testing and approval processes. Future changes that affect compliance costs or which prohibit or limit the use of the recyclable metal or reconditioned parts we manufacture or sell may have a material adverse effect on our financial condition and results of operations.

        AREMA promulgates guidelines with respect to track and infrastructure standards as well as maintenance practices. While AREMA's standards are not mandated, Class I railroads may base their specifications and practices on AREMA's guidelines.

        In addition, railroads are subject to comparable regulation by similar governmental and non-governmental agencies and organizations in other countries in which we operate (primarily Canada and Mexico).

        The maintenance and repair services we provide, including the reconditioning of component parts, must be performed in compliance with these strict requirements. In addition, we must maintain certain certifications, depending on the facility involved, as a component manufacturer, component reconditioner or maintenance provider for products and services we sell. If we fail to comply with requirements or maintain certain certifications, we may be subject to civil or other penalties. We believe we are in compliance in all materials respects with the regulations applicable to us.

Environmental Matters

        We are subject to a wide range of federal, state and local environmental laws and regulations, including those relating to the discharge of hazardous materials, the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes, the health and safety of our employees and the protection of the environment. These laws, regulations and permits can require the installation of pollution control equipment or operational changes to limit actual or potential impacts to the environment. Any violations of these laws or permits can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns, any of which could have a material impact on our operations or results.

        We are subject to liability for the investigation and cleanup of contamination at the properties that we currently own or operate or formerly owned or operated, properties where we provide services and at off-site locations where we arranged for the disposal of hazardous substances. We could incur liability under CERCLA or other environmental laws for all or part of the costs of any such required investigation and/or remediation, for any damages to natural resources, and related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from such properties.

        In January 2006, we entered into an Agreed Order with the Indiana Department of Environmental Management, or IDEM, pursuant to which we agreed to pay IDEM $105,000 to resolve a June 2000 Notice of Violation. The Notice of Violation concerned the failure of our East Chicago, Indiana facility to timely apply for and obtain an air permit. The failure to apply for the required air permit occurred prior to our ownership or operation of the facility. Accordingly, the former owner/operator has agreed to indemnify us for the full $105,000 payment and has paid the first required installment of $26,250.

        New laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments could require us to make significant expenditures to ensure continued compliance with applicable environmental laws.

        We believe we are in compliance with all applicable environmental laws in all material respects.

        In the merger agreement, Progress Energy has agreed to indemnify us with respect to liability arising from certain environmental matters. See "The Acquisition" for further information regarding this indemnity.

Legal Proceedings

        We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us. In the merger agreement, Progress Energy has agreed to indemnify us with respect to liability arising from litigation pending as of the closing of the Acquisition. See "The Acquisition" for further information regarding this indemnity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the name, age and position of each person who is an executive officer or director of our company.

Name	Age	Position
William P. Ainsworth	49	President, Chief Executive Officer and Director
J. Daniel Garrett	48	Senior Vice President, Chief Financial Officer and Treasurer
Howard Bush	52	Senior Vice President, Marketing and Strategic Planning
J. Duane Cantrell	55	Secretary, Vice President and General Counsel
John R. Grace	55	Senior Vice President, Corporate Services
Glen E. Lehmann	54	Senior Vice President, Locomotive and Railcar Sales and Marketing
Jackie A. Nesmith	57	Senior Vice President, Locomotive and Railcar Operations
David R. Roeder	50	Senior Vice President, Engineering and Track Services Business Unit
Lee M. Gardner	59	Non-Executive Chairman of the Board of Directors
William J. Cosgrove	60	Director(1)(2)
Jerry R. Davis	67	Director(1)(2)
Sidney H. Evans, Jr.	51	Director(1)(2)
Thomas J. Kichler	44	Director(1)
William H. Wangerin, Jr.	37	Director(2)
Gary L. Wilson	66	Director

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

        William P. Ainsworth is our President and Chief Executive Officer and serves as a member of our Board of Directors. In 1983, after several years of experience in the recyclable metal brokerage industry, Mr. Ainsworth founded Steel Processing Services, Inc., serving as its President and Chief Executive Officer. Under his guidance, Steel Processing Services emerged as a diversified recycling and railroad services company with operations in nine states. In 1993, Progress Rail purchased the operations of Steel Processing Services, along with two affiliated companies, and retained Mr. Ainsworth as President and Chief Executive Officer of Progress Rail.

        J. Daniel Garrett is our Senior Vice President, Chief Financial Officer and Treasurer. Mr. Garrett joined us on July 1, 2005. Prior to joining us, Mr. Garrett served, from 2003 to 2005, as the Chief Financial Officer of NABI Group, a manufacturer of transit buses in the United States and Europe. During his tenure with NABI Group, Mr. Garrett also served as interim Chief Executive Officer and Director of NABI Group's U.S. subsidiary, NABI, Inc. From 1986 to 2002, Mr. Garrett served in numerous financial positions, including Chief Financial Officer from 1999 to 2002, at Birmingham Steel Corporation, an Alabama steel manufacturer. In 2002, Birmingham Steel filed for voluntary protection under Chapter 11 of the federal bankruptcy laws as part of a pre-arranged plan with creditors to effect the sale of the company.

        Howard Bush is our Senior Vice President, Marketing and Strategic Planning. Mr. Bush joined Progress Rail in 2003. As Senior Vice President of Marketing and Strategic Planning, he assists Progress Rail's business units in developing their strategic business and marketing plans. In addition, he is active in developing strategic foreign supply sources for the company. Mr. Bush has worked with a number of companies within the rail supply industry, including Brenco, Inc. from 1989 to 2001 and Amsted Rail International from 2001 to 2002 where he served as President. Mr. Bush also worked with CSX Transportation for several years.

        J. Duane Cantrell is our Secretary, Vice President and General Counsel. Mr. Cantrell joined Progress Rail in 1999 and has held various positions, including corporate counsel and assistant secretary. He became General Counsel in 2001 and Secretary in 2005. Prior to joining Progress Rail, Mr. Cantrell was General Counsel from 1990 to 1999 for Dynetics, Inc., a commercial and military defense engineering company. From 1980 to 1990 Mr. Cantrell was a shareholder in a private practice law firm. Mr. Cantrell served as an Army attorney on active duty from 1976 to 1979 and retired from the United States Army Reserve in 2004.

        John R. Grace is our Senior Vice President, Corporate Services. Prior to assuming his current position, Mr. Grace was the Chief Financial Officer of Steel Processing Services from 1988 to 1993. Prior to joining Steel Processing Services, Mr. Grace worked at Ernst & Young from 1972 to 1975, primarily assisting bank holding companies in their acquisition of community banks. From 1975 to 1978, Mr. Grace was the Chief Operating Officer of the Sand Mountain Bank, an affiliate of South Trust Corporation. Beginning in 1978, he joined McGriff, Dowdy & Associates, a regional accounting firm in Northeast Alabama, where he became partner and served terms as Chairman of the Accounting and Audit Committee and its Tax Committee, and he was also elected as a member of the Management Committee.

        Glen E. Lehmann is our Senior Vice President, Locomotive and Railcar Sales and Marketing. Mr. Lehmann was promoted to his current position in 2002. Mr. Lehmann joined Steel Processing Services in 1989 as manager of sales for the Engineering and Track Services business unit. Previously, he worked as sales representative for Atlantic Track and Turnout Company and as national sales manager for Kraiburg/Hi-Rail Corporation. Mr. Lehmann has over 25 years of experience in the railroad industry.

        Jackie A. Nesmith is our Senior Vice President, Locomotive and Railcar Operations. Mr. Nesmith joined Progress Rail in 1997. Prior to joining Progress Rail, he held a variety of positions at Eaton Corporation, including plant manager of the Arab, Alabama plant and Hsin Chu, Taiwan plant. Prior to joining Eaton Corporation, Mr. Nesmith held a variety of positions at Cutler-Hammer, an electronics manufacturing company.

        David R. Roeder is our Senior Vice President, Engineering and Track Services Business Unit. Mr. Roeder joined Steel Processing Services as Manager, Rail Division in 1989. Under his leadership and management, the Steel Processing Track Services business unit was established. After the 1993 acquisition of Steel Processing Services by Progress Rail, Mr. Roeder directed the continued growth of the business unit. Prior to joining Steel Processing Services, Mr. Roeder worked at Atlantic Track and Turnout Company.

        Lee M. Gardner has been Chairman of the Board of Directors since March 2005. Mr. Gardner joined Bank One Corporation in July 2001 as a senior partner in its private equity business, One Equity Partners. Prior to joining One Equity Partners, Mr. Gardner was President and Chief Operating Officer of MascoTech. MascoTech was a supplier of engineered automotive and industrial-related products and was publicly traded on the New York Stock Exchange. The company was taken private by Heartland Industrial Partners in November 2000 and now operates as Metaldyne Corporation. From 1987 to 1992, Mr. Gardner was President of MascoTech's automotive operations. Before joining MascoTech, Mr. Gardner spent 14 years with Borg-Warner Corporation in various senior management positions.

        William J. Cosgrove has been a member of the Board of Directors of our subsidiary, Progress Rail Services Holdings, since June 2005 and of our Board since March 2006 and Chairman of the Audit Committee since June 2005. He worked for Ford Motor Company from 1972 until he retired in February 2003. Mr. Cosgrove was the Corporate Controller of Ford from 1996 until 1998. In December 1998, he was elected as a vice-president of Ford for Corporate Strategy. In August 1999, he was appointed Chief Financial Officer and Chief of Staff, Premier Automotive Group, Ford Motor Company. Mr. Cosgrove was on Ford's Policy and Strategy Committee, Product Committee and Operating Committee. Mr. Cosgrove is on the Advisory Board of X Roads Solutions Group, and

previously served on the Board of Directors of Polaroid Holding Company and the Advisory Board of Hartwell plc, a privately owned company headquartered in England.

        Jerry R. Davis has been a member of the Board of Directors of our subsidiary, Progress Rail Services Holdings, since June 2005 and of our Board since March 2006. He was Vice Chairman and President of Union Pacific Railroad and President, SP Lines until his retirement in April 1999. Mr. Davis began his career at Union Pacific before leaving in 1989 to become President of CSX Rail Transport. In 1995, he joined Southern Pacific as its President and Chief Executive Officer, where he remained until the Union Pacific / Southern Pacific merger in 1996. Mr. Davis was an Alfred P. Sloan Fellow at the Massachusetts Institute of Technology where he earned a Master of Science degree in management.

        Sidney H. Evans, Jr. has been a member of the Board of Directors of our subsidiary, Progress Rail Services Holdings, since June 2005 and of our Board since March 2006. He is Senior Vice President, Chief Financial Officer and Treasurer of Howard University, Washington, DC. From 1997 to 2005, Mr. Evans served as Vice President for Business and Finance of Dillard University, New Orleans, Louisiana. Prior to joining Dillard University in 1997, Mr. Evans served as the Chief Financial Officer to the District of Columbia Government Metropolitan Police Department and Director of Financial Analysis and Budget for Howard University, Washington, D.C. Mr. Evans received a B.A. in Economics from the University of North Carolina, Chapel Hill, North Carolina in 1977 and an M.B.A. in Finance, from University of Pittsburgh, Pennsylvania in 1978. Mr. Evans is President Pro Tem of the New Orleans Sewerage and Water Board and Chairman of the Pension Committee for the New Orleans Sewerage and Water Board. He is also a director at New Orleans Board of Liquidation, City Debt, Deerfield Academy, and Louise S. McGehee School Executive Committee of the Board of Directors.

        Thomas J. Kichler has been a member of the Board of Directors since March 2005. Mr. Kichler became a partner at One Equity Partners in 2002. Prior to joining One Equity Partners, Mr. Kichler was a Managing Director at Salomon Smith Barney (Citigroup). Mr. Kichler is Chairman of the Board of LBC Holdings and a director of Columbian Chemicals Holdings.

        William H. Wangerin, Jr. has been a member of the Board of Directors since March 2005. Mr. Wangerin became a partner at One Equity Partners in 2001. Prior to joining One Equity Partners, Mr. Wangerin worked for Goldman, Sachs & Co., Sam Zell's Eagle Industries and Hidden Creek Industries. Directly prior to joining One Equity Partners, he managed his family's dairy business and sold it to Schreiber Foods. Mr. Wangerin graduated with a B.S. in Finance from Miami University in Ohio and received his M.B.A. from the Harvard Business School. Mr. Wangerin is a director of LBC Holdings.

        Gary L. Wilson has been a member of the Board of Directors of our subsidiary, Progress Rail Services Holdings, since October 2005 and of our Board since March 2006. Mr. Wilson has served as chairman of the Board of Directors for Northwest Airlines since 1997, and served as co-chairman from 1991 to 1997. Mr. Wilson joined the Walt Disney Company in 1985 and served as executive vice president and chief financial officer until 1990. Mr. Wilson also served in executive positions at Marriott Corporation and Trans-Philippines Investment Corporation. Mr. Wilson has a bachelor's degree from Duke University and an M.B.A. from Wharton Graduate School. Mr. Wilson also serves on the Board of Trustees at Duke University and The Keck School of Medicine at The University of Southern California, and he is a member of the Board Directors of the National Collegiate Athletic Association Leadership Advisory Board. He is a director of the Walt Disney Company, Yahoo! Inc. and CB Richard Ellis Group, Inc.

        Certain members of our Board of Directors were elected as designees of investors that had contractual rights to nominate a director under the terms of the Stockholders' Agreement, as amended and restated. See "Certain Related Party Transactions." Messrs. Gardner, Kichler and Wangerin were designated by One Equity Partners. Mr. Wilson was designated by Wilson Progress Rail LLC. The rights of the investors to nominate one or more designees will terminate upon completion of this offering; however, we intend for each of these directors to continue to serve on our Board of Directors.

        Northwest Airlines, of which Gary L. Wilson is Chairman, filed for voluntary bankruptcy under Chapter 11 of the federal bankruptcy laws in September 2005. Mr. Wilson and other Northwest Airlines directors have been named as defendants in three shareholder lawsuits that have been filed since the bankruptcy filing.

Committees of the Board of Directors

        Our Board of Directors has established a standing audit committee and a compensation committee.

        Audit Committee.    Our audit committee consists of Messrs. Cosgrove (Chair), Davis, Evans, Jr. and Wangerin. The functions of the audit committee include oversight of the integrity of our financial statements, internal audit and the performance, qualifications and independence of our independent registered public accountanting firm. Our audit committee is directly responsible for the appointment of any independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work. Our audit committee is also responsible for the retention, compensation, evaluation, termination and oversight of our independent registered public accounting firm.

        Our Board of Directors has determined that Mr. Cosgrove qualifies as an "audit committee financial expert" as defined by the applicable regulations of the Commission and that he is "independent" as defined by the listing standards of the New York Stock Exchange and the applicable regulations of the Commission.

        Compensation Committee.    Our compensation committee consists of Messrs. Kichler (Chair), Cosgrove, Davis and Evans, Jr. The functions of the compensation committee include establishing and periodically reviewing the compensation philosophy and the adequacy of compensation plans and programs for executive officers and other employees, establishing compensation arrangements and incentive goals for executive officers and administering compensation plans; and reviewing the performance of the executive officers, awarding incentive compensation and adjusting compensation arrangements as appropriate based upon performance.

        Nominating and Governance Committee.    Upon completion of this offering, our board intends to form a nominating and governance committee in compliance with New York Stock Exchange rules.

Code of Ethics

        Our Board of Directors has established a Code of Ethics that applies to all directors and employees.

Compensation of Directors

        Messrs. Cosgrove, Davis and Evans are each paid $3,500 for each board meeting that they attend in person. Each such independent director has purchased restricted shares of our common stock on the following terms:

  •
  each such independent director is offered the opportunity to purchase shares of common stock representing 0.125% of our total capital stock;

  •
  such shares shall vest over five years, with shares representing 20% of the initial purchase vesting on each of the first five anniversaries of the purchase date; and

  •
  all restricted shares shall immediately vest upon the occurrence of a change in control (as defined in the Indenture governing the notes.)

        Each member of the audit committee and the compensation committee who is not affiliated with One Equity Partners is paid $1,000 for each committee meeting that he or she attends in person, and additionally the Chairperson of the audit committee is paid an additional $2,000 for each committee meeting he or she attends in person, payable at the conclusion of such meeting, and an annual stipend of $5,000, payable quarterly in arrears.

Management Equity Investment

        In connection with the Acquisition, our management purchased approximately 11% of our common stock. Such equity investment took the form of restricted stock that vests ratably over five years. If our relationship with a member of management holding such restricted stock is terminated, we will have the right to repurchase (1) the unvested portion of the restricted stock at the lower of the initial purchase price or the then fair market value, (2) the vested portion of the restricted stock at the then fair market value or (3) under certain circumstances, the vested portion of the restricted stock at the lower of the initial purchase price or the then fair market value. All shares will vest upon completion of this offering. Shares were acquired from both One Equity Partners and us. See "Principal Shareholders."

Employee Bonuses

        In connection with the completion of the Acquisition, certain members of our management received bonus payments totaling $4.4 million. These payments were made to 31 of our employees by Progress Fuels pursuant to the Progress Rail Services Corporation Change in Control Retention Plan.

Equity Compensation Plan

        Prior to the completion of this offering, we will adopt our 2006 Equity Compensation Plan, which we refer to as the Plan. The Plan generally is to be administered by the compensation committee of our Board of Directors, except that the full Board of Directors may act at any time to administer the plan, and authority to administer any aspect of the Plan may be delegated to an executive officer or any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and further provides the plan administrator the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, are to be determined by the plan administrator and set forth in a written award agreement with the participant.

        The aggregate number of shares of our common stock that may be issued under the Plan cannot exceed 10% of the number of shares of our common stock that we anticipate will be issued and outstanding immediately after the completion of this offering. Shares issued under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value), cancelled or have expired, will not be treated as having been issued for purposes of the preceding sentence.

Severance and Noncompetition Agreements

        We have in place severance and noncompetition agreements with our senior management team, which are set out in the agreements pursuant to which they acquired shares of our common stock. Under these agreements, if a member of our senior management team is terminated by us without cause, or resigns for good reason, he or she will receive the sum of his or her base salary plus his or her average annual bonus paid over the last two fiscal years, provided, however, that Mr. Ainsworth is entitled to receive 2.5 times such sum (and, if he is terminated before March 24, 2007, his average annual bonus will be treated as no less than 50% of his base salary). These amounts are payable in 12 (30 in the case of Mr. Ainsworth) monthly installments but the amount of any unpaid installments are paid in a lump sum upon a sale of the company. Severance pay is conditioned upon the execution of a mutual release of claims.

        No severance is payable upon termination for cause, death, disability, resignation without good reason, or if, following termination of employment, the employee breaches his or her agreement not to disclose confidential information, compete against us, or solicits our employees or customers. Under the agreements, the employee may not compete against us or solicit our employees or customers for a period of 12 (30 in the case of Mr. Ainsworth) months following a severance-triggering termination of employment. If employment terminates under circumstances that do not entitle the employee to severance, we may choose to pay the severance, in which case the employee will be obligated not to compete against us or solicit our employees or customers for the period described in the preceding sentence.

        Each of these agreements entitle the employee to a tax gross-up payment to make the employee whole for any excise taxes incurred under Section 280G of the Internal Revenue Code if we were to undergo a change in control, as defined by Section 280G.

Executive Compensation

        The following Summary Compensation Table sets forth certain information for the year ended November 30, 2005 concerning the cash and non-cash compensation earned by or awarded to our Chief Executive Officer and our four other most highly compensated executive officers. Certain perquisites that do not exceed 10% of the named individual's salary are excluded.

Name and Principal Position	Salary	Bonus	All Other Compensation(1)
William P. Ainsworth President and Chief Executive Officer	$408,753	$287,112	$614,578
John R. Grace Senior Vice President, Corporate Services	$181,219	$127,653	$330,479
Glen E. Lehmann Senior Vice President, Locomotive and Railcar Sales and Marketing	$173,212	$121,413	$323,698
Jackie A. Nesmith Senior Vice President, Locomotive and Railcar Operations	$192,545	$136,357	$341,843
David R. Roeder Senior Vice President, Engineering and Track Services Business Unit	$213,108	$150,383	$362,476

(1)
Includes all other annual compensation not properly categorized as salary or bonus. Amounts include retention bonus provided by Progress Energy. All other compensation consists of retention bonuses paid to Mr. Ainsworth, Mr. Grace, Mr. Lehmann, Mr. Nesmith, and Mr. Roeder upon completion of the Acquisition.

CERTAIN RELATED PARTY TRANSACTIONS

        The following contains summaries of certain agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Management Agreements

        We have entered into a management agreement, dated March 24, 2005, with One Equity Partners pursuant to which One Equity Partners provides management, advice and related services. We will pay One Equity Partners approximately $770,000 per annum plus reimbursement of expenses. One Equity Partners may arrange for, and coordinate services of, other professionals, experts and consultants in connection with the provision of the services under the management agreement. One Equity Partners will not receive any compensation in connection with certain of its members serving as our directors, but it may receive fees in connection with its role in specific transactions in the future. Upon the closing of the Acquisition, One Equity Partners received a transaction fee of $4.0 million (of which $973,000 was paid to Alfred D. Boyer subsequent to his investment in us).

        We have also entered into a management agreement, dated September 1, 2005, with Gary L. Wilson, Alfred D. Boyer and Robert Day, three of our stockholders, with respect to One Equity Partners' right under its management agreement with us to arrange for, and coordinate services of, other professionals, experts and consultants. Under this agreement, Alfred D. Boyer will receive management fees of approximately $230,000 per annum and a pro rata share of any transaction fees that we agree to pay One Equity Partners in the future.

Initial Offering of the Notes and Senior Secured Credit Facility

        One Equity Partners, which owns a majority of our Common Stock, is an affiliate of J.P. Morgan Securities Inc., one of the underwriters of this offering, one of the placement agents of the initial offering of $200.0 million of notes that we sold at the time of the Acquisition and the lead arranger of, and an affiliate of a lender under, our senior secured credit facility.

Stockholders' Agreement

        In connection with the consummation of the Acquisition, we entered into a Stockholders' Agreement, dated as of March 24, 2005, with One Equity Partners, affiliates of One Equity Partners and certain other investors who acquire equity securities. The Stockholders' Agreement was amended and restated as of September 1, 2005 in connection with the purchase of the equity interests by Gary L. Wilson, Alfred D. Boyer and Robert Day.

        Pursuant to the Stockholders' Agreement, One Equity Partners has appointed three directors to our Board of Directors: Messrs. Gardner, Kichler and Wangerin. Gary L. Wilson also serves on our Board pursuant to the terms of this agreement.

        The Stockholders' Agreement prohibits transfers of our securities except in the following situations:

  •
  to certain "Permitted Transferees,"

  •
  in a registered public offering,

  •
  pursuant to certain "Drag-Along Rights" that would require stockholders to sell all or part of their equity interest in us to third parties along with certain sales by One Equity Partners Stockholders (as defined in the Stockholders' Agreement) and on the same terms, and subject to the same conditions, as such sales, and

  •
  pursuant to certain "Rights of Inclusion" that would require a stockholder of One Equity Partners wishing to sell all or part of its equity interest in us to include shares of such stockholders, at their option, in the event of a sale to a third party.

        The Stockholders' Agreement will also restrict transfers of securities to our competitors or any of our subsidiaries, except pursuant to a sale of us or pursuant to the "Rights of Inclusion" provisions.

        Upon the consummation of this offering the Stockholders' Agreement will terminate, except for certain holdback and noncompete obligations, which do not terminate until the end of the 180-day period beginning on the effective date of this offering.

Redemption of Series A Participating Preferred Stock

        Upon the completion of this offering, the holders of our Series A Participating Preferred Stock will have the right under the terms of such stock, exercisable by a majority vote, to require us to redeem all of the preferred stock. We expect the holders to exercise this right, and we intend to use a portion of the net proceeds of this offering to pay the redemption price. See "Description of Capital Stock—Series A Participating Preferred Stock."

        Our Series A Participating Preferred Stock is held by substantially all of the holders of our common stock, primarily One Equity Partners and Wilson Progress Rail LLC. One Equity Partners is an affiliate of J.P. Morgan Securities, Inc., one of the underwriters of this offering. Wilson Progress Rail LLC is controlled by Gary Wilson, a member of our board of directors.

        See "Principal Stockholders" for a table showing the ownership of the Series A Participating Preferred Stock by each person known by us to beneficially own 5% or more of the stock, each member of our board of directors, each of our named executive offers and all directors and executive officers as a group. In addition, other employees own in the aggregate 31,100 shares of the Series A Participating Preferred Stock. Upon redemption of the Series A Participating Preferred Stock, our directors, officers and other employees will receive approximately $            (assuming an initial public offering price of $            , the midpoint of the range on the cover of this prospectus).

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of            , certain information regarding the beneficial ownership of our common and preferred stock by:

  •
  each person known by us to beneficially own 5% or more of our common stock or our Series A Participating Preferred Stock;

  •
  each member of our board of directors;

  •
  each of our named executive officers; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

        For the purposes of this section, shares of our common stock have not been adjusted to reflect the      -for-one stock split that will be effected immediately prior to the completion of this offering. The information below is based on 13,362,133 shares of our common stock and approximately 1,479,245 shares of our Series A Participating Preferred Stock outstanding as of November 30, 2005.

        On March 24, 2005, we sold to One Equity Partners, its affiliated funds and individuals affiliated with One Equity Partners, 10,000,000 shares of our common stock at $1.00 per share and 1,111,112 shares of our Series A Participating Preferred Stock at $81.00 per share.

        Subsequently, members of management purchased 1,110,000 shares of our common stock at $1.00 per share from One Equity Partners.

        On September 1, 2005, we sold equity interests to Gary L. Wilson, Alfred D. Boyer and Robert Day. Gary L. Wilson purchased 769,125 shares of our common stock at $1.00 per share and 97,222 shares of our Series A Participating Preferred Stock at $81.00 per share. Alfred D. Boyer purchased 109,875 shares of our common stock at $1.00 per share and 13,889 shares of our Series A Participating Preferred Stock at $81.00 per share. Robert Day purchased 1,758,000 shares of our common stock at $1.00 per share and 222,222 shares of our Series A Participating Preferred Stock at $81.00 per share. Pursuant to the Stockholders' Agreement that was amended and restated as of September 1, 2005 in connection with these purchases of equity interests, Gary L. Wilson has been appointed to our Board of Directors.

        From September 27, 2005 to November 28, 2005, we sold to members of management an aggregate of 676,200 shares of our common stock at $1.00 per share and 34,800 shares of our Series A Participating Preferred Stock at $81.00 per share.

        In October 2005, we sold an aggregate of 48,933 shares of common stock, at $1.00 per share, to William J. Cosgrove, Jerry R. Davis and Sidney H. Evans, Jr., members of our Board of Directors.

        As of November 30, 2005, there were 75 holders of our common stock and 63 holders of our Series A Participating Preferred Stock.

        Unless otherwise indicated, the address of each person named in the table below is c/o Progress Rail Services, Inc., 1600 Progress Drive, Albertville, Alabama 35950.

	Common Stock
		Percent of Common Stock
					Series A Participating Preferred Stock(1)
			After Offering, Assuming Over-allotment Option is Not Exercised	After Offering, Assuming Over-allotment Option is Exercised in Full
Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering	Prior to Offering			Shares Beneficially Owned Prior to Offering	Percent of Preferred Prior to Offering
One Equity Partners(2)	7,810,500	58.6%			1,002,279	67.8%
Gary L. Wilson(3)	769,125	5.8%			97,222	6.6%
Robert Day(4)	1,758,000	13.2%			222,222	15.0%
William P. Ainsworth	273,800	2.1%			3,700	*
William J. Cosgrove	16,311	*			0	n/a
Jerry R. Davis	16,311	*			0	n/a
Sidney H. Evans, Jr.	16,311	*			0	n/a
Lee M. Gardner(2)	7,940,500	59.6%			1,002,279	67.8%
John R. Grace	135,000	1.0%			556	*
Thomas J. Kichler(2)	7,835,500	58.8%			1,005,057	68.0%
Jackie A. Nesmith	150,000	1.1%			2,222	*
David R. Roeder	162,200	1.2%			3,578	*
William M. Wangerin(2)	7,815,000	58.6%			1,002,835	67.8%
All directors and executive officers as a group (15 persons)	9,927,358	74.5%			1,124,035	78.7%

*
Less than 1% of outstanding stock.

(1)
All shares of Series A Participating Preferred Stock became redeemable, at the election of a majority, upon the consummation of this offering, and we expect the holders will elect to have their shares redeemed. We intend to use the proceeds of this offering to pay the redemption price.

(2)
Includes 13,392 shares of common stock and 1,488 shares of Series A Participating Preferred Stock owned by OEP Coinvestors LLC, 2,632,346 shares of common stock and 337,872 shares of Series A Participating Preferred Stock owned by One Equity Partners LLC and 5,164,763 shares of common stock and 662,918 shares of Series A Participating Preferred Stock owned by One Equity Partners II, L.P. The address for One Equity Partners LLC is One Bank One Plaza, 14th Floor, Chicago, Illinois 60670-0610. By virtue of their affiliation with One Equity Partners, Messrs. Gardner, Kichler and Wangerin may be deemed to have beneficial ownership of these shares. In addition, 28 partners and employees of One Equity Partners hold 939,499 shares of our common stock and 104,389 shares of our Series A Participating Preferred Stock. None of these individuals beneficially owns more than 1% of our common stock or our Series A Participating Preferred Stock.

(3)
Consists of shares of common and preferred stock owned by Wilson Progress Rail LLC. The address for Gary L. Wilson is 300 N. Delfern Drive, Los Angeles, California 90077.

(4)
Consists of shares of common stock and preferred stock owned by PRS Investments LP. The address for Robert Day is c/o Trust Company of the West, 865 South Figueroa St., Los Angeles, California.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

Summary

        In connection with the Acquisition, we entered into a five-year senior secured revolving credit facility with General Electric Capital Corporation as U.S. Administrative Agent; GE Canada Finance Holding Company as Canadian Administrative Agent; J.P. Morgan Securities Inc. as Sole Bookrunner, Sole Lead Arranger and Syndication Agent; and Wachovia Bank, National Association, National City Bank and Bank of America, N.A. as Co-Documentation Agents, and a syndicate of lenders, in an amount of up to $220.0 million. We and each of our existing and future domestic subsidiaries (other than our one less-than-wholly owned subsidiary) are a co-borrower under the facility. The proceeds from our senior secured credit facility were used to finance, in part, the Acquisition and certain related costs and expenses. A portion of our senior secured credit facility not in excess of $30.0 is available for the issuance of letters of credit and a portion of this credit facility not in excess of $25.0 million will be available for swing line loans. A copy of the credit agreement is filed as an exhibit to the registration statement to which this prospectus is a part.

        Our senior secured credit facility includes a Canadian dollar denominated subfacility (up to a maximum aggregate amount of $20.0 million) under which each of our Canadian subsidiaries is a co-borrower. We and each of our domestic subsidiaries (other than our one less-than-wholly owned subsidiary) guarantee the obligations of our Canadian subsidiaries under this subfacility. The Canadian subsidiaries do not guarantee and are not otherwise obligated with respect to borrowings under our senior secured credit facility by us or our domestic subsidiaries. Proceeds of borrowings under the Canadian subfacility were not used to finance the Acquisition.

Collateral

        The loans are collateralized by a perfected first priority security interest in all of our and our existing and future domestic subsidiaries' tangible and intangible property and assets, including 100% of our outstanding capital stock, 100% of the outstanding capital stock of each of our existing and future domestic subsidiaries and 65% of the outstanding capital stock of each of our existing and future first tier foreign subsidiaries. In addition, the loans under our Canadian dollar denominated subfacility are secured by a perfected first priority security interest in the Canadian subsidiaries' tangible and intangible property and assets.

Interest Rates and Fees

        The interest rates under our senior secured credit facility are calculated at our option at either the base rate or the Eurodollar rate, plus, in each case, a margin. With respect to base rate loans, interest is payable quarterly in arrears on the last business day of each fiscal quarter. With respect to loans bearing interest at a London interbank offered rate, or Eurodollar loans, interest is payable at the end of each interest period and, in any event, at least every three months for interest periods longer than three months.

        For each letter of credit we issue, we are required to pay (i) a per annum participation fee equal to the margin over the Eurodollar rate for the credit facility from time to time in effect plus (ii) a per annum fronting fee equal to 0.25% on the aggregate outstanding stated amounts of such letters of credit plus (iii)  customary administrative charges.

        We also pay a commitment fee equal to 0.375% per annum on the unutilized portion of our senior secured credit facility.

Prepayments

  Mandatory Prepayments

        We are required to prepay outstanding loans with the proceeds of asset sales or other dispositions, debt and equity issuances and other extraordinary cash receipts. We are also required to prepay the aggregate amount of outstanding loans and undrawn or drawn and unreimbursed letters of credit in excess of our total commitment or borrowing base then in effect.

  Voluntary Prepayments

        Revolving loans may be prepaid at any time without premium or penalty, other than breakage costs, if applicable. Commitments under our senior secured credit facility may be reduced or terminated upon at least three business days' notice, subject to a fee of 2% of the amount of reduction of the commitment in the first year of our senior secured credit facility and 1% in the second year of our senior secured credit facility.

Covenants

        Our senior secured credit facility contains certain customary covenants that restrict our ability to, among other things:

  •
  declare dividends;

  •
  prepay, redeem or purchase debt;

  •
  incur liens and engage in sale-leaseback transactions;

  •
  make loans and investments;

  •
  incur additional indebtedness;

  •
  amend or otherwise alter debt and other material agreements;

  •
  make capital expenditures;

  •
  engage in mergers, acquisitions and asset sales;

  •
  transact with affiliates; and

  •
  engage in businesses that are not related to our existing business.

        Our senior secured credit facility is not subject to any financial covenants so long as our availability thereunder does not fall below $35.0 million for a period of five consecutive business days. Thereafter, we will be required to maintain a fixed charges coverage ratio, as defined in our senior secured credit facility, of not less than 1.15x.

Events of Default

        Events of default, which are subject to customary grace periods and exceptions, where appropriate, as defined under our senior secured credit facility include, but are not limited to:

  •
  our failure to pay principal or interest when due;

  •
  our material breach of any representation or warranty;

  •
  violation of covenants;

  •
  default on certain other debt;

  •
  failure to pay certain judgments;

  •
  events of bankruptcy; and

  •
  a change of control.

Maturity

        Our senior secured credit facility will mature on March 24, 2010, the fifth anniversary of the consummation of the Acquisition.

7 3/4% Senior Unsecured Notes due 2012

General

        In March 2005, Progress Rail and Progress Metal, as co-issuers, issued 7 3/4% senior unsecured notes that mature on April 1, 2012 in an aggregate principal amount of $200.0 million in a private transaction not subject to the registration requirements under the Securities Act. The net proceeds from that financing were used to finance the Acquisition and pay related fees and expenses.

Guarantees

        The notes are guaranteed, on a senior unsecured basis, by our subsidiary Progress Rail Services Holdings Corp. and each of the co-issuers' direct and indirect wholly-owned domestic subsidiaries.

Ranking

        The notes are general unsecured obligations of the co-issuers that rank equally in right of payment with all of the co-issuers' existing and future senior unsecured debt and senior in right of payment to all of our subordinated debt. They are effectively subordinated in right of payment to all of the co-issuers' existing and future secured debt to the extent of the value of the assets securing such debt, including obligations under our senior secured credit facility, and are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

Optional Redemption

        At any time prior to April 1, 2008, the co-issuers may redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including any additional notes issued after the issue date) at a redemption price of 107.750% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more sales of capital stock of Progress Rail Services, Inc.; provided that:

  •
  at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by us and our subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

  •
  notice of any such redemption is mailed within 90 days of each such sale of capital stock.

        As described under "Use of Proceeds," we intend to exercise this right of redemption upon completion of this offering and intend to use a portion of the net proceeds to pay the redemption price. The notes were sold to the holders by the co-issuers at par (100%). The trustee under the indenture governing the notes will select the appropriate method of selecting the notes for redemption, which we expect will approximate a pro rata redemption.

        At any time prior to April 1, 2008, the co-issuers may redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus the applicable premium (an amount intended to approximate a "make-whole" price based on the price of a U.S. treasury security plus 50 basis points) as of, and accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date.

        Except pursuant to the preceding paragraphs, the notes will not be redeemable at the co-issuers' option prior to April 1, 2008. We are not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the indenture.

        On or after April 1, 2008, the issuers may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the notes to be redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on April 1 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	107.750%
2009	103.875%
2010	101.938%
2011 and thereafter	100.000%

Change of Control

        In the event of a change of control, which is defined in the indenture governing the notes, each holder of the notes will have the right to require the co-issuers to repurchase all or any part of such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Covenants

        The indenture governing the notes contains certain covenants that, among other things, limit the ability of the co-issuers, the guarantors and some of our subsidiaries to:

  •
  incur additional debt or issue certain preferred shares;

  •
  pay dividends on or make distributions in respect of our or any of our restricted subsidiaries' capital stock or make other restricted payments;

  •
  make certain investments;

  •
  sell certain assets;

  •
  create liens on certain debt without securing the notes;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into certain transactions with our affiliates; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

Events of Default

        The indenture governing the notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such notes to become or to be declared to be due and payable.

        As of November 30, 2005, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the notes.

Exchange Offer

        The co-issuers are obligated to use their reasonable efforts to register the notes under the Securities Act and consummate an exchange offer no later than September 20, 2005. Given that the co-issuers have not yet completed a registered exchange offer, the annual interest on the notes has increased to 8.25% per annum and will increase by a further 0.25% on March 20, 2006 and June 18, 2006, up to a maximum of 8.75% until such registered exchange offer is completed.

DESCRIPTION OF CAPITAL STOCK

        We intend to amend and restate our certificate of incorporation and our by-laws in connection with the completion of this offering. The following is a summary description of our capital stock giving effect to such amendment. The information contained herein is subject to, and qualified in its entirety by, the detailed provisions of our amended and restated certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement to which this prospectus is a part.

        Under our amended and restated certificate of incorporation, we have the authority to issue 100,000,000 shares of common stock, par value $0.01 per share, or the common stock, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 2,000,000 shares have been designated as Series A Participating Preferred Stock.

Common Stock

        Holders of shares of common stock are entitled to one vote per share in the election of directors and all other matters submitted to a vote of stockholders.

        Holders of shares of common stock are entitled to receive ratably any dividends from funds legally available therefor, when, as and if declared by our board of directors. The common stock is junior in right of payment of dividends to the Series A Participating Preferred Stock.

        Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in all of our assets available for distribution. The common stock is junior in right of payment of liquidation and other distributions preferences to the preferred stock.

Series A Participating Preferred Stock

        Holders of shares of the Series A Participating Preferred Stock will have no voting rights except as required by law or as provided below.

        The Series A Participating Preferred Stock will be senior in right of payment of dividends, other distributions and liquidation preferences to the common stock.

        Dividends on the Series A Participating Preferred Stock are to be cumulative and payable quarterly commencing on April 30, 2005 to the extent declared and will accrue at the rate of 8% per annum, referred to as the fixed dividends. Fixed dividends will be accumulating and will accrue from the date the Series A Participating Preferred Stock is first issued whether or not the dividends have been declared and whether or not we have earnings and profits. No dividends or distributions, whether in cash, stock or other property, may be paid, declared or set aside for payment on securities with junior rights, including the common stock, unless:

  •
  the full amount of unpaid fixed dividends accrued on the Series A Participating Preferred Stock have been paid in full;

  •
  the Series A Participating Preferred Stock is paid a dividend contemporaneously in an amount equal to the dividend or distribution paid with respect to any common stock, referred to as a participating dividend; and

  •
  if we are required to redeem the Series A Participating Preferred Stock, we have paid the redemption price in full, other than:

  •
  purchases of common stock pursuant to the terms of certain Restricted Stock Purchase Agreements and any other agreement entered into with the consent of the holders of a majority of the outstanding shares of Series A Participating Preferred Stock; and

  •
  dividends payable in additional shares of junior securities on any series of junior securities.

        Upon our liquidation, dissolution or other winding up, the holders of the Series A Participating Preferred Stock will be entitled to a liquidation preference equal to $81 per share plus all accrued and unpaid fixed dividends. After payment of such liquidation preference is made in full, our assets will be ratably distributed among the holders of the common stock and Series A Participating Preferred Stock, with the amount per share to be distributed with respect to the Series A Participating Preferred Stock, referred to as the liquidation participation. A consolidation, merger or other business combination or a sale of all or substantially all of our assets on a consolidated basis will be deemed a liquidation entitling the holders of Series A Participating Preferred Stock to their liquidation preference and liquidation participation. However, a consolidation, merger or other business combination will not be deemed a liquidation entitling the holders of Series A Participating Preferred Stock to their liquidation preference and liquidation participation if:

  •
  after such transaction a majority of the ownership interest of the resulting, surviving or transferee entity is held by the holders of the shares of our common stock immediately prior to the transaction and

  •
  the transaction does not amend, alter or repeal any provision of, or add any provision to, our certificate of incorporation or by-laws in a manner that would alter the preferences, rights, privileges or powers, or restrictions provided for the benefit of, the Series A Participating Preferred Stock.

If our assets are insufficient to allow payment of the full liquidation preference to each holder of Series A Participating Preferred Stock, our assets remaining after the distribution to holders of our securities with senior rights will be distributed to holders of shares of Series A Participating Preferred Stock and any parity securities in proportion to the full amounts to which they would otherwise be respectively entitled to receive prior to the payment of amounts to any junior securities if all amounts on their Series A Participating Preferred Stock and any parity securities were paid in full.

        We must redeem all Series A Participating Preferred Stock upon the request of holders of a majority of the Series A Participating Preferred Stock, upon:

  •
  a sale of all or substantially all of our assets on a consolidated basis or any liquidation, dissolution or winding up of our company; or

  •
  an underwritten public offering of common stock registered under the Securities Act that results in gross proceeds to us greater than $90.0 million.

        The redemption price per share will be the sum of the per share liquidation preference, the liquidation participation and any declared but unpaid participating dividends. The liquidation participation will be determined by mutual agreement between a majority of the independent members of our board of directors and the holders of a majority of our Series A Participating Preferred Stock. The holders of a majority of our Series A Participating Preferred Stock may also elect to have the liquidation participation determined by a valuation firm.

        If, on the date of redemption, there are insufficient funds legally available to redeem the Series A Participating Preferred Stock, the funds that are legally available will be applied to the redemption of the Series A Participating Preferred Stock. Thereafter, funds that become legally available to apply to the redemption of the Series A Participating Preferred Stock will be immediately applied thereto until our redemption obligation has been paid in full.

        The consent of holders of a majority of all outstanding shares of Series A Participating Preferred Stock is required for us to:

  •
  issue or permit any subsidiary to issue any debt securities or any capital stock, subject to certain exceptions;

  •
  amend, alter or repeal any of the provisions of our certificate of incorporation so as to affect adversely the preferences, special rights or powers of the Series A Participating Preferred Stock or to increase or decrease the aggregate number of authorized shares of the Series A Participating Preferred Stock, or increase or decrease the par value of the Series A Participating Preferred Stock;

  •
  consummate a sale of our company or an underwritten public offering of common stock registered under the Securities Act;

  •
  declare or make payment of any dividend or distribution of any securities with junior or equivalent rights other than dividends payable in additional shares of securities with junior rights on any series of securities with junior rights;

  •
  dissolve, liquidate or wind-up, or permit any subsidiary to dissolve, liquidate or wind-up, or file (or permit any subsidiary to file) a voluntary petition in bankruptcy or voluntary procedure for reorganization; or

  •
  acquire (or permit any subsidiary to acquire) any business or assets in one or more series of transactions having a value in excess of $25.0 million.

Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

"Blank Check" Preferred Stock

        Our Board of Directors is authorized to determine the rights, preferences, privileges and restrictions on unissued series of preferred stock, without any vote or action by our stockholders. Our Board of Directors can authorize and issue shares of authorized but unissued preferred stock.

No Cumulative Voting

        The Delaware General Corporation Law, referred to as DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Calling of Special Meetings of Stockholders

        Our amended and restated bylaws provide that special meetings of our stockholders may be called at any time by the board of directors or a committee of the board of directors which has been designated by the board of directors.

Stockholder Action by Written Consent

        Our amended and restated certificate of incorporation does not permit stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL (unlawful dividends); or

  •
  for transactions from which the director derived improper personal benefit.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute

        We have opted out of Section 203 of the DGCL which prohibits, subject to specified exceptions, a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts.

Transfer Agent and Registrar

                    will be the transfer agent and registrar for our common stock.

Listing

        We intend to apply to list our common stock on the New York Stock Exchange under the symbol "            ."

Authorized but Unissued Capital Stock

        The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.

        These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

        Upon completion of this offering, we expect to have                        outstanding shares of common stock, excluding shares that may be issued to the underwriters upon exercise of their over-allotment option.

        The            shares of common stock being sold in this offering (or            shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act, or sold in accordance with Rule 144 thereunder.

Lock-Up Agreements

        We, our directors, our executive officers and certain of our existing stockholders will enter into lock-up agreements with Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc., as the representatives of the underwriters. See "Underwriters".

Eligibility of Restricted Shares for Sale in the Public Market

Rule 144

        In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

  •
  1% of the then outstanding shares of our common stock, or approximately            shares immediately after this offering; or

  •
  the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

        Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

Rule 144(k)

        A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

CERTAIN UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following discussion is a summary of certain United States federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by non-U.S. holders (as defined below). Except where otherwise noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        As used herein, a "non-U.S. holder" means a beneficial owner of our common stock (other than an entity that is treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to holders that are subject to special treatment under the United States federal income tax laws (including holders that are dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, cooperatives, persons holding common stock as part of hedging, integrated, conversion or constructive sale transactions or straddles, traders in securities that elect to use the mark-to-market method of accounting for securities holdings, persons liable for alternative minimum tax, United States expatriates, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid United States federal income tax or investors in partnerships or other pass-through entities). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If an entity that is treated as a partnership for United States federal income tax purposes holds our common stock, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of such entity. If you are a partner in such an entity, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the holding and disposing of the common stock, as well as the consequences to you arising under any state, local or non-U.S. tax laws.

Dividends

        If distributions are paid on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder's adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. See "—Gain on Disposition of Common Stock." Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment (or, for an individual, a fixed base) of the non-U.S. holder) are not subject to the withholding tax, provided that certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate to reduce the rate of withholding on dividends on shares of our common stock and to avoid backup withholding, as discussed below, for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code. In the case of shares of common stock held through a foreign intermediary (other than a "qualified intermediary"), the intermediary generally must provide an Internal Revenue Service Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund or federal income tax return with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment (or, for an individual, a fixed base) of the non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder's holding period in the common stock and, if, as we anticipate, our common stock is regularly traded on an established securities market following the offering, either (i) the non-U.S. holder beneficially owns, or has at any time during the five-year period preceding such disposition, beneficially owned, more than 5% of the total fair market value of our common stock or (ii) our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its interests in United States real property (including shares that it owns in corporations that are or within a specified period have been United States real property holding corporations) equals or exceeds fifty percent of the total value of its interests in real property, shares in corporations that are or within a specified period have been United States real property holding corporations and other assets used or held for use in a trade or business. We are evaluating whether we are, or have been at any time during the last five years, a "United States real property holding corporation" for United States federal income tax purposes. However, no assurance can be given that we will not be a United States real property holding corporation at or within five years of the date on which a non-U.S. holder sells its shares of our common stock, or that our common stock will be considered regularly traded in the year in which a non-U.S. holder sells its shares of our common stock.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, and may be subject to federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

        A non-U.S. holder may be subject to information reporting (other than that described in the preceding paragraph) and backup withholding with respect to any dividends on, and the proceeds from dispositions of, shares of our common stock, unless the non-U.S. holder complies with certain reporting procedures (usually satisfied by providing an Internal Revenue Service Form W-8BEN) or otherwise establishes an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

  •
  if the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), the proceeds generally will be subject to information reporting and backup withholding, unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person (usually on an Internal Revenue Service Form W-8BEN) or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code or that the conditions of any other exemption are not, in fact, satisfied;

  •
  if the proceeds are paid to or through a non-U.S. office of a broker that is not a United States person and is not a foreign person with certain specified U.S. connections (a "U.S.-Related Person"), such proceeds will not be subject to information reporting or backup withholding; and

  •
  if the proceeds are paid to or through a non-U.S. office of a broker that is a United States person or a U.S.-Related Person, the proceeds generally will be subject to information reporting (but not backup withholding), unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person (usually on an Internal Revenue Service Form W-8BEN) and the broker does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code or the non-U.S. holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished by the non-U.S. holder to the Internal Revenue Service.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives, have agreed, severally and not jointly, to purchase, and we have agreed to sell to them, the number of shares set forth opposite its name below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC

Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. If an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $            a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Option to Purchase Additional Shares

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $            , and total proceeds to us would be $                  .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Listing on the New York Stock Exchange

        We intend to apply for the listing of our common stock on the New York Stock Exchange under the symbol "    ."

No Sales of Similar Securities

        We, our directors, our executive officers and certain of our existing stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc., as representatives of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  our sale of shares of our common stock to the underwriters;

  •
  the issuance by us of options and shares of our common stock under our equity incentive plan described in this prospectus;

  •
  the entry by us into an agreement after the date that is 120 days after the date of this prospectus for the issuance of shares of our common stock in connection with any acquisitions, mergers or strategic investments, provided that the actual issuance of shares of our common stock occurs after the expiration of the 180-day restricted period;

  •
  transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions;

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock as a bona fide gift;

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock to a trust where the beneficiaries of the trust are drawn solely from a group consisting of such person and immediate family members of such person; or

  •
  transfers by any person other than us of shares of our common stock or any security convertible into our common stock to stockholders, limited partners, members, subsidiaries or other affiliates of such person, if such person is a corporation, limited partnership or limited liability company.

However, in the circumstances described under the last three bullet points above each donee, trust or transferee shall agree to be subject to similar restrictions described above, and no filing under Section 16(a) of the Securities Exchange Act, reporting a reduction in beneficial ownership of shares of our common stock, shall be required or shall be voluntarily made during the 180-day restricted period described above.

        The 180-day or one-year restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the "lock-up" restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

Offering Expenses

        The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $                  , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares of our common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising part or all of the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

        As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in any of the foregoing activities. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationships

        From time to time, certain of the underwriters and their respective affiliates have provided, and continue to provide, investment banking and other services to us for which they receive customary fees and commissions. J.P. Morgan Securities, Inc. acted as the sole bookrunner, sole lead and syndication arranger, and an affiliate of J.P. Morgan Securities, Inc. acts as a lender under our senior secured credit facility.

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The lead underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead underwriters to underwriters that may make internet distributions on the same basis as other allocations.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act or to contribute payments to each other that we may be required to make in respect of those liabilities.

Qualified Independent Underwriter

        Because affiliates of J.P. Morgan Securities Inc., an underwriter in this offering and a member of the National Association of Securities Dealers, Inc. ("NASD"), economically own in excess of 10% of us, the NASD may view the participation of J.P. Morgan Securities Inc. as an underwriter in this offering as the public distribution of securities issued by a company with which J.P. Morgan Securities Inc. has a conflict of interest and/or an affiliation, as those terms are defined in Rule 2720 of the Conduct Rules of the NASD. In addition, as a result of the redemption of our Series A Participating Preferred Stock, affiliates of J.P. Morgan Securities Inc. may receive more than 10% of the proceeds of this offering, not including underwriting discounts and commissions. Accordingly, the offering is being made in compliance with the applicable provisions of Rules 2710(h) and 2720 of the Conduct Rules. These rules require that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD, which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Morgan Stanley & Co. Incorporated has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the registration statement of which this prospectus forms a part. We have agreed to indemnify Morgan Stanley & Co. Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Directed Share Program

        At our request, the underwriters will reserve for sale, at the initial public offering price, up to                        shares offered in this prospectus for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for and timing of, our future revenue;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of our common stock may not develop. It is also possible that after the offering, the shares of our common stock will not trade in the public market at or above the initial public offering price.

        The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

VALIDITY OF THE SHARES

        The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The combined financial statements of Progress Rail Services Corporation and subsidiaries and Progress Metal Reclamation Company and subsidiary, collectively referred to herein as the "Predecessor," as of November 30, 2004 and for the years ended November 30, 2003 and 2004, included in this prospectus and the related financial statement schedule for the years ended November 30, 2003 and 2004, included elsewhere in this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The combined financial statements of the predecessor for the period from December 1, 2004 to March 23, 2005 included in this prospectus and the related financial statement schedule for the period ended March 23, 2005 included elsewhere in this registration statement, and our consolidated financial statements for the period from February 15, 2005 to November 30, 2005 and as of November 30, 2005 included in this prospectus and the related financial statement schedule for the period ended November 30, 2005 included elsewhere in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered accounting firm, given on the authority of said firm as experts in auditing and accounting.

NOTE ON INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

        This prospectus contains the combined financial statements of Progress Rail and subsidiaries and Progress Metal and subsidiary (collectively referred to as the "predecessor") as of November 30, 2004 and for the years ended November 30, 2003 and 2004, which were audited by Deloitte & Touche LLP ("Deloitte").

        On March 24, 2005, the Company was acquired by Progress Rail Services, Inc, an indirect wholly-owned subsidiary of One Equity Partners. One Equity Partners is an affiliate of J.P. Morgan Chase & Co. See "The Acquisition". Effective upon the consummation of the Acquisition, Deloitte advised us that they are not independent with respect to Progress Rail Services, Inc. and cannot act as our independent registered public accounting firm.

        The audit report of Deloitte on the predecessor combined financial statements as of November 30, 2004 and for the years ended November 30, 2003 and 2004, dated March 4, 2005, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

        During the years ended November 30, 2003 and 2004, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte's satisfaction, would have caused Deloitte to refer to the subject matter of the disagreements in connection with their report.

        We requested that Deloitte furnish a letter addressed to the SEC stating that they agree with the above statements. A copy of such letter has been filed as an exhibit to the Registration Statement of which the prospectus is part.

        The decision to change auditors has been approved by the audit committee of our Board of Directors. We have engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the Public Reference Room the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

        Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC as described above or inspect them without charge at the SEC's website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Progress Rail Services Corporation and
    Progress Metal Reclamation Company
Albertville, Alabama:

        We have audited the accompanying combined balance sheet of Progress Rail Services Corporation and subsidiaries and Progress Metal Reclamation Company and subsidiary (collectively referred to as the "Company"), both of which are ultimate wholly-owned subsidiaries of Progress Energy, Inc. and are under common management, as of November 30, 2004, and the related combined statements of operations, comprehensive income or loss, stockholder's equity, and cash flows for the years ended November 30, 2003 and 2004. Our audits also included the financial statement schedule for the years ended November 30, 2003 and 2004 included in Item 16(b) of this registration statement. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Progress Rail Services Corporation and subsidiaries and Progress Metal Reclamation Company and subsidiary as of November 30, 2004, and the combined results of their operations and their combined cash flows for the years ended November 30, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for the years ended November 30, 2003 and 2004, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
Birmingham, Alabama
March 4, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Progress Rail Services, Inc.:

        In our opinion, the accompanying combined statements of operations and cash flows present fairly, in all material respects, the results of operations and cash flows of Progress Rail Services Corporation and its subsidiaries and Progress Metal Reclamation Company and its subsidiary, both of which are ultimate wholly-owned subsidiaries of Progress Energy, Inc. (collectively referred to as the "Company") for the period from December 1, 2004 to March 23, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed on page S-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 17, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Progress Rail Services, Inc.:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Progress Rail Services, Inc. and its subsidiaries (the "Company") at November 30, 2005, and the results of their operations and cash flows for the period from February 15, 2005 (date of inception) to November 30, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed on page S-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 17, 2006

PROGRESS RAIL SERVICES, INC. (and PREDECESSOR)

COMBINED OR CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	November 30, 2004	November 30, 2005
	(Predecessor)	(Successor)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,840	$4,266
Accounts receivable, net of allowance for doubtful accounts of $12,910 at November 30, 2004 and $6,481 at November 30, 2005	171,001	145,531
Income taxes receivable	10,262	13,638
Inventories, net	177,163	209,382
Deferred income taxes	9,804	6,500
Other current assets	4,425	11,078

Total current assets	378,495	390,395
Property, plant and equipment, net	205,982	114,826
Deferred income taxes	17,350	26,812
Deferred financing costs, net	—	9,450
Intangible assets, net	—	7,502
Other assets	9,600	6,713

TOTAL	$611,427	$555,698

LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt	$632	$658
Accounts payable	112,448	93,907
Outstanding checks in excess of cash	—	11,061
Income taxes payable	—	22
Accrued payroll	13,678	17,917
Accrued expenses	29,442	22,850

Total current liabilities	156,200	146,415
Long term debt, less current portion	905	240,949
Deferred income taxes	—	672
Other long-term liabilities	2,107	1,589

Total liabilities	159,212	389,625
Commitments and contingencies (Note 10)	—	—
Series A Participating Preferred Stock, $0.01 par value—2,000,000 shares authorized, 1,479,245 shares issued and outstanding	—	105,213
STOCKHOLDERS' EQUITY
Common stock, Progress Rail, $1.00 par value—7,500 shares authorized, 1,000 shares issued and outstanding	1	—
Common stock, Progress Metal, no par value—1,000 shares authorized, issued and outstanding	—	—
Common stock, the Company, $0.01 par value—100,000,000 shares authorized, 13,362,133 shares issued and outstanding	—	134
Additional paid-in capital	430,970	29,407
Retained earnings	17,940	33,354
Deferred compensation	—	(2,468)
Accumulated other comprehensive income	3,304	433

Total stockholders' equity	452,215	60,860

TOTAL	$611,427	$555,698

See accompanying notes to combined or consolidated financial statements.

PROGRESS RAIL SERVICES, INC. (and PREDECESSOR)

COMBINED OR CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Twelve Months Ended November 30, 2003	Twelve Months Ended November 30, 2004	December 1, 2004 to March 23, 2005	February 15, 2005 to November 30, 2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
Revenue:
Product	$607,703	$854,619	$273,394	$612,271
Service	207,827	261,027	85,229	228,962

Total revenue	815,530	1,115,646	358,623	841,233
Cost of goods sold:
Product	533,149	752,587	246,595	537,666
Service	193,272	243,061	83,424	202,495

Total cost of sales	726,421	995,648	330,019	740,161

Gross profit	89,109	119,998	28,604	101,072
Other operating expenses:
General and administrative	50,910	52,569	19,225	31,685
Amortization of intangible assets	—	—	—	1,855
(Gain) loss on sale of fixed assets	(553)	832	219	(1,252)

Total other operating expenses	50,357	53,401	19,444	32,288

Operating income	38,752	66,597	9,160	68,784
Interest and other expense (income):
Interest expense (income), net	(252)	(271)	(28)	14,026
Amortization of deferred financing costs	—	—	—	1,250
Other (income)	(183)	(393)	(141)	(735)

Total interest and other expense (income), net	(435)	(664)	(169)	14,541

Income from continuing operations before provision for income taxes	39,187	67,261	9,329	54,243
Provision for income taxes	16,221	25,484	3,932	20,889

Income from continuing operations	22,966	41,777	5,397	33,354

Discontinued operations:
Loss from operations of Railcar, Ltd	(3,138)	(5,043)	—	—
Benefit from income taxes	(801)	(287)	—	—

Loss from discontinued operations, net of tax	(2,337)	(4,756)	—	—

Net income	$20,629	$37,021	$5,397	33,354

Accumulated preferred dividends				5,579
Participating preferred dividends				2,870

Net income available to common shareholders				24,905
Per share data:
Net income per common share—basic				$2.31
Weighted average shares outstanding—basic				10,764,339
Net income per common share—diluted				$2.27
Weighted average shares outstanding—fully diluted				10,968,913

See accompanying notes to combined or consolidated financial statements.

PROGRESS RAIL SERVICES, INC. (and PREDECESSOR)

COMBINED OR CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Twelve Months Ended November 30, 2003	Twelve Months Ended November 30, 2004	December 1, 2004 to March 23, 2005	February 15, 2005 to November 30, 2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
Net income	$20,629	$37,021	$5,397	$33,354

Other comprehensive income (loss), net of taxes:
Foreign currency translation gain (loss)	4,340	2,812	(4,706)	627
Minimum pension liability	(620)	(144)	1,402	(194)

Other comprehensive income (loss)	3,720	2,668	(3,304)	433

Comprehensive income	$24,349	$39,689	$2,093	$33,787

See accompanying notes to combined or consolidated financial statements.

PROGRESS RAIL SERVICES, INC. (and PREDECESSOR)

COMBINED OR CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance November 30, 2002	$1	$534,964	$(39,710)	$—	$(3,084)	$492,171
Capital distribution to predecessor owner	—	(70,458)	—	—	—	(70,458)
Other comprehensive loss	—	—	—	—	3,720	3,720
Net income	—	—	20,629	—	—	20,629

Balance November 30, 2003	$1	$464,506	$(19,081)	$—	$636	$446,062
Capital distribution to predecessor owner	—	(33,536)	—	—	—	(33,536)
Other comprehensive loss	—	—	—	—	2,668	2,668
Net income	—	—	37,021	—	—	37,021

Balance November 30, 2004	$1	$430,970	$17,940	$—	$3,304	$452,215
Capital contribution from predecessor parent	—	28,266	—	—	—	28,266
Net income	—	—	5,397	—	—	5,397
Capital distribution to predecessor owner through March 23, 2005	(1)	(459,236)	(23,337)	—	(3,304)	(485,878)

Issuance of common stock	134	27,834	—	—	—	27,968
Stock compensation expense	—	48	—	—	—	48
Deferred compensation	—	1,525	—	(1,525)	—	—
Incentive compensation	—	—	—	(943)	—	(943)
Other comprehensive income	—	—	—	—	433	433
Net income	—	—	33,354	—	—	33,354

Balance November 30, 2005	$134	$29,407	$33,354	$(2,468)	$433	$60,860

See accompanying notes to combined or consolidated financial statements.

PROGRESS RAIL SERVICES, INC. (and PREDECESSOR)

COMBINED OR CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Twelve Months Ended November 30, 2003	Twelve Months Ended November 30, 2004	December 1, 2004 to March 23, 2005	February 15, 2005 (inception) to November 30, 2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
OPERATING ACTIVITIES:
Net income	$20,629	$37,021	$5,397	$33,354
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,652	21,922	7,823	10,065
Amortization of deferred financing costs	—	—	—	1,250
Deferred income taxes	18,229	21,942	4,049	11,242
(Gain) loss on sale of fixed assets	(553)	832	219	(1,252)
Loss on sale of Railcar, Ltd. business	—	1,166	—	—
Deferred capital contribution from Parent	—	—	—	48
Changes in assets and liabilities:
Accounts receivable, net	(11,713)	(37,903)	16,366	17,368
Inventories, net	19,580	(38,285)	(12,248)	(12,912)
Other current assets	1,894	4,061	11,146	(23,500)
Other assets	7,540	15,727	(3,194)	6,080
Accounts payable and accrued expenses	35,603	8,549	(32,982)	17,841
Other long-term liabilities, net	605	171	(13)	(1,323)

Net cash provided by (used in) operating activities	112,466	35,203	(3,437)	58,261

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(38,163)	(103,455)	(10,560)	(13,252)
Proceeds from sale of Railcar, Ltd. business	—	87,308	—	—
Proceeds from sale of fixed assets	676	8,129	157	12,679
Cash paid in connection with Acquisition, net of cash acquired	—	—	—	(425,722)

Net cash used in investing activities	(37,487)	(8,018)	(10,403)	(426,295)

FINANCING ACTIVITIES:
Capital issuance of common and preferred stock	—	—	—	133,181
Outstanding checks in excess of cash	—	—	(5,900)	7,161
Proceeds from issuance of long-term debt	—	—	—	200,000
Proceeds from revolving credit facility	—	—	—	116,644
Repayment of revolving credit facility	(367)	(254)	(1,537)	(75,037)
Cash paid for deferred financing costs	—	—	—	(10,700)
Contribution from (distribution to) predecessor parent, net	(70,458)	(33,537)	28,266	—

Net cash provided by (used in) financing activities	(70,825)	(33,791)	20,829	371,249

EFFECT OF EXCHANGE RATE CHANGES ON CASH	838	184	(363)	1,051

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,992	(6,422)	6,626	4,266
Cash and cash equivalents at beginning of period	7,270	12,262	5,840	—

Cash and cash equivalents at end of period	$12,262	$5,840	$12,466	$4,266

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid (includes capitalized interest)	$—	$—	$25	$14,414
Income taxes paid (refunded)	$(17,923)	$34,017	$(10,145)	$25,043

NONCASH INVESTING AND FINANCING ACTIVITIES:
Equipment under lease transferred (to) from inventory to (from) property, plant, and equipment	$(2,134)	$713	$(2,140)	$(926)

Deferred compensation	$—	$—	$—	$(1,525)

See accompanying notes to combined or consolidated financial statements.

PROGRESS RAIL SERVICES, INC. AND PREDECESSOR

NOTES TO COMBINED OR CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2003 and 2004;
THE PERIOD FROM DECEMBER 1, 2004 TO MARCH 23, 2005;
AND THE PERIOD FROM FEBRUARY 15 TO NOVEMBER 30, 2005

1. BACKGROUND AND BASIS OF PRESENTATION

        Progress Rail Services, Inc. and its subsidiaries (collectively, "the Company" or "PRS") is one of the largest diversified providers of outsourced maintenance and repair services and parts to the railroad industry in North America. The Company offers a wide range of products and services for the maintenance and repair of locomotives, railcars and track infrastructure. The Company's customers include most of the major North American, or "Class I," railroads, as well as many regional and shortline railroads, public transit authorities, private railcar owners and railcar builders and lessors.

        As of March 23, 2005, Progress Rail Services Corporation and subsidiaries ("Progress Rail") and Progress Metal Reclamation Company and subsidiary ("Progress Metal"), collectively referred to as the "Predecessor", were each wholly owned subsidiaries of Progress Fuels Corporation ("PFC"). PFC is a wholly owned subsidiary of Progress Capital Holdings, Inc. ("PCH"), which is a wholly owned subsidiary of Progress Energy, Inc. ("Progress Energy"). Progress Rail Services, Inc. was formed on February 15, 2005 to acquire Progress Rail and Progress Metal. As more fully discussed in Note 3, on March 24, 2005, the Company acquired Progress Rail and its subsidiaries and Progress Metal and its subsidiary (the "Acquisition") for consideration of approximately $405.0 million in cash, plus approximately $20.4 million in fees and expenses ($9.7 million expensed in current period, $10.7 million in deferred financing costs) plus a working capital adjustment of $23.5 million.

        The following financial statements have been prepared by the Company or the predecessor as applicable: (i) combined balance sheet as of November 30, 2004 and consolidated balance sheet as of November 30, 2005; (ii) combined statement of operations for the twelve months ended November 30, 2003; (iii) combined statement of operations for the twelve months ended November 30, 2004; (iv) combined statement of operations for the period from December 1, 2004 to March 23, 2005; (v) consolidated statement of operations for the period from February 15 (date of inception) to November 30, 2005; (vi) combined statements of cash flows for the twelve months ended November 30, 2003 and 2004; (vii) combined statement of cash flows for the period December 1, 2004 to March 23, 2005; and (viii) consolidated statement of cash flows for the period February 15 (date of inception) to November 30, 2005. As discussed above, PRS did not have business activity until the Acquisition, which occurred on March 24, 2005. Operations reported prior to March 24, 2005 relate to the Predecessor. The consolidated financial statements of the Company include the accounts of all majority owned subsidiaries and all significant intercompany amounts have been eliminated. The financial statements of the Predecessor are presented for comparative purposes and include the combined historical financial statements of Progress Rail and Progress Metal. We have also reclassified certain prior-year amounts to conform to this year's presentation. None of the reclassifications impacted net income, equity or balance sheet classification.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company believes that the following accounting policies are noteworthy because they are based on estimates and assumptions that require complex, subjective judgments by management, which can materially impact reported results. Changes in these estimates or assumptions could materially impact the Company's consolidated or combined, as applicable, financial condition and consolidated or combined, as applicable, results of operations.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included in the consolidated or combined, as applicable, financial statements include the allowance for doubtful accounts, inventory provisions, accruals for self insured losses, pension costs, and impairment of long-lived assets.

Revenue Recognition

        The Company recognizes revenue from product sales and services at the time persuasive evidence of an arrangement exists, title to the product passes to the customer or services are rendered, the sales price is fixed or determinable, the collectibility of the sales proceeds is reasonably assured, and all significant obligations of the Company have been satisfied. Amounts charged to customers for shipping and handling are recorded as revenue, and costs incurred for shipping and handling are recorded as a component of cost of goods sold. The Company is a lessor of railcars under operating leases, which are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, Accounting for Leases, as amended. The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment.

Foreign Currency Translation

        PRS has Canadian and Mexican subsidiaries. The Canadian subsidiaries use the Canadian dollar as their functional currency. The translation of the Canadian dollar into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the exchange rates that approximate a weighted average exchange rate for each period. The effects of these translation adjustments are reported as a component of other comprehensive income (loss). The Mexican subsidiaries use the U.S. dollar as their functional currency.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, cash in banks and temporary investments with a maturity of three months or less when purchased.

Allowances for Doubtful Accounts

        The allowance for doubtful accounts receivable is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and amount of payments received and necessitate a change in estimated losses.

Inventories

        In establishing inventory carrying cost, management makes estimates and assumptions based on the best available information. Cost is determined using the weighted average cost method. The Company derives a significant portion of its inventory from the purchase and dismantling of railcars that have exceeded their useful life or have been damaged beyond repair. Costs for reconditionable freight car components and scrap from dismantled railcars are determined by allocation wherein the total cost allocated to reconditionable components and scrap equals the total cost of the railcar. The allocation process yields results that approximate a relative fair market value approach under which total cost is allocated to individual components and recyclable metal based on the fair market values of each reconditionable part and recyclable metal relative to the total fair market value of the acquired railcar. Management reviews costs established periodically to determine that inventories are stated at the lower of cost or market. Additionally, the valuation of some components of recycling inventories other than railcars depends on estimates of recovery or yield estimates. The recovery or yield depends on factors such as product type, product quality and moisture content. To verify the validity of estimates, periodic physical inventories are conducted. However, these physical inventories also rely to some degree on estimates, and, as a result, they can only be relied upon to detect major variations from perpetual inventories.

Property, Plant and Equipment

        Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation has been provided principally on a straight-line basis over the estimated useful lives of the assets. The cost of renewals and betterments are capitalized. The costs of maintenance and repairs of property are charged to expense as incurred. The estimated useful lives of depreciable assets are generally ten to fifteen years for land improvements, fifteen to forty years for buildings and improvements, three to ten years for equipment and office furniture, three to ten years for leasehold improvements and three to ten years for transportation equipment.

Deferred Financing Costs

        Deferred financing costs were incurred in relation to long-term debt, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from five to seven years from the debt inception date. Deferred financing costs are amortized using the straight-line method.

Intangible Assets

        Purchased intangible assets consist of sales backlogs, customer relationships and customer contracts acquired in the Acquisition and are carried at cost, less accumulated amortization. Intangible assets are amortized using either the straight-line or accelerated methods over their estimated period of benefit, ranging from one to ten years. The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

Impairment of Long-Lived Assets

        The Company periodically evaluates the carrying value of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets if events or changes in circumstances indicate the carrying values of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset are less than its carrying value. If an asset or group of assets is considered impaired, the Company recognizes a loss based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. The Company records assets held for sale at the lower of carrying value or fair value less costs to sell. As of November 30, 2004 and 2005, the Company concluded there was no impairment of its long-lived assets.

Fair Value of Financial Instruments

        Financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, accounts payable and debt. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to their short-term maturity. The carrying amount of debt instruments approximates fair value based on variable interest rates or borrowing rates for similar types of debt instruments. The Company does not hold or issue derivative instruments for speculative purposes.

Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The Company recognizes deferred tax assets and liabilities based on the difference between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns. When assessing the realization of deferred tax assets, the Company considers such factors as prior earnings history, future expected earnings, carry-back and carry-forward periods and tax strategies. A valuation allowance is established for a deferred tax asset if it is determined more likely than not the asset will not be realized.

        Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

Benefit Plans

        The Company follows SFAS No. 87, Employers' Accounting for Pensions, when accounting for pension benefits. Under this standard, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. The primary assumptions are the discount rate and expected return on plan assets. The Company's general pension funding policy is to contribute amounts deductible for federal income tax purposes. A discount rate is used to discount future benefit obligations back to today's dollars. The discount rate is as of the measurement date, November 30. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

Self-Insurance

        The Company is self-insured for workers' compensation claims up to $500 thousand per occurrence. Excess loss coverage is available to cover losses beyond the deductible levels. Losses under the self-insurance program are accrued based on estimates of the liabilities for claims, including an estimate for incurred but not reported claims, using certain actuarial analyses and based on the Company's experience. Significant judgment is used in determining the timing and amount of accruals for losses, and the actual liability could differ materially from the recorded amounts.

Comprehensive Income

        Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. Items included in comprehensive income are net income, foreign currency translation adjustments and adjustments related to the Company's minimum pension liability.

Environmental Remediation

        The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

3. THE ACQUISITION

        On March 24, 2005, pursuant to the terms of the merger agreement: (i) Progress Rail merged with and into PRSC Acquisition Corp., with Progress Rail surviving the merger; and (ii) Progress Metal merged with and into PMRC Acquisition Co., with Progress Metal surviving the merger. As a result of the mergers, Progress Rail and Progress Metal became wholly owned subsidiaries of the Company. The aggregate purchase price paid by the Company to Progress Energy to purchase Progress Rail and Progress Metal and subsidiaries of each entity was $405.0 million, plus a post-closing working capital payment of $23.5 million, transaction costs of $9.7 million and $10.7 million of deferred financing costs. At closing, the Company acquired $12.5 million in cash held by the predecessor. The Acquisition and the related fees and expenses were primarily financed with $321.0 million of new debt and $100.0 million of equity.

        The Company's new debt structure is comprised of a senior secured credit facility that has availability up to $220.0 million (the "Senior Facility") and $200.0 million of 7 3/4% senior unsecured notes (the "Notes"). The Senior Facility is in the form of an asset-based revolving credit facility. At the date of the Acquisition, approximately $121.0 million of the Senior Facility was funded, with $91.3 million of borrowing capacity available under the Senior Facility based upon the eligible assets at the closing of the Acquisition.

        One Equity Partners LLC (OEP), the Company's equity sponsor, purchased common and preferred shares for an aggregate purchase price of $100.0 million from the Company.

        The Company accounted for the Acquisition using the purchase method of accounting in accordance with SFAS No. 141, Business Combinations and, accordingly, the Acquisition resulted in a new basis of accounting for the Company. The Company engaged outside firms to appraise the inventory and real and personal property acquired. The total purchase price, as shown in the table below, has been allocated based upon the fair value of the assets acquired and liabilities assumed. The excess of cost of acquired net assets over fair market value, referred to as "excess of cost", arising from the purchase has been allocated across eligible non-current assets on a pro rata basis. Identifiable intangible assets acquired in the Acquisition were valued based on assumed cash flows and discount rates. These intangible assets include sales backlogs, customer relationships and customer contracts and will be amortized over a period from 1 to 10 years. The allocation of the purchase price consideration is as follows:

(thousands)
Calculation of purchase price consideration:
Purchase price	$405,000
Working capital adjustment	23,453
Transaction costs, not including $10.7 million of deferred financing costs	9,735

Total purchase price consideration	438,188
Cash acquired	(12,466)

Total purchase price, net of cash acquired	$425,722

(thousands)
Allocation of purchase price consideration:
Inventory	$197,467
Property, plant and equipment	202,124
Deferred income taxes	43,882
Intangible assets—identifiable	14,559
Other non current assets	12,560
Net other assets/liabilities.	52,785
Excess of cost	(85,189)

Total purchase price consideration	$438,188

        The allocation of excess of cost incurred in connection with the Acquisition and other fair value adjustments are summarized as follows (in thousands):

Allocation of Purchase Price	Predecessor's March 23, 2005 Closing Balance	Fair Value Adjustments	Excess of Cost Allocation	March 24, 2005 Opening Balance
Inventory	$193,151	$4,316	$—	$197,467
Property, plant and equipment	$204,644	$(2,520)	$(79,886)	$122,238
Deferred income taxes	$21,050	$22,832	$—	$43,882
Intangible assets—identifiable	$—	$14,559	$(5,303)	$9,256
Excess of cost	$—	$—	$85,189	$—

        The fair value of the assets acquired and liabilities assumed exceeded the purchase price of the Company resulting in an "excess of cost" at the Acquisition date. This excess of cost was allocated to eligible non-financial non-current assets in accordance with SFAS No. 141. The Acquisition resulted in approximately $85.2 million of excess of cost, which was allocated to these eligible assets. To establish the Acquisition purchase price, management employed several valuation methods including a cash flow analysis as well as the engagement of an independent appraiser to determine the fair value of the property, plant and equipment and inventory. In addition, management engaged a third party to perform extensive due diligence procedures on the working capital and operational aspects of the Company.

4. INVENTORIES

        The Company's major classes of inventories are as follows (in thousands):

	November 30, 2004	November 30, 2005
	(Predecessor)	(Successor)
Locomotive and railcar services	$109,608	$134,707
Engineering and track services	74,148	79,341
Inventory reserves	(6,593)	(4,666)

	$177,163	$209,382

5. PROPERTY, PLANT AND EQUIPMENT

        The Company's property, plant and equipment consists of the following (in thousands):

	November 30, 2004	November 30, 2005
	(Predecessor)	(Successor)
Land and improvements	$35,817	$12,522
Buildings and improvements	75,494	26,355
Machinery and equipment	229,742	79,201
Construction in progress	8,275	4,958

Property, plant and equipment at cost	$349,328	$123,036
Accumulated depreciation	(143,346)	(8,210)

Property, plant and equipment, net	$205,982	$114,826

        Depreciation expense for the twelve months ended November 30, 2003 and 2004 was $19.3 million and $21.7 million, respectively, and depreciation expense was $7.8 million for the period December 1, 2004 to March 23, 2005 and $8.3 million for the period February 15, 2005 to November 30, 2005. Capitalized interest costs for property, plant and equipment construction expenditures were $0 for the year ended November 30, 2004, $0 for the period December 1, 2004 to March 23, 2005 and $388 thousand for the period February 15, 2005 to November 30, 2005.

6. INTANGIBLE ASSETS AND DEFERRED FINANCING COSTS

Intangible Assets

        At November 30, 2004, the end of the prior fiscal year, the predecessor did not have intangible assets. Intangibles assets as of November 30, 2005 are comprised of the following (in thousands):

November 30, 2005	Gross carrying amount	Accumulated amortization	Net carrying amount
Identifiable intangible assets subject to amortization:
Sales backlog, customer relationships and contracts	$9,256	$1,754	$7,502

Total intangible assets	$9,256	$1,754	$7,502

        The table above reflects the fair value of identifiable intangible assets acquired in the Acquisition, which were valued based upon projected discounted cash flows. As discussed in Note 3, these intangible assets, which include sales backlog, customer relationships and customer contracts, were initially valued at $14.6 million. However, the value of these intangible assets was subsequently reduced by $5.3 million, to $9.3 million, when the excess of cost from the Acquisition was allocated on a pro rata basis across eligible non-current assets. Amortization expense associated with intangible assets for the period from February 15, 2005 to November 30, 2005 was approximately $1.8 million.

        Future amortization on intangible assets is as follows (in thousands):

Year Ending November 30,	Amount
2006	$1,885
2007	1,392
2008	1,128
2009	871
2010 or later	2,226

Total	$7,502

Deferred Financing Costs

        The Company incurred deferred financing costs when borrowings were made, which coincided with the date of the Acquisition. Deferred financing costs as of November 30, 2005 were comprised of the following (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Deferred financing costs	$10,700	$1,250	$9,450

        The above amounts reflect deferred financing costs related to loans entered into at the time of the Acquisition. These deferred financing costs are to be amortized over a period of five to seven years, which coincides with the lives of the loans. Amortization expense, for the period from February 15 to November 30, 2005 was approximately $1.3 million.

7. LONG-TERM DEBT

        The Company's long-term debt consists of the following (in thousands):

	November 30, 2004	November 30, 2005
	(Predecessor)	(Successor)
Note payable(1)	$1,537	$894
Senior secured credit facility(2)	—	40,713
7 3/4% Senior notes(3)	—	200,000

Total long-term debt	1,537	241,607
Current portion	(632)	(658)

Long-term portion	$905	$240,949

(1)
The note payable was issued in connection with the predecessor's purchase of a rail welding facility. The terms of the note provide for monthly payments based on the production output of the facility. The note has no stated rate of interest and is collateralized by buildings and equipment with a net book value of $2.4 million at November 30, 2005.

(2)
On March 24, 2005, in connection with the Acquisition, the Company's subsidiaries entered into a credit agreement. The borrowings under the credit agreement are collateralized by substantially all of the Company's subsidiaries' assets. The term of the loans is five years. At the option of the Company's subsidiaries, borrowings under the term loans may be in U.S. dollars or Eurodollars, which will bear interest at the Prime Rate for U.S. dollars, Prime Rate for Canadian dollars and LIBOR plus 1.75% for the Eurodollar, 7.0%, 4.75% and 5.96%, respectively, at November 30, 2005. At November 30, 2005, there was $40.7 million drawn against this credit agreement, and based upon available collateral under the terms of the agreement, approximately $152.7 million was available under the credit agreement.

(3)
In connection with the Acquisition, Progress Rail and Progress Metal (the "co-issuers") issued $200.0 million of unsecured senior notes with an interest rate of 7.75%, maturing on September 1, 2012. Prior to April 1, 2008, the co-issuers may redeem up to 35% of the original principal amount of the notes at a premium with the proceeds of certain equity issuances. Further, at any time on or after April 1, 2008, the co-issuers may redeem all or a portion of the notes at pre-determined premiums. Prior to April 1, 2008, the notes can be redeemed based upon a calculated price that includes a provision for a "make-whole" premium.

        Effective September 20, 2005, the co-issuers began accruing and paying an incrementally higher interest rate on the Senior Notes as a result of its decision to delay completion of an exchange offering of senior notes and filing of a registration statement on Form S-4 with the SEC. Previously, the co-issuers had planned to complete an offer to exchange its $200 million aggregate principal amount 7.75% senior notes due in 2012 for a like amount of substantially identical notes registered with the SEC on or before September 20, 2005, as contemplated by the terms of the private offering of the Senior Notes. Holdings is paying an incrementally higher interest rate beginning September 20, 2005 and until a registered exchange offer is completed. Beginning September 20, 2005, the per annum interest rate on the notes increased by an incremental 25 basis points (.25%) every ninety (90) days, up to a maximum increase of 100 basis points (1.00%). At November 30, 2005, the per annum interest rates on the notes was 8.00%. The interest rate on the notes will revert to the 7.75% per annum rate upon completion of the exchange offer.

        The debt facilities contain covenants that require Holdings to, among other things, maintain a minimum fixed charge coverage ratio. As of November 30, 2005, Holdings is in compliance will all debt covenants.

        Principal payments required on long-term debt are as follows (in thousands):

Year Ending November 30,	Amount
2006	$658
2007	236
2008	—
2009	—
2010	40,713
2011 and thereafter	200,000

Total	$241,607

8. INCOME TAXES

        Prior to March 24, 2005, Progress Rail and Progress Metal were subsidiaries of Progress Energy. Therefore, for the period ended March 23, 2005, Progress Rail and Progress Metal filed a consolidated federal income tax return as an affiliate of Progress Energy. For this period, the consolidated income tax of Progress Energy was allocated to the predecessor in accordance with an Internal-Company Income Tax Allocation Agreement between the predecessor and Progress Energy. Income taxes were provided for in the financial statements as if the predecessor filed a separate return. Because there is no tax sharing agreement with OEP, the Company files separate tax returns following the date of the Acquisition on a stand alone basis.

        Income tax expense from continuing operations consists of (in thousands):

	Twelve Months Ended November 30, 2003	Twelve Months Ended November 30, 2004	December 1, 2004 to March 23, 2005	February 15, 2005 to November 30, 2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
Current:
Federal	$2,155	$9,905	$(398)	$7,223
Foreign	858	—	341	1,330
State	434	3,282	(60)	1,094

	3,447	13,187	(117)	9,647

Deferred—net:
Federal	10,615	11,093	3,678	9,789
Foreign	—	—	(186)	(29)
State	2,159	1,204	557	1,482

	12,774	12,297	4,049	11,242

Total provision for income taxes	$16,221	$25,484	$3,932	$20,889

        The provision for income taxes differs from income taxes computed at the statutory federal income tax rate of approximately 35 percent for each of the above periods. The primary differences between income tax computed at statutory rates and the actual income tax expense are detailed below (in thousands):

	Twelve Months Ended November 30, 2003	Twelve Months Ended November 30, 2004	December 1, 2004 to March 23, 2005	February 15, 2005 to November 30, 2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
Taxes computed at federal statutory income tax rate (35%)	$13,715	$23,541	$3,265	$18,985
State income tax, net of federal income tax benefit	1,580	2,917	819	2,297
Nondeductible meals	266	331	105	192
Effect of foreign taxes	858	(861)	(257)	(961)
Amortization of intangible assets	—	—	—	614
Manufacturing deduction	—	—	—	(238)
Other	(198)	(444)	—	—

	$16,221	$25,484	$3,932	$20,889

        The foreign tax rate reconciliation fluctuated due to a gross net operating loss carry-forward of foreign operations of approximately $4.5 million which was utilized in 2005.

        The following summarizes the components of deferred tax assets and liabilities at November 30, 2004 and 2005 (in thousands):

	November 30, 2004	November 30, 2005
	(Predecessor)	(Successor)
Deferred tax liabilities:
Property, plant and equipment	$13,987	$534
Leveraged lease	4,633	4,332
Other	522	1,061

Total deferred tax liabilities	19,142	5,927
Deferred tax assets:
Accrued liabilities	2,275	2,369
Allowance for doubtful accounts	4,959	2,456
Inventory reserve	2,570	1,830
Goodwill	34,771	30,970
Other	2,473	1,708

	47,048	39,333
Valuation allowance	(752)	(766)

Total deferred tax assets	46,296	38,567

Net deferred tax assets	$27,154	$32,640

        The following presents current and non-current net deferred tax assets (in thousands):

	November 30, 2004	November 30, 2005
	(Predecessor)	(Successor)
Current deferred tax assets	$9,804	$6,500
Non-current deferred tax assets	17,350	26,140

	$27,154	$32,640

        As of November 30, 2004 and 2005, the Company had state net operating loss carry-forwards of approximately $2.2 million and $1.9 million, respectively that will begin to expire in 2007. The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to allow for the utilization of its remaining deferred tax assets except as follows: the Company established a valuation allowance of $752 thousand and $766 thousand at November 30, 2004 and 2005 respectively, due to the uncertainty of realizing certain future state tax benefits.

9. BENEFIT PLANS

        The Company sponsors three defined contribution plans, which cover substantially all of its employees. Expense recognized in connection with these plans totaled $2.7 million and $3.2 million for the years ended November 30, 2003 and 2004, respectively, $1.1 million for the period December 1, 2004 to March 23, 2005 and $2.1 million for the period February 15 to November 30, 2005.

        The Company maintains a noncontributory defined benefit retirement (pension) plan for the benefit of the union employees within Progress Metal Reclamation Company ("PMRC"). The Company also maintains a noncontributory defined benefit retirement (pension) plan for the benefit of union employees within Chemetron-Railway Products, Inc. ("CRP"). The CRP plan was frozen in 1989. The pension information below reflects the combination of these two plans using measurement dates of December 31, 2004 and November 30, 2005. The information as of November 30, 2004 would not be materially different from December 31, 2004.

        Reconciliation of the changes in the benefit obligations, changes in plan assets and the funded status of the plans are presented below. Amounts for 2005 represent activities for the successor only (in thousands):

	2004	February 15, 2005 to November 30, 2005
	(Predecessor)	(Successor)
Change in benefit obligation:
Benefit obligation—beginning of year or period, as applicable	$6,819	$7,312
Service cost	73	59
Interest cost	417	282
Actuarial loss	395	413
Benefits paid	(736)	(420)
Assumption change	—	114
Plan amendments	181	—

Benefit obligation—end of year	7,149	7,760

Change in plan assets:
Fair value of plan assets—beginning of year or period as applicable	5,244	5,235
Actual return of plan	358	194
Employer contributions	469	2,071
Benefits paid	(736)	(420)

Fair value of plan assets—end of year	5,335	7,080

Reconciliation of funded status:
Funded status	(1,814)	(679)
Unrecognized net actuarial loss	2,270	648
Unrecognized transition asset	38	—
Unrecognized prior service cost	170	—

Net amount recognized	$664	$(31)

The amounts recognized on the combined balance sheets are:
Accrued benefit cost	$(1,679)	$(679)
Intangible asset	209	—
Accumulated other comprehensive loss (pretax)	2,134	648

Net amount recognized	$664	$(31)

Accumulated benefit obligation—end of period	$7,149	$7,760

        The components of net periodic pension cost are (in thousands):

	2003	2004	December 1, 2004 to March 23, 2005	February 15, 2005 to November 30, 2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
Service cost	$47	$73	$19	$59
Interest cost	413	417	124	282
Expected return on plan assets	(414)	(444)	(138)	(316)
Net amortization and deferral	53	126	55	—

Net periodic pension cost	$99	$172	$60	$25

        The accumulated benefit obligation for the pension plans was approximately $7.2 million and $7.8 million as of November 30, 2004 and 2005, respectively.

        Assumptions used to calculate the benefit obligation and net periodic benefit cost are as follows:

	2003		2004		December 1, 2004 to March 23, 2005		February 15, 2005 to November 30, 2005
	PMRC Plan	CRP Plan	PMRC Plan	CRP Plan	PMRC Plan	CRP Plan	PMRC Plan	CRP Plan
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)
Benefit obligation:
Discount rate	6.25%	6.10%	6.25%	5.90%	5.61%	5.75%	5.53%	5.53%
Compensation increase	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Net periodic benefit costs:
Discount rate	6.25%	7.25%	6.25%	5.90%	5.61%	5.75%	5.53%	5.53%
Rate of return	7.00%	8.50%	7.00%	8.50%	7.00%	8.50%	7.00%	6.70%
Compensation increase	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2003		2004		December 1, 2004 to March 23, 2005		February 15, 2005 to November 30, 2005
	PMRC Plan	CRP Plan	PMRC Plan	CRP Plan	PMRC Plan	CRP Plan	PMRC Plan	CRP Plan
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)
Asset Category:
Insurance contracts	100%	—	100%	—	100%	—	100%	—
Equity securities		54%	—	58%	—	57%	—	55%
Debt securities		46%	—	42%	—	43%	—	45%

Total	100%	100%	100%	100%	100%	100%	100%	100%

        The Company's investment strategy involves evaluating asset/liability studies periodically performed by third party pension consultants. These studies estimate trade-offs between expected returns on investments and the variability in anticipated cash contributions to fund pension liabilities. The Company's pension investment strategy, with regard to the CRP plan, is to invest in a relatively high proportion of publicly traded equities and long-term publicly traded U.S. government debt. Assumptions regarding the expected rate of return on the plans' assets are based primarily on judgments made by management. These judgments take into account the expectations of third party pension consultants and actuaries related to the specific types of investments that make up the plan assets. The Moody's AA Bond rating as of the balance sheet date is the discount rate that is used in calculating the estimated future benefit obligations of the plans. Neither of the plans if affected by future salary rate increases.

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year Ending November 30:
2006	$443
2007	447
2008	455
2009	481
2010	483
2011 - 2015	$2,501

        Employer Contributions—As of November 30, 2005, approximately $1.8 million in contributions were made to the pension plans by the plan sponsors. The plan sponsors do not anticipate making contributions to the pension plans in fiscal 2006.

10. COMMITMENTS AND CONTINGENCIES

        Operating Leases—PRS, and previously the predecessor, is obligated under various non-cancelable operating leases, primarily for real estate, transportation equipment and other equipment. Rental expense for all operating leases was $16.0 million and $10.9 million for the fiscal years ended November 30, 2003 and 2004, respectively, $3.1 million for the period December 1, 2004 to March 23, 2005 and $5.8 million for the period February 15, 2005 to November 30, 2005. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of November 30, 2005 were (in thousands):

Year Ending November 30
2006	$2,962
2007	2,598
2008	1,444
2009	927
2010	766
Thereafter	1,328

Total	$10,025

        Litigation—The Company is involved in various litigation matters in the ordinary course of business. In the opinion of management, the final disposition of pending litigation would not have a material adverse effect on the Company's results of operations or financial position. Progress Energy agreed to indemnify Progress Rail with respect to liabilities arising from litigation pending as of the closing of the Acquisition.

        Self-Insurance—The Company and the predecessor are self-insured for workers' compensation claims up to $500 thousand per occurrence. Excess loss coverage is available to cover losses beyond the deductible levels. Losses under the self-insurance program are accrued based on estimates of the liabilities for claims, including an estimate for incurred but not reported claims, using certain actuarial analyses and based on experience. The liabilities for self-insured claims totaled $3.8 million and $3.5 million as of November 30, 2004 and 2005, respectively.

11. CAPITAL STRUCTURE

        In connection with the Acquisition, the Company issued 1,111,112 shares of Series A Participating Preferred Stock (the "Preferred Stock") and 10,000,000 shares of Common Stock to OEP, the holder of one issued share of the authorized 100 shares of the Company's common stock, par value $0.01 per share. The Preferred Stock was initially assigned a value of $90 million (or $81.00 per share) and the Common Stock was initially assigned a value of $10 million (or $1.00 per share). In September 2005, the Company sold directly to unrelated third parties 333,333 shares of Preferred Stock, at the originally assigned value of $81.00 per share, and 2,637,000 shares of Common Stock, at the originally assigned value of $1.00 per share for an aggregate selling price of $29.6 million. During fiscal 2005, the Company also sold 34,800 additional shares of Preferred Stock and 725,133 shares of Common Stock to certain employees and other related parties for the same per share prices sold to OEP and the unrelated third parties. At November 30, 2005, the Company had total Preferred Stock shares outstanding of 1,479,245 and total Common Stock shares outstanding of 13,362,133, which resulted in total contributed capital in the Company of $133,180,978 at November 30, 2005.

        The Preferred Stock has a liquidation preference equal to the number of shares outstanding multiplied by $81.00, or $119,818,845 at November 30, 2005. The Preferred Stock is redeemable upon the occurrence of a liquidation event, which is defined in the Company's articles of incorporation to be a sale or the initial public offering of the Company, as further defined in the Company's formation agreements. The Preferred Stock is not redeemable under any other circumstance or event and is subordinate to the then outstanding debt of Holdings. As the Preferred Stock shareholders comprise a majority of the Company's Board of Directors, redemption of the Preferred Stock is considered to be outside of the Company's control. As a result, in accordance with the provisions of Emerging Issues Task Force Abstract No. D-98, Classification and Measurement of Redeemable Securities, the Preferred Stock is presented in the mezzanine section of the consolidated balance sheet. As there are no voluntary call rights, there is no accretion of the Preferred Stock to its liquidation preference and no accrual of preferred dividends until an event of deemed liquidation and redemption occurs, as all redemption events are outside all parties' control, and events such as a sale or an initial public offering are not viewed as probably of occurring until they occur. Upon an event of liquidation, the Preferred Stock participates in any excess proceeds on a pari passu basis with the then outstanding Common Stock shares. This pari passu allocation of excess proceeds represents a distribution of 10% to the Preferred Stock and 90% to the Common Stock at November 30, 2005. The Preferred Stock maintains a cumulative preferred yield of 8.0%, which is compounded quarterly. Total accumulated and undeclared dividends of the Preferred Stock total approximately $5.6 million at November 30, 2005.

        In September 2005, OEP and the Company sold a combined total of 1,443,000 shares of Common Stock to certain employees of the Company for an aggregate price of $1,443,000. These shares vest annually each year for a five-year period beginning on March 24, 2006 and are subordinate to the Company's then outstanding debt and the liquidation preference of the Preferred Stock, together with any accrued and unpaid Preferred Stock dividends. The Company maintains certain repurchase rights and restrictions with respect to these 1,443,000 shares of Common Stock. Due to the fact that the purchasing employees were deemed to have made a substantial investment in the initial purchase of their Common Shares, among other factors, the repurchase rights do not qualify for variable plan accounting. Effective March 24, 2005, the Company calculated the fair value of its Preferred and Common Stock and determined that the originally allocated share prices did not represent their fair values as determined on the relative fair market value basis. The calculated fair market value of the Preferred and Common Stock was determined to be $105,212,973 (or $71.13 per share) and $27,968,005 (or $2.09 per share), respectively. This revaluation resulted in an initial charge to deferred compensation in the amount of $1,572,870, of which $48,100 was amortized to compensation expense during fiscal 2005.

12. EARNINGS PER SHARE

        A summary of the calculation of basic and diluted earnings per share for the period from February 15, 2005 through November 30, 2005 is as follows:

Numerator
Net income available to common shareholders	$24,905
Denominator
Weighted average number of shares—basic	10,764,339
Effect of dilutive securities—unvested common shares	204,574
Weighted average number of shares—fully diluted	10,968,913
Net income per share—basic	$2.31
Net income per share—diluted	$2.27

        Net income available to common shareholders is derived by subtracting the following two items from net income: (1) cumulative preferred dividends (see Note 11), and (2) participating preferred dividends. Participating preferred dividends represent the amount of distributable net income allocable to the preferred shareholders after the allocation to the cumulative preferred dividends in accordance with the provisions of EITF No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128.

13. DISCONTINUED OPERATIONS

        In December 2002, Progress Energy's Board of Directors adopted a resolution approving the sale of substantially all of the assets of Railcar, Ltd., a leasing subsidiary of Progress Rail Services. In addition, certain leased railcars owned by Progress Rail Services and certain leased railcars owned by Progress Rail Services de Mexico were also included in this resolution. In February 2004, substantially all of these assets were sold for $88.6 million. Prior to the sale, the predecessor purchased certain leased assets totaling $67.2 million, which were included in the sale of Railcar, Ltd. Revenue attributable to Railcar Limited assets was $5.6 million for the twelve months ended November 30, 2004. For the period from December 1, 2004 to March 23, 2005, and the period from February 15 to November 30, 2005, there was no additional activity related to the Railcar, Ltd.'s discontinued operations.

14. RELATED PARTY TRANSACTIONS

        During fiscal 2000, Progress Energy formed Progress Energy Service Company, LLC ("PESC") to provide specialized services, at cost, to Progress Energy and its subsidiaries. For the periods through March 23, 2005, the predecessor had an agreement with PESC under which services, including purchasing, accounting, treasury, tax, marketing, legal and human resources, were rendered to the predecessor at cost.

        The predecessor's financial statements reflect allocations of certain expenses incurred by PFC, PCH and Progress Energy, as well as those from PESC that are attributed to services provided to the predecessor through March 23, 2005. These allocations relate primarily to federal and state income tax compliance, property tax, risk management, treasury, certain employee benefit administration for employees (benefit administration for plans of predecessor subsidiaries is handled by PRS), and certain legal services. Costs for such services have been reflected in the predecessor's results of operations on the basis of estimated support provided to the predecessor, or other methods management believes to be reasonable. Because certain allocations and transactions may not be the same as those that would result from transactions among unrelated parties, the accompanying consolidated and combined, as applicable, financial statements may not necessarily be indicative of the financial position, results of operations and cash flows of the predecessor if it were an independent entity. Charges for these services and overhead of PFC, PCH, PESC, and Progress Energy were $3.5 million, $4.0 million, and $1.2 million for the twelve months ended November 30, 2003 and 2004 and the period from December 1, 2004 to March 23, 2005 respectively, and are reflected in the predecessor's financial statements.

        Following the Acquisition, the Company and its subsidiaries will, on occasion, sell products or services to Progress Energy or a Progress Energy subsidiary. For the period from December 1, 2004 to March 23, 2005 such services were considered related party transactions. Sales to related parties were $1.4 million for the twelve months ended November 30, 2004 and $442 thousand for the period from December 1, 2004 to March 23, 2005. As of November 30, 2004 and 2005, the balance due from these related parties totaled $49 thousand and $76 thousand, respectively. These amounts are included in current assets on the accompanying consolidated balance sheets.

        The Company has entered into a management agreement with OEP pursuant to which OEP will provide management, advice and related services. The Company will pay OEP and another investor $1.0 million per year, plus reimbursement of expenses, for such services. During the period from February 15 to November 30, 2005, the Company incurred $667 thousand for these services. Upon the closing of the Acquisition, the Company paid OEP a transaction fee of $4.0 million, which is included in the $20.4 million of total transaction expenses paid in connection with the Acquisition. OEP will not receive any compensation in connection with certain of its members serving as directors, but it may receive fees in connection with its role in specific transactions in the future.

15. SEGMENT INFORMATION

        The Company's operations are organized into two operating segments: 1) Locomotive and Railcar Services ("LRS") and 2) Engineering and Track Services ("ETS"). The primary factors used to identify these segments are the nature of the products and services, the organization of the Company's internal operations, and the information used by the chief operating decision maker to evaluate operations and make decisions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 to the Company's combined or consolidated financial statements. The Company's determination of segment earnings is presented before taxes, after allocations of general corporate expenses (except for unusual items in 2005 described below) and interest to the segments, and does not reflect discontinued operations.

        The LRS operating segment's primary activities are to provide supplies and services to the rolling stock of the railroad industry. Products and services provided by LRS include manufactured component parts, railcar and locomotive repair services, parts reconditioning, and railcar and locomotive dismantling. LRS has numerous railcar repair facilities throughout the U.S. that primarily provide reconditioned supplies and services to railcar owners. Most of the core parts are sourced from railcar dismantling facilities and are reconditioned at LRS parts facilities. In conjunction with these activities, railcar parts unfit for reconditioning, scrap metal from railcar dismantling, and other scrap metal are sold to domestic steel mills.

        The ETS operating segment focuses on the quality and safety of the tracks and the right-of-way upon which trains or transit cars ride. Primary activities are to provide supplies and services to the infrastructure of the railroad industry. Products and services provided by ETS include new track and signal products, rail welding, rail sales, and maintenance-of-way services and products.

Segment Financial Disclosure
($ in thousands)

	Revenue	Earnings Before Interest and Taxes	Depreciation and Amortization	Capital Expenditures	Segment Assets
(Predecessor)
Year ended November 30, 2003
Locomotive and Railcar Services	$584,357	$25,649	$12,469	$9,511	$370,487
Engineering and Track Services	231,173	13,286	7,531	4,146	195,427

Total	$815,530	$38,935	$20,000	$13,657	$565,914

Reconciliation:
Earnings before interest and taxes		38,935
Interest (income)		(252)

Income from continuing operations before income taxes		$39,187

Segment assets					565,914
Assets held for sale					12,092

					$578,006

	Revenue	Earnings Before Interest and Taxes	Depreciation and Amortization	Capital Expenditures	Segment Assets
(Predecessor)
Year ended November 30, 2004
Locomotive and Railcar Services	$836,132	$56,043	$13,827	$28,595	$397,974
Engineering and Track Services	279,514	10,947	7,965	7,824	213,453

Total	$1,115,646	$66,990	$21,792	$36,419	$611,427

Reconciliation:
Earnings before interest and taxes		66,990
Interest (income)		(271)

Income from continuing operations before income taxes		$67,261

	Revenue	Earnings Before Interest and Taxes	Depreciation and Amortization	Capital Expenditures	Segment Assets
(Predecessor)
(December 1, 2004 to March 23, 2005)
Locomotive and Railcar Services	$259,025	$10,018	$4,786	$9,144	$391,482
Engineering and Track Services	99,598	4,768	2,749	1,263	210,799

Total	$358,623	14,786	7,535	10,407	$602,281

Other corporate expenses and expenditures			288	153

Consolidated total			$7,823	$10,560

Unallocated overhead		(5,484)
Interest income (expense)		27

Income from continuing operations before income taxes		$9,329

	Revenue	Earnings Before Interest and Taxes	Depreciation and Amortization	Capital Expenditures	Segment Assets
(Successor)
(February 15, 2005 to November 30, 2005)
Locomotive and Railcar Services	$596,264	$52,205	$4,730	$8,925	$358,606
Engineering and Track Services	244,969	21,808	3,087	3,992	193,548

Total	$841,233	74,013	7,817	12,917	$552,154

Other corporate expenses and expenditures			2,248	335

Consolidated total			$10,065	$13,252

Unallocated overhead		(5,744)
Interest income (expense)		(14,026)

Income from continuing operations before income taxes		$54,243

Segment assets					$552,154
Cash held at PRS					$3,544

Total					$555,698

        During fiscal 2005, the Company incurred certain costs related directly to, or that were the result of, the Acquisition (Note 3). These costs include a retention bonus of $4.4 million, intangible asset of amortization expense of $1.8 million, deferred financing costs amortization of $1.3 million and other fees and expenses in the aggregate amount of $3.7 million which were not allocated to the segments. The Company evaluates performance based on earnings before interest and taxes and before these transaction-related costs and expenses.

        Assets as of November 30, 2004 and November 30, 2005 and non-domestic sales (Canada and Mexico) for the twelve months ending November 30, 2004 and for the periods from December 1, 2004 to March 23, 2005 and from February 15 to November 30, 2005 are presented in the following table (in thousands):

	Revenue
	Twelve Months Ended November 30, 2003	Twelve Months Ended November 30, 2004	December 1, 2004 to March 23, 2005	February 15, 2005 to November 30, 2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
United States	$712,772	$995,808	$316,117	$738,136
Non-Domestic	102,758	119,838	42,506	103,097

Total	$815,530	$1,115,646	$358,623	$841,233

	Assets
	November 30, 2003	November 30, 2004	November 30, 2005
	(Predecessor)	(Predecessor)	(Successor)
United States	$495,832	$550,221	$496,755
Non-Domestic	82,174	61,206	55,399

Total	$578,006	$611,427	$552,154

        The Company has a broad customer base which includes most of the Class I railroads, regional and shortline railroads, major North American transit systems, major railcar and locomotive builders, railcar lessors and other railcar owners. Class I railroads represent the Company's largest customer class, comprising approximately 35% of consolidated revenue. The Company's top five customers accounted for approximately 36% of consolidated revenue, and the top customer represented approximately 11% of consolidated revenue for the twelve months ended November 30, 2005.

16. RECENTLY ISSUED ACCOUNTING STANDARDS

        In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of abnormal as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and has been adopted by the Company effective December 1, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company's consolidated results of operations or financial position.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("FAS 123R"). FAS 123R revises the guidance in SFAS No. 123 and supersedes APB No. 25 and its related implementation guidance. FAS 123R focuses primarily on the accounting for share-based payments to employees in exchange for services, and it requires a public entity to measure and recognize compensation cost for these payments. FAS 123R is effective for the first fiscal year beginning after June 15, 2005, and has been adopted by the Company effective December 1, 2005. The Company does not currently utilize equity compensation plans as a means of compensating employees. Therefore, the guidance in FAS 123R is currently not applicable to the Company.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—An amendment of APB Opinion No. 29 ("FAS 153"). FAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for periods beginning after June 15, 2005, and was adopted by the Company on September 1, 2005. The adoption of FAS 153 did not have a material impact on the Company's consolidated results of operations or financial position.

        In December 2004, the FASB issued SFAS No. 109-1, Accounting for Income Taxes—American Jobs Creation Act of 2004 ("FAS 109-1"). FAS 109-1 clarifies that the tax deduction within the American Jobs Creation Act of 2004 should be accounted for as a special deduction in accordance with SFAS No. 109 and that the special deduction should be considered by an enterprise in (a) measuring deferred taxes when graduated tax rates are a significant factor and (b) assessing whether a valuation allowance is necessary as required by paragraph 232 of SFAS No. 109. FAS 109-1 is effective upon issuance and was adopted by the Company on February 15, 2005. The adoption of FAS 109-1 did not have a material impact on the Company's consolidated results of operations or financial position.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("FAS 154"). FAS 154 replaces APB No. 20 and SFAS No. 3. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impractical and for reporting a change when retrospective application is impractical. FAS 154 also addresses the reporting of an error by restating previously issued financial statements. FAS 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt this pronouncement effective December 1, 2006 and does not believe that the adoption of FAS 154 will have a material effect on the Company's results of operations or financial position.

        In March, 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FAS 143 ("FIN 47"). FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. When sufficient information exists, uncertainty about the amount and/or timing of future settlements should be factored into the liability measurement. The interpretation is effective for the end of fiscal years ending after December 15, 2005, which will be the Company's fiscal year ending November 30, 2006. The Company anticipates no material impact on its results of operations, financial position or cash flows as a result of adopting this interpretation.

17. SUBSEQUENT EVENTS

        On December 1, 2005, the Company announced that it has purchased certain operating assets of Brenco/QBS's tapered roller bearing reconditioning business. QBS is a member of the Amsted Rail Group. QBS's operations include the manufacture and reconditioning of tapered roller bearings used extensively for application on various types of railroad freight cars. Included in this transaction are the QBS plants in Petersburg, Virginia; Little Rock, Arkansas; and Sparks, Nevada. The Acquisition allows Holdings to enhance its focus on its long-term strategic objective of supplying a wide array of reconditioned products and components to the railroad industry. In connection with the purchase, the Company has become the authorized reconditioner of all used Brenco bearings in the U.S. and Canada.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission Registration Fee		$36,915
NYSE Listing Fees			*
Printing and Engraving Expenses		200,000	**
Blue Sky Fees and Expenses		20,000	**
Legal Fees		400,000	**
Accounting Fees		150,000	**
Registrar and Transfer Agent Fees		5,000	**
NASD Filing Fee		35,000
Miscellaneous Expenses		50,000	**

Total	$		*

*
To be filed by amendment

**
Estimate

ITEM 14.    Indemnification of Directors and Officers

  Section 145 of Delaware General Corporation Law

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Section 145 of the Delaware General Corporation Law also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.

        To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; provided that indemnification provided for by Section 145 or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

        In addition, Section 102(b)(7) of the Delaware General Corporation Law permits Delaware corporations to include a provision in their certificates of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions; or (iv) for any transactions from which the director derived an improper personal benefit.

        The Amended and Restated Certificate of Incorporation of the registrant provides that each director shall not be personally liable to such corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

        Article IV of the bylaws of the registrant compels indemnification for officers and directors of the company if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In an action or suit by or in the right of the corporation to procure a judgment in the corporation's favor, indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit. Further, there shall be no indemnification in which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        To the extent that a director, officer, employee or agent of the registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

        The registrant may indemnify and advance expenses of defense, to the same extent as in the case of a director, persons serving as officers, employees or agents of the respective companies, or in such capacity at the request of the company for any other corporation, partnership, limited liability company, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan, to the fullest extent permitted by law.

        The registrant has not entered into a separate indemnification agreement with any of its officers or directors but has directors' and officers' liability insurance insuring its directors and officers against certain liabilities and expenses incurred by such persons in such capacities.

Item 15.    Recent Sales of Unregistered Securities.

        Since its incorporation in February 2005, the registrant has issued unregistered securities in the transactions described below.

        On March 24, 2005, One Equity Partners LLC, its affiliated funds and individuals affiliated with One Equity Partners acquired 10,000,000 shares of the registrant's common stock at $1.00 per share and 1,111,112 shares of the registrant's Series A Participating Preferred Stock at $81.00 per share. Subsequently, One Equity Partners transferred 1,110,000 shares of common stock to management.

        On September 1, 2005, Gary L. Wilson, Alfred D. Boyer and Robert Day purchased equity interests from us. Gary L. Wilson purchased 769,125 shares of our common stock at $1.00 per share and 97,222 shares of our Series A Participating Preferred Stock at $81.00 per share. Alfred D. Boyer purchased 109,875 shares of our common stock at $1.00 per share and 13,889 shares of our Series A Participating Preferred Stock at $81.00 per share. Robert Day purchased 1,758,000 shares of our common stock at $1.00 per share and 222,222 shares of our Series A Participating Preferred Stock at $81.00 per share.

        From September 27, 2005 to November 28, 2005, the registrant issued an aggregate of 676,200 shares of its common stock and 34,800 shares of its Series A Participating Preferred Stock to 37 members of management and other employees for an aggregate consideration $3,465,000.

        In October 2005, the registrant issued an aggregate of 48,933 shares of its common stock, at $1.00 per share, to William J. Cosgrove, Jerry R. Davis and Sidney H. Evans, Jr., members of its Board of Directors.

        These securities were offered and sold in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering. The sales were made without the use of an underwriter and any certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption.

ITEM 16.    Exhibits

(a)
Exhibits

Exhibit Number	Description of Exhibits
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Progress Rail Services, Inc.
3.2*	Amended and Restated Bylaws of Progress Rail Services, Inc.
4.1	Indenture, dated as of March 24, 2005, among Progress Rail Services Corporation, Progress Metal Reclamation Company, Progress Rail Services Holdings Corp., the Initial Subsidiary Guarantors named therein and The Bank of New York, as Trustee, with respect to the 7 3/4% Senior Notes Due 2012
4.2*	Form of certificate of the Company's common stock, par value $0.01 per share
5.1*	Legal Opinion of Morgan, Lewis & Bockius LLP
10.1	Registration Rights Agreement, dated March 24, 2005, between Progress Rail Services Corporation, Progress Metal Reclamation Company, the Guarantors named therein and Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc.
10.2	Amended and Restated Stockholders' Agreement, dated as of September 1, 2005, by and among Progress Rail Services Parent Corp., One Equity Partners LLC, Gary L. Wilson, Alfred D. Boyer and Robert Day
10.3	Agreement and Plan of Merger by and among Progress Rail Services Holdings Corp., PRSC Acquisition Corp., PMRC Acquisition Co., Progress Rail Services Corporation, Progress Metal Reclamation Company, Progress Fuels Corporation and Progress Energy, Inc. (with respect to Articles III, VI, VIII and IX), dated as of February 17, 2005
10.4	Trademark Coexistence Agreement, dated as of March 24, 2005, by and among Progress Energy, Inc., Progress Rail Services Corporation, Progress Metal Reclamation Company and Progress Vanguard Corporation
10.5	Credit Agreement, dated as of March 24, 2005, among Progress Rail Services Holdings Corp., each of its subsidiaries that are signatories thereto, Progress Rail Canada Corporation, Progress Rail Transcanada Corporation, General Electric Capital Corporation, as U.S. Administrative Agent, GE Canada Finance Holding Company, as Canadian Administrative Agent, J.P. Morgan Securities Inc., as Sole Bookrunner, Sole Lead Arranger and Syndication Agent, Wachovia Bank, National Association, National City Bank and Bank of America, N.A. as Co-Documentation Agents
10.6	Domestic Pledge and Security Agreement, dated as of March 24, 2005, among Progress Rail Services Holdings Corp., the other Grantors party thereto, and General Electric Capital Corporation, as U.S. Collateral Agent
10.7	Canadian Pledge and Security Agreement, dated as of March 24, 2005, among Progress Rail Canada Corporation and Progress Rail Transcanada Corporation as Canadian Grantors and GE Canada Finance Holding Company as Canadian Collateral Agent
10.8	Mexican Pledge Agreement, dated effective as of May 4, 2005, between Railcar, Ltd. as Grantor and General Electric Capital Corporation, as Collateral Agent
10.9	Patent Security Agreement, dated as of March 24, 2005, between FM Industries, Inc., Chemetron Railway Products, Inc., Progress Vanguard Corporation, Progress Rail Services Corporation and General Electric Capital Corporation, as U.S. Collateral Agent

10.10	Trademark Security Agreement, dated as of March 24, 2005, between FM Industries, Inc., Chemetron Railway Products, Inc., Progress Vanguard Corporation, Progress Rail Services Corporation and General Electric Capital Corporation, as U.S. Collateral Agent
10.11	Copyright Security Agreement, dated as of March 24, 2005, between Progress Rail Services Corporation and General Electric Capital Corporation
10.12	Management Agreement, dated as of March 24, 2005, by and between One Equity Partners LLC and Progress Rail Services Parent Corp.
10.13	Management Agreement, dated as of September 1, 2005, by and among Progress Rail Services Parent Corp., One Equity Partners LLC, Gary L. Wilson, Alfred D. Boyer and Robert Day
10.14*	2006 Equity Compensation Plan
10.15*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with William P. Ainsworth
10.16*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with Howard Bush
10.17*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with J. Daniel Garrett
10.18*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with John R. Grace
10.19*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with Glen E. Lehman
10.20*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with Jackie A. Nesmith
10.21*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with David R. Roeder
16.1	Letter from Deloitte & Touche LLP
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages)

*
To be filed by amendment.

(b)
Financial Statement Schedules

        The schedule of Valuation and Qualifying Accounts and Reserves is provided on page S-1.

ITEM 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrants have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized on March 17, 2006.

PROGRESS RAIL SERVICES, INC.
By:	/s/ WILLIAM P. AINSWORTH Name: William P. Ainsworth Title: President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby appoints William P. Ainsworth and John R. Grace, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE
/s/ WILLIAM P. AINSWORTH	President, Chief Executive Officer and Director of the Registrant (principal executive officer)	March 17, 2006
/s/ J. DANIEL GARRETT	Senior Vice President, Chief Financial Officer and Treasurer of the Registrant (principal financial and accounting officer)	March 17, 2006
/s/ LEE M. GARDNER	Non-Executive Chairman of the Board of Directors of the Registrant	March 17, 2006
/s/ WILLIAM J. COSGROVE	Director of the Registrant	March 17, 2006
/s/ JERRY R. DAVIS	Director of the Registrant	March 17, 2006
/s/ SIDNEY H. EVANS, JR.	Director of the Registrant	March 17, 2006
/s/ THOMAS J. KICHLER	Director of the Registrant	March 17, 2006
/s/ WILLIAM H. WANGERIN, JR.	Director of the Registrant	March 17, 2006
/s/ GARY L. WILSON	Director of the Registrant	March 17, 2006

Schedule of Valuation and Qualifying Accounts and Reserves

Allowance for doubtful accounts (in thousands)

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Predecessor periods
For the twelve months ended November 30, 2003	$22,072	$10,588	$(22,231)	$10,429
For the twelve months ended November 30, 2004	$10,429	$3,021	$(540)	$12,910
For the period December 1, 2004 to March 23, 2005	$12,910	$66	$(6,998)	$5,978

Successor period
For the period February 15, 2005 to November 30, 2005	$5,978	$1,336	$(833)	$6,481

Inventory reserves (in thousands)

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Predecessor periods
For the twelve months ended November 30, 2003	$2,113	$2,073	$(249)	$3,937
For the twelve months ended November 30, 2004	$3,937	$5,686	$(3,030)	$6,593
For the period December 1, 2004 to March 23, 2005	$6,593	$363	$(3,799)	$3,157

Successor period
For the period February 15, 2005 to November 30, 2005	$3,157	$2,663	$(1,154)	$4,666

S-1

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Progress Rail Services, Inc.
3.2*	Amended and Restated Bylaws of Progress Rail Services, Inc.
4.1	Indenture, dated as of March 24, 2005, among Progress Rail Services Corporation, Progress Metal Reclamation Company, Progress Rail Services Holdings Corp., the Initial Subsidiary Guarantors named therein and The Bank of New York, as Trustee, with respect to the 7 3/4% Senior Notes Due 2012
4.2*	Form of certificate of the Company's common stock, par value $0.01 per share
5.1*	Legal Opinion of Morgan, Lewis & Bockius LLP
10.1	Registration Rights Agreement, dated March 24, 2005, between Progress Rail Services Corporation, Progress Metal Reclamation Company, the Guarantors named therein and Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc.
10.2	Amended and Restated Stockholders' Agreement, dated as of September 1, 2005, by and among Progress Rail Services Parent Corp., One Equity Partners LLC, Gary L. Wilson, Alfred D. Boyer and Robert Day
10.3	Agreement and Plan of Merger by and among Progress Rail Services Holdings Corp., PRSC Acquisition Corp., PMRC Acquisition Co., Progress Rail Services Corporation, Progress Metal Reclamation Company, Progress Fuels Corporation and Progress Energy, Inc. (with respect to Articles III, VI, VIII and IX), dated as of February 17, 2005
10.4	Trademark Coexistence Agreement, dated as of March 24, 2005, by and among Progress Energy, Inc., Progress Rail Services Corporation, Progress Metal Reclamation Company and Progress Vanguard Corporation
10.5	Credit Agreement, dated as of March 24, 2005, among Progress Rail Services Holdings Corp., each of its subsidiaries that are signatories thereto, Progress Rail Canada Corporation, Progress Rail Transcanada Corporation, General Electric Capital Corporation, as U.S. Administrative Agent, GE Canada Finance Holding Company, as Canadian Administrative Agent, J.P. Morgan Securities Inc., as Sole Bookrunner, Sole Lead Arranger and Syndication Agent, Wachovia Bank, National Association, National City Bank and Bank of America, N.A. as Co-Documentation Agents
10.6	Domestic Pledge and Security Agreement, dated as of March 24, 2005, among Progress Rail Services Holdings Corp., the other Grantors party thereto, and General Electric Capital Corporation, as U.S. Collateral Agent
10.7	Canadian Pledge and Security Agreement, dated as of March 24, 2005, among Progress Rail Canada Corporation and Progress Rail Transcanada Finance Corporation as Canadian Grantors and GE Canada Holding Company as Canadian Collateral Agent
10.8	Mexican Pledge Agreement, dated effective as of May 4, 2005, between Railcar, Ltd. as Grantor and General Electric Capital Corporation, as Collateral Agent
10.9	Patent Security Agreement, dated as of March 24, 2005, between FM Industries, Inc., Chemetron Railway Products, Inc., Progress Vanguard Corporation, Progress Rail Services Corporation and General Electric Capital Corporation, as U.S. Collateral Agent
10.10	Trademark Security Agreement, dated as of March 24, 2005, between FM Industries, Inc., Chemetron Railway Products, Inc., Progress Vanguard Corporation, Progress Rail Services Corporation and General Electric Capital Corporation, as U.S. Collateral Agent

10.11	Copyright Security Agreement, dated as of March 24, 2005, between Progress Rail Services Corporation and General Electric Capital Corporation
10.12	Management Agreement, dated as of March 24, 2005, by and between One Equity Partners LLC and Progress Rail Services Parent Corp.
10.13	Management Agreement, dated as of September 1, 2005, by and among Progress Rail Services Parent Corp., One Equity Partners LLC, Gary L. Wilson, Alfred D. Boyer and Robert Day
10.14*	2006 Equity Compensation Plan
10.15*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with William P. Ainsworth
10.16*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with Howard Bush
10.17*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with J. Daniel Garrett
10.18*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with John R. Grace
10.19*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with Glen E. Lehman
10.20*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with Jackie A. Nesmith
10.21*	Management Stock Purchase and Severance Agreement, dated September 26, 2005, with David R. Roeder
16.1	Letter from Deloitte & Touche LLP
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages)

*
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE ACQUISITION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Balance Sheet as of November 30, 2005 (dollars in thousands)
Unaudited Pro Forma Condensed Statement of Operations for the year ended November 30, 2005 (dollars in thousands, except share and per share data)
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARKET AND INDUSTRY DATA AND FORECASTS
INDUSTRY
BUSINESS
Progress Rail's Integrated Business Model
LRS: Vertically Integrated Business Example
MANAGEMENT
CERTAIN RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITERS
VALIDITY OF THE SHARES
EXPERTS
NOTE ON INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PROGRESS RAIL SERVICES, INC. (and PREDECESSOR) COMBINED OR CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data)
PROGRESS RAIL SERVICES, INC. (and PREDECESSOR) COMBINED OR CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share and per share data)
PROGRESS RAIL SERVICES, INC. (and PREDECESSOR) COMBINED OR CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (In thousands)
PROGRESS RAIL SERVICES, INC. (and PREDECESSOR) COMBINED OR CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands)
PROGRESS RAIL SERVICES, INC. (and PREDECESSOR) COMBINED OR CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
PROGRESS RAIL SERVICES, INC. AND PREDECESSOR NOTES TO COMBINED OR CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2003 and 2004; THE PERIOD FROM DECEMBER 1, 2004 TO MARCH 23, 2005; AND THE PERIOD FROM FEBRUARY 15 TO NOVEMBER 30, 2005
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  ITEM 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities.
  ITEM 16. Exhibits
  ITEM 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX